Annual Report for 2007

There's Only One Aflac℠



Aflac®
Incorporated

The Composition of Aflac's Market in Japan

What We Sell

Supplemental insurance products, including:
- Cancer life
- Medical
- Care
- Living benefit life

Supplemental insurance riders, including:
- Living benefit life
- Rider MAX
- Life insurance
- Rider Pack

Ordinary life insurance products, including:
- Term life
- Whole life
- Fixed annuity
- WAYS

Who Buys It

At the worksite:
Employees at more than 38,000 payroll accounts representing 89% of the companies listed on the Tokyo Stock Exchange, including workers at Hitachi, Fujitsu, Kirin Brewery, Canon, Ricoh, Toyota and Takashimaya, as well as employers and employees at 168,600 small businesses

At the home:
Individuals seeking specific insurance coverage

Who Sells It For Us

More than 100,800 licensed sales associates, representing about 2,200 affiliated corporate agencies, more than 16,200 individual or independent corporate agencies, and the sales force of Dai-ichi Mutual Life Insurance Co. as well as 41 banks with 3,300 branches throughout Japan

Who Else Sells It

- Alico Japan
- Asahi
- AXA
- Dai-ichi
- Fukoku
- Mitsui Sumitomo
- Nippon
- Orix
- Sompo Japan
- Sompo Japan Himawari
- Sony
- Sumitomo
- Tokio Anshin

and in the United States

What We Sell

Supplemental insurance products, including:
- Accident/disability
- Cancer indemnity
- Short-term disability
- Intensive care
- Hospital indemnity
- Sickness indemnity
- Long-term care
- Specified health event
- Fixed-benefit dental
- Vision

Life insurance products, including:
- Term life
- Whole life
- Juvenile life

Who Buys It

At the worksite:
Employees at more than 402,300 payroll accounts, including businesses of all sizes, banks, hospitals, school districts, and city and state governments. Payroll accounts include the City of Atlanta, American Express, Genesis Healthcare, the State of Florida, Valero Energy Corporation, Viacom, Wachovia and Wal-Mart.

At the home:
Individuals seeking specific insurance coverage

Who Sells It For Us

More than 71,200 licensed sales associates, including more than 10,900 who, on average, produce business every week

Who Else Sells It

- AIG
- Allstate
- American Fidelity
- Assurant
- CIGNA
- Guardian
- ING
- Lincoln National
- Transamerica
- Unum Group
- Certain regional or national carriers whose products indirectly compete

NOTICE AND PROXY STATEMENT

AFLAC INCORPORATED

Worldwide Headquarters
1932 Wynnton Road
Columbus, Georgia 31999

NOTICE OF 2008 ANNUAL MEETING OF SHAREHOLDERS
Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 5, 2008

The Annual Meeting of Shareholders of Aflac Incorporated (the "Company") will be held on Monday, May 5, 2008, at 10:00 a.m. at the Columbus Museum (in the Patrick Theatre), 1251 Wynnton Road, Columbus, Georgia, for the following purposes, all of which are described in the accompanying Proxy Statement:

1. To elect 17 Directors of the Company to serve until the next Annual Meeting and until their successors are duly elected and qualified;

2. To consider and act upon a proposal to amend Article IV of the Company's Articles of Incorporation, to increase the Company's authorized shares of $.10 par value Common Stock from 1,000,000,000 shares to 1,900,000,000 shares;

3. To consider and adopt an amended and restated management incentive plan (the "2009 Management Incentive Plan");

4. To consider and approve the following advisory (non-binding) proposal:

   "Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement."

5. To consider and act upon the ratification of the appointment of KPMG LLP as independent registered public accounting firm of the Company for the year ending December 31, 2008.

The accompanying proxy is solicited by the Board of Directors of the Company. The Proxy Statement and the Company's Annual Report for the year ended December 31, 2007, are enclosed.

The record date for the determination of shareholders entitled to vote at the meeting is February 27, 2008, and only shareholders of record at the close of business on that date will be entitled to vote at this meeting and any adjournment thereof.

YOUR VOTE IS IMPORTANT! WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE MARK, SIGN, DATE, AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED PREPAID ENVELOPE SO THAT WE MAY BE ASSURED OF A QUORUM TO TRANSACT BUSINESS. YOU MAY ALSO VOTE VIA THE INTERNET OR TELEPHONE. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By order of the Board of Directors,

Joey M. Loudermilk
Secretary

Columbus, Georgia
March 24, 2008

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TABLE OF CONTENTS

AFLAC INCORPORATED

PROXY STATEMENT

FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MONDAY, MAY 5, 2008

SOLICITATION AND REVOCATION OF PROXY

This Proxy Statement is furnished to shareholders in connection with the solicitation of proxies by the Board of Directors of Aflac Incorporated (the "Company") for use at the Annual Meeting of Shareholders to be held on Monday, May 5, 2008, and any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders and described in detail herein. The meeting will be held at 10 a.m. at the Columbus Museum (in the Patrick Theatre), 1251 Wynnton Road, Columbus, Georgia.

All properly executed proxies will be voted in accordance with the instructions contained thereon. If no choice is specified, the proxies will be voted FOR the election of all nominees named elsewhere in this Proxy Statement, and FOR approval of each other proposal set forth in the Notice of Meeting, and according to the discretion of the proxy holders on any other matters that may properly come before the meeting or any postponement or adjournment thereof. Shareholders of record may also submit their proxies via the Internet or by telephone in accordance with the procedures set forth in the enclosed proxy. Any proxy may be revoked by the shareholder at any time before it is exercised by giving written notice to that effect to the Secretary of the Company or by submission of a later-dated proxy or subsequent Internet or telephonic proxy. Shareholders who attend the meeting may revoke any proxy previously granted and vote in person.

This Proxy Statement and the accompanying proxy are being delivered to shareholders on or about March 24, 2008.

Solicitation of Proxies

The Company will pay the cost of soliciting proxies. The Company will make arrangements with brokerage firms, custodians, and other fiduciaries to send proxy materials to their principals by mail and by electronic transmission, and the Company will reimburse these entities for mailing and related expenses incurred. In addition to solicitation by mail and electronic transmission, certain officers and other employees of the Company may solicit proxies by telephone and by personal contacts. However, they will not receive additional compensation (outside of their regular compensation) for doing so. In addition, the Company has retained Georgeson Inc. to assist in the solicitation of proxies for a fee of $9,000, plus reimbursement of reasonable out-of-pocket expenses.

Proxy Materials and Annual Report

Shareholders may access the Company's Notice and Proxy Statement and Annual Report via Aflac's Web site, at www.aflac.com/shareholdermeeting. For future shareholder meetings, the Company's registered shareholders can elect to save the Company printing and mailing expenses by electing online access to their Proxy Statement, Annual Report, and other account mailings through **af*linc*®**, Aflac's secure online account management system. Shareholders that select this option will continue to receive their proxies in the mail prior to each shareholder meeting, along with a notice of the meeting and instructions for voting by mail, telephone, or the Internet.

Multiple Shareholders Sharing the Same Address

In accordance with a notice sent to eligible shareholders who share a single address, the Company is sending only one Annual Report and one Proxy Statement to shareholders who consented. This is known as "householding." However, if a registered shareholder residing at such an address wishes to receive a separate Annual Report or Proxy Statement, he or she may contact Aflac Incorporated Shareholder Services by phone at **800.235.2667 — Option 2,** by e-mail at **shareholder@aflac.com,** or by mail at the following address: Shareholder Services, 1932 Wynnton Road, Columbus, Georgia 31999. Registered shareholders who receive multiple copies of the Company's Annual Report or Proxy Statement may request householding by contacting Shareholder Services using the preceding options. Shareholders who own the Company's shares through a bank, broker, or other holder of record may request householding by contacting the holder of record.

Description of Voting Rights

In accordance with the Company's Articles of Incorporation, shares of the Company's Common Stock, par value $.10 per share (the "Common Stock") are entitled to one vote per share until they have been held by the same beneficial owner for a continuous period of greater than 48 months prior to the record date of the meeting, at which time they become entitled to 10 votes per share. Where a share is transferred to a transferee by gift, devise, or bequest, or otherwise through the laws of inheritance, descent, or distribution from the estate of the transferor, or by distribution to a beneficiary of shares held in trust for such beneficiary, the transferee is deemed to be the same beneficial owner as the transferor for purposes of determining the number of votes per share. Shares acquired as a direct result of a stock split, stock dividend, or other distribution with respect to existing shares ("dividend shares") are deemed to have been acquired and held continuously from the date on which the shares with regard to which the issued dividend shares were acquired. Shares of Common Stock acquired pursuant to the exercise of a stock option are deemed to have been acquired on the date the option was granted.

Shares of Common Stock held in "street" or "nominee" name are presumed to have been held for less than 48 months and are entitled to one vote per share unless this presumption is rebutted by providing evidence to the contrary to the Board of Directors of the Company. Shareholders desiring to rebut this presumption should complete and execute the affidavit appearing on the reverse side of their proxy. The Board of Directors reserves the right to require evidence to support the affidavit.

Voting Securities

Holders of record of Common Stock at the close of business on February 27, 2008, will be entitled to vote at the meeting. At that date, the number of outstanding shares of Common Stock entitled to vote was 474,813,182. According to the Company's records, this represents the following voting rights:

425,287,267	Shares	@	1	Vote Per Share	=	425,287,267	Votes
49,525,915	Shares	@	10	Votes Per Share	=	495,259,150	Votes
474,813,182	Shares			Total		920,546,417	Votes

Shareholders shown above with one vote per share can rebut the presumption that they are entitled to only one vote as outlined in "Description of Voting Rights" above. If all of the outstanding shares were entitled to 10 votes per share, the total votes available would be 4,748,131,820. However, for the purposes of this Proxy Statement, it is assumed that the total votes available to be cast at the meeting will be 920,546,417.

The holders of a majority of the voting rights entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of such business that comes before the meeting. Directors are elected by an affirmative vote of a plurality of voting rights cast. In the case of the election of Directors, in tabulating the vote, under applicable Georgia law, votes withheld will be disregarded and will have no effect on the outcome of the vote. Pursuant to the Company's Bylaws, approval of all other matters to be considered at the meeting requires the affirmative vote of holders of a majority of the voting rights present in person or represented by proxy at the meeting. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner. Broker non-votes and abstentions are counted as "shares present" at the meeting in determining whether a quorum exists. Broker non-votes, if any, have the effect of votes to withhold authority in connection with the election of Directors while broker non-votes, if any, and abstentions have the effect of votes against other proposals at the meeting.

In October 2006, the Board adopted a Director Resignation Policy to provide that a nominee for director in an uncontested election who receives a greater number of votes "withheld" from his or her election than "for" his or her election will promptly tender his or her resignation to the Chairman of the Board. The Corporate Governance Committee will consider such resignation and within 45 days recommend to the Board whether to accept or reject it. In considering whether to accept or reject the tendered resignation, the Corporate Governance Committee will consider all factors deemed relevant by its members, including the stated reasons why shareholders "withheld" votes for election from such director, the qualifications of the director and whether the resignation would be in the best interests of the Company and its shareholders. The Board will formally act on the Corporate Governance Committee's recommendation no later than 75 days following the date of the shareholders' meeting at which the election occurred. The Company will, within four business days after such decision is made, publicly disclose in a Form 8-K filed with the Securities and Exchange Commission ("SEC"), the Board's decision, together with a full explanation of the process by which the decision was made and, if applicable, the reasons for rejecting the tendered resignation.

Any director who tenders his or her resignation pursuant to this provision will not participate in the Corporate Governance Committee recommendation or Board consideration regarding whether or not to accept the tendered resignation. If a majority of the members of the Corporate Governance Committee received a greater number of votes "withheld" than votes "for" their election at the same meeting, then the other directors will appoint an ad hoc Board committee consisting of such number of directors, as they may determine to be appropriate, solely for the purpose of considering the tendered resignations and will recommend to the Board whether to accept or reject them. Notwithstanding the foregoing, if an ad hoc Board committee would have been created but fewer than three directors would be eligible to serve on it, the entire Board (other than the director whose resignation is being considered) will make the determination without any recommendation from the Corporate Governance Committee and without the creation of an ad hoc Board committee.

On February 28, 2008, the Georgia State Senate approved amendments to the Georgia Business Corporation Code that would permit a board of directors to adopt a majority voting standard for the election of directors through a bylaw amendment. A vote on the proposed amendments is currently pending in the Georgia House of Representatives. Currently, the Georgia Business Corporation Code, by default, provides for a plurality standard in the election of directors, and requires any increase to the plurality standard to be adopted by an amendment to the articles of incorporation. To the extent the Georgia Business Corporation Code is amended to permit adoption of a majority voting standard through a board-approved bylaw amendment, it is the intent of the Corporate Governance Committee to recommend that the Board of Directors adopt a bylaw amendment permitting majority voting in the election of directors in appropriate circumstances.

Principal Shareholders

No person, as of February 27, 2008, was the owner of record or, to the knowledge of the Company, beneficially owned 5% or more of the outstanding shares of Common Stock or of the available votes of the Company other than as shown below:

Name and Address of Beneficial Owner	Title of Class Common Stock	Amount of Beneficial Ownership		Percent of Class	Percent of Available Votes
		Shares	Votes		
Daniel P. Amos*	10 Votes Per Share	8,444,421	84,444,210	2.1	9.0
1932 Wynnton Road	1 Vote Per Share	1,445,030	1,445,030		
Columbus, GA 31999		9,889,451	85,889,240		

(*) See footnote 2 on page 6

1. ELECTION OF DIRECTORS

The Company proposes that the following 17 individuals be elected to the Board of Directors of the Company. The persons named in the following table have been nominated by the Corporate Governance Committee of the Board of Directors for election as Directors and, if elected, are willing to serve as such until the next Annual Meeting of Shareholders and until their successors have been elected and qualified. It is intended that the persons named in the accompanying proxy, or their substitutes, will vote for the election of these nominees (unless specifically instructed to the contrary). However, if any nominee at the time of the election is unable or unwilling to serve or is otherwise unavailable for election, and as a result another nominee is designated, the persons named in the proxy, or their substitutes, will have discretionary authority to vote or refrain from voting in accordance with their judgment on such other nominees. The Board of Directors has no reason to believe that any of the persons nominated will be unable or unwilling to serve.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE FOLLOWING NOMINEES AS DIRECTORS.

The following information is provided with respect to the nominees:

Name	Principal Occupation (1)	Age	Year First Elected	Shares of Common Stock Beneficially Owned on February 27, 2008 (2)	Percent of Outstanding Shares	Voting Rights on February 27, 2008	Percent of Available Votes
Daniel P. Amos	Chairman, the Company and Aflac,** Chief Executive Officer ("CEO"), the Company and Aflac; President, Aflac, until January 2007; Director, Synovus Financial Corp., Columbus, GA	56	1983	9,889,451	2.1	85,889,240	9.0
John Shelby Amos II	Alabama/West Florida State Sales Coordinator, Aflac	55	1983	1,082,101	.2	10,759,975	1.2
Paul S. Amos II	President, Aflac, since January 2007; Chief Operating Officer ("COO"), U.S. Operations, Aflac, since February 2006; Executive Vice President, U.S. Operations, Aflac, from January 2005 until January 2007; State Sales Coordinator-Georgia North, Aflac, from November 2002 through December 2004	32	2007	3,418,603	.7	33,550,729	3.6
Yoshiro Aoki	President, Seiwa Sogo Tatemono Co., Ltd., Tokyo, Japan, since June 2005; Corporate Auditor, Chuo Real Estate Co., Ltd., and Yushu Corp., Tokyo, Japan, since June 2006; Deputy President, Mizuho Research Institute Ltd., Tokyo Japan, from April 2004 until June 2005; Senior Managing Director, Mizuho Bank, Ltd., Tokyo, Japan, from April 2002 until April 2004	62	2007	3,313,292	.7	33,132,920	3.6
Michael H. Armacost	Shorenstein Distinguished Fellow, Stanford University Asia-Pacific Research Center, Stanford, CA, since September 2002; Director, Applied Materials, Inc., Santa Clara, CA; Director, USEC Inc., Bethesda, MD; Former U.S. Ambassador to Japan	70	1994	44,947	*	395,470	*
Kriss Cloninger III	President, the Company; Chief Financial Officer ("CFO"), the Company and Aflac; Treasurer, the Company; Executive Vice President, Aflac; Director, Tupperware Brands Corporation, Orlando, FL; Director, Total System Services, Inc., Columbus, GA	60	2001	1,402,231	.3	8,775,030	.9
Joe Frank Harris	Distinguished Executive Fellow, Georgia State University, Atlanta, GA; Chairman of the Board, Harris Georgia Corp., Cartersville, GA; Former Governor of the State of Georgia	72	1991	83,498	*	780,980	*
Elizabeth J. Hudson	Executive Vice President, Communications, National Geographic Society, Washington, D.C.	58	1990	109,743	*	1,043,430	.1
Kenneth S. Janke Sr.	Chairman Emeritus, National Association of Investors Corp. (NAIC), Madison Heights, MI, since October 2006; Chairman, NAIC, from February 2002 until October 2006; Retired, Chairman, President and Director, NAIC Growth Fund, Madison Heights, MI, until April 2007	73	1989	128,976	*	1,219,089	.1

Name	Principal Occupation (1)	Age	Year First Elected	Shares of Common Stock Beneficially Owned on February 27, 2008 (2)	Percent of Outstanding Shares	Voting Rights on February 27, 2008	Percent of Available Votes
Douglas W. Johnson	Retired, Audit Partner, Ernst & Young, Atlanta, GA, until June 2003	64	2004	22,220	*	141,734	*
Robert B. Johnson	Senior Counselor, Porter Novelli PR, since November 2003; Senior Vice President, Porter Novelli PR, Washington, D.C., from May 2003 until November 2003; Chairman, One America Foundation, Washington, D.C., from February 2003 until December 2007; Executive Vice President, BICO Inc., Washington, D.C., from February 2001 until February 2003; Assistant to the President of the United States, Washington, D.C., until February 2001	63	2002	27,630	*	215,026	*
Charles B. Knapp	Director of Educational Development, CF Foundation, Inc., Atlanta, GA, since May 2004; Partner, Heidrick & Struggles, Atlanta, GA, until May 2004; Former President, University of Georgia, Athens, GA	61	1990	61,805	*	564,050	.1
E. Stephen Purdom	Retired, Executive Vice President, Aflac; Retired Medical Director, Columbus Clinic, Columbus, GA; Retired Director, Trust Company Bank, Columbus, GA	60	1987	235,367	*	2,299,670	.2
Barbara K. Rimer, Dr. PH	Dean, School of Public Health, University of North Carolina, Chapel Hill, NC, since June 2005; Alumni Distinguished Professor, University of North Carolina School of Public Health, Chapel Hill, NC, since January 2003; Deputy Director, Lineberger Comprehensive Cancer Center, Chapel Hill, NC, from January 2002 until May 2004	59	1995	26,235	*	208,350	*
Marvin R. Schuster	Chairman of the Board, Schuster Enterprises, Inc., Columbus, GA, (owner of 63 Burger King restaurants in the Southeast)	70	2000	76,000	*	616,000	.1
David Gary Thompson	Retired, Chief Executive Officer, Georgia Banking, Wachovia Bank, N.A. and Executive Vice President, Wachovia Corporation, Atlanta, GA, until December 2004; Director, Georgia Power Company (a Southern Company subsidiary)	61	2005	7,000	*	7,000	*
Robert L. Wright	Chairman Emeritus, Dimensions International, Alexandria, VA, since February 2003; Chairman, Flight Explorer, Alexandria, VA; Former Associate Administrator, U.S. Small Business Administration	70	1999	52,065	*	322,065	*

(*) Percentage not listed if less than .1%.

(**) American Family Life Assurance Company of Columbus ("Aflac") is a wholly owned subsidiary of the Company.

(1) Unless specifically noted, the respective Director has held the position for at least five years.

(2) Includes options to purchase shares, which are exercisable within 60 days for: Daniel P. Amos, 4,232,571; John Shelby Amos II, 16,000; Paul S. Amos II, 40,000; Michael H. Armacost, 16,000; Kriss Cloninger III, 997,000; Joe Frank Harris, 16,000; Elizabeth J. Hudson, 16,000; Kenneth S. Janke Sr., 10,000; Douglas W. Johnson, 16,000; Robert B. Johnson, 23,000; Charles B. Knapp, 16,000; E. Stephen Purdom, 16,000; Barbara K. Rimer, Dr. PH, 16,000; Marvin R. Schuster, 36,000; David Gary Thompson, 6,000; and Robert L. Wright, 36,000. Also includes shares of restricted stock awarded under the 2004 Long-Term Incentive Plan for: Daniel P. Amos, 168,507; Paul S. Amos II, 26,318; and Kriss Cloninger III, 95,254, for which they have the right to vote, but may not transfer until the shares have vested three years from the date of grant if certain Company performance goals have been met. Also includes shares of restricted stock awarded under the 2004 Long-Term Incentive Plan for: Kenneth S. Janke Sr., 4,871; Robert B. Johnson, 2,436, and Robert L. Wright, 1,058 which they have the right to vote, but may not transfer until the shares have vested four years from the date of grant. Includes 300,000; 50,000; 250,000; and 121,756 shares pledged for Daniel P. Amos, John Shelby Amos II, Paul S. Amos II, and Kriss Cloninger III, respectively.

Also includes the following shares:

Daniel P. Amos: 125,840 shares owned by his spouse, which includes options to purchase 80,000 shares that are exercisable within 60 days; 3,242,076 shares owned by partnerships of which Mr. Amos is a partner; 654,488 shares owned by trusts with Mr. Amos as trustee; 744,127 shares owned by the Daniel P. Amos Family Foundation, Inc.; 80,000 shares owned by a trust with his spouse as trustee; 60,008 shares owned by his spouse's children; 43,274 shares owned by a partnership of which his spouse is a partner; and 20,082 shares owned by the Paul S. Amos Family Foundation, Inc.

John Shelby Amos II: 330,181 shares owned by his children with Mr. Amos as trustee; and 23,022 shares owned by a corporation of which Mr. Amos is a controlling shareholder.

Paul S. Amos II: 6,877 shares owned by his spouse; 15,668 shares owned by his children; 95,893 shares owned by a trust with his spouse as trustee; 660,270 shares owned by a Trust; 15,000 shares owned by a partnership of which Mr. Amos is a partner; 5,700 shares owned by the Paul & Courtney Amos Foundation; 23,000 shares owned by the Dan Amos Dynasty Trust; 1,719,560 shares owned by The Amos Family Limited Partnership; 744,127 shares owned by the Daniel P. Amos Family Foundation, Inc.; and 20,082 shares owned by the Paul S. Amos Family Foundation, Inc.

Yoshiro Aoki: 3,313,292 shares owned by The Mizuho Trust & Banking Co., Ltd. Mr. Aoki shares the power to vote these shares.

Kriss Cloninger III: 1,754 shares owned by his spouse; 46 shares owned by his spouse's children; 72,420 shares owned by partnerships of which Mr. Cloninger is a partner; and 55,042 shares owned by a trust with Mr. Cloninger as trustee.

Kenneth S. Janke Sr.: 73,489 shares owned by a trust with Mr. Janke as trustee; 33,964 shares owned by a trust with his spouse as trustee; 5,000 shares owned by a partnership of which Mr. Janke is a partner; and 1,523 shares owned by an investment club of which Mr. Janke is a member.

Charles B. Knapp: 21,000 shares owned by his spouse.

Daniel P. Amos and John Shelby Amos II are cousins. Daniel P. Amos is the father of Paul S. Amos II. Kenneth S. Janke Sr. is the father of Kenneth S. Janke Jr., an executive officer of the Company. No other family relationships exist among any other executive officers or Directors.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth, as of February 27, 2008, the number of shares and percentage of outstanding shares of Common Stock beneficially owned by: (i) our Named Executive Officers, comprising our CEO, CFO, COO of Aflac U.S., and two other most highly compensated executive officers as listed in the 2007 Summary Compensation Table (collectively, the "NEOs") whose information was not provided under the heading "Election of Directors," and (ii) all Directors and executive officers as a group.

Common Stock Beneficially Owned and Approximate Percentage of Class
as of February 27, 2008

Name and Principal Occupation for five years	Shares (1)	Percent of Shares	Votes	Percent of Votes
Akitoshi Kan Chairman, Aflac Japan, since July 2007; Chairman, Aflac International, Inc., since January 2005; President, Aflac Japan, from April 2005 until July 2007; Chief Operating Officer, Aflac Japan, from January 2005 until July 2007; Executive Vice President, U.S. Internal Operations, Aflac, until January 2005	625,368	.1	3,267,812	.4
Ronald E. Kirkland Sr. Vice President, Aflac, Director of Sales, since January 2005; Vice President, Aflac, Territory Director-West, from October 2004 until January 2005; State Sales Coordinator-Missouri, Aflac, until October 2004	51,284	*	51,289	*
All Director nominees and executive officers as a group (34 persons)	22,309,099	4.6	196,025,616	20.3

(1) Includes options to purchase shares that are exercisable within 60 days for: Akitoshi Kan, 285,000; Ronald E. Kirkland, 30,000; and all Directors and executive officers as a group, 6,783,613. Also includes shares of restricted stock awarded under the 2004 Long-Term Incentive Plan for: Akitoshi Kan, 30,635; Ronald E. Kirkland, 14,212; and all Directors and executive officers as a group, 507,265, which they have the right to vote, but they may not transfer until the shares have vested three years from the date of grant if certain Company performance goals have been met. Includes 868,473 shares pledged for all Directors and executive officers as a group.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), executive officers, Directors, and holders of more than 10% of the Common Stock are required to file reports of their trading in Company equity securities with the SEC.

Based solely on its review of the copies of such reports received by the Company, or written representations from certain reporting persons, the Company believes that during the last fiscal year, all Section 16 filing requirements applicable to its reporting persons were complied with, except for: Daniel P. Amos, who failed to timely file a Form 4 when his spouse sold shares in her 401(k) Plan; executive officer Martin A. Durant, who failed to timely file a Form 4 when his spouse sold shares; and executive officers Susan R. Blanck and Audrey B. Tillman, who both failed to include their non-vested Restricted Shares on their Forms 3 due to an administrative oversight.

CORPORATE GOVERNANCE

Director Independence

The Board of Directors annually assesses the independence of each Director nominee. The Board has determined that with respect to Yoshiro Aoki, Michael H. Armacost, Elizabeth J. Hudson, Douglas W. Johnson, Robert B. Johnson, Charles B. Knapp, Barbara K. Rimer, Dr. PH, Marvin R. Schuster, David Gary Thompson, and Robert L. Wright, (i) none of such individuals is precluded from being an independent director under the New York Stock Exchange ("NYSE") listing standards and (ii) none of such individuals has a material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company), and that accordingly, each such individual is considered an "independent director" for purposes of the NYSE listing standards. The Board made its determination based on information furnished by all Directors regarding their relationships with the Company and research conducted by management.

Executive Sessions of Non-employee Directors; Presiding Director

The Non-employee Directors meet at least annually in executive session without management present. The Board annually designates the presiding Director for such meetings. In August 2007, Kenneth S. Janke Sr. presided at the meeting of the Non-employee Directors in executive session. Mr. Marvin R. Schuster has been designated as the presiding Director since October 2007.

Communications with Directors

Shareholders and interested parties may contact members of the Board by mail. To communicate with the Board of Directors, any individual Director or any group or committee of Directors (including Non-employee Directors as a group), correspondence should be addressed to the Board of Directors or any such individual Director or group or committee of Directors by either name or title. All such correspondence should be sent to the Corporate Secretary of Aflac Incorporated at the following address: 1932 Wynnton Road, Columbus, Georgia 31999.

All communications received as set forth in the preceding paragraph will be opened by the Corporate Secretary for the sole purpose of determining whether the contents represent a message to the Directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of communications to the Board or any group or committee of Directors, the Secretary's office will make sufficient copies of the contents to send to each Director who is a member of the group or committee to which the envelope is addressed.

In addition, it is Company policy that each of the Directors attend the Annual Meeting. All of the Directors were in attendance at the 2007 Annual Meeting.

Director Nominating Process

The Corporate Governance Committee will consider Director candidates recommended by shareholders. In considering candidates submitted by shareholders, the Corporate Governance Committee will take into consideration the needs of the Board and the qualifications of the candidate. The Corporate Governance Committee may also take into consideration the number of shares held by the recommending shareholder and the length of time that such shares have been held. To have a candidate considered by the Corporate Governance Committee, a shareholder must submit the recommendation in writing and must include: (i) the name of the shareholder and evidence of the person's ownership of Common Stock, including the number of shares owned and the length of time of ownership; and (ii) the name of the candidate, the candidate's resume or a listing of his or her qualifications to be a Director of the Company and the person's consent to be named as a Director if selected by the Corporate Governance Committee and nominated by the Board. No person 20 years of age or younger or 75 years of age or older shall be eligible for election or appointment as a member of the Board of Directors.

The shareholder recommendation and information described above must be sent to the Corporate Secretary at Aflac Incorporated, 1932 Wynnton Road, Columbus, Georgia 31999, and must be received by the Corporate Secretary not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within 25 days before or after such anniversary date, notice by the shareholder, to be timely, must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever occurs first.

The Corporate Governance Committee believes that the minimum qualifications for serving as a Director of the Company are that a nominee demonstrate, by significant accomplishment in his or her field, an ability to make a meaningful contribution to the Board's oversight of the business and affairs of the Company and have an impeccable record and reputation for honest and ethical conduct in both his or her professional and personal activities. In addition, the Corporate Governance Committee examines a candidate's specific experiences and skills, time availability in light of other commitments, potential conflicts of interest and independence from management and the Company. The Corporate Governance Committee also seeks to have the Board represent a diversity of backgrounds and experience.

The Corporate Governance Committee identifies potential nominees by asking current Directors and executive officers to notify the Corporate Governance Committee if they become aware of persons that meet the criteria described above and who have had a change in circumstances that might make them available to serve on the Board (i.e., for example if an individual retired as chief executive officer or chief financial officer of a public company or exited government or military service). The Corporate Governance Committee may also, from time to time, engage firms that specialize in identifying Director candidates. As described above, the Corporate Governance Committee will also consider candidates recommended by shareholders.

Once the Corporate Governance Committee identifies a person as a potential candidate, the Corporate Governance Committee may collect and review publicly available information regarding the potential candidate to assess whether that person should receive further consideration. If the Corporate Governance Committee determines that the candidate warrants further consideration, the Chairman or another member of the Corporate Governance Committee will contact the person. Generally, if the person expresses a willingness to be considered and to serve on the Board, the Corporate Governance Committee requests information from the candidate, reviews the person's accomplishments and qualifications, including in light of any other candidates that the Corporate Governance Committee might be considering, and conducts one or more interviews with the candidate. In certain instances, Corporate Governance Committee members may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater firsthand knowledge of the candidate's accomplishments. The Corporate Governance Committee's evaluation process does not vary based on whether or not a candidate is recommended by a shareholder, although, as stated above, the Board may take into consideration the number of shares held by the recommending shareholder and the length of time that such shares have been held.

Code of Business Conduct and Ethics

The Company has a Code of Business Conduct and Ethics, which is applicable to all Directors and employees, including executive officers, of the Company and its subsidiaries. The Code of Business Conduct and Ethics includes a Code of Ethics for Chief Executive and Senior Financial Officers that sets forth standards applicable to all officers, directors, and employees but has provisions specifically applicable to the Chief Executive Officer, Chief Financial Officer, and the Chief Accounting Officer. The Company intends to satisfy any disclosure requirements regarding amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics by posting such information on the Aflac Web site at www.aflac.com, under "Investors" then "Corporate Governance."

BOARD AND COMMITTEES

During 2007, the Board of Directors met six times, and all Directors attended at least 75% of the meetings of the Board and of the Board Committees on which they served.

The Audit Committee Charter, the Compensation Committee Charter, and the Corporate Governance Committee Charter, as well as the Company's Corporate Governance Guidelines and the Code of Business Conduct and Ethics, can all be found at the Company's Web site — www.aflac.com — under "Investors" then "Corporate Governance." These documents are also available in print to shareholders upon request. Shareholders may submit their request to Aflac Incorporated, Corporate Secretary, 1932 Wynnton Road, Columbus, Georgia 31999.

The Audit Committee

The Audit Committee, which met 12 times during 2007, has the following primary duties and responsibilities: (i) to oversee that management has maintained the reliability and integrity of the financial reporting process and systems of internal controls of the Company and its subsidiaries regarding finance, accounting, and legal matters; (ii) to issue annually the Audit Committee Report set forth below; (iii) to monitor the independence and performance of the Company's independent registered public accounting firm and the performance of the Company's internal auditing department; (iv) to assist Board oversight of the Company's compliance with legal and regulatory requirements; (v) to provide an open avenue of communication among the independent registered public accounting firm, management, the internal auditing department, and the Board, and (vi) to review and monitor the adequacy of enterprise risk management activities of the Company. The Audit Committee also pre-approves audit and non-audit services provided by the Company's independent registered public accounting firm and pre-approves all related person transactions that are required to be disclosed in the Company's annual Proxy Statement. In addition, it is the responsibility of the Audit Committee to select, oversee, evaluate, determine funding for, and, where appropriate, replace or terminate the independent registered public accounting firm. At least annually, the Audit Committee reviews the services performed and the fees charged by the independent registered public accounting firm.

The independent registered public accounting firm has direct access to the Audit Committee and may discuss any matters that arise in connection with their audits, the maintenance of internal controls, and any other matters relating to the Company's financial affairs. The Audit Committee may authorize the independent registered public accounting firm to investigate any matters that the Audit Committee deems appropriate and may present its recommendations and conclusions to the Board.

The Audit Committee of the Board of Directors is composed of Robert L. Wright (Chairman), Douglas W. Johnson (financial expert), Charles B. Knapp, and Marvin R. Schuster, each of whom qualifies as an independent Director under the NYSE listing standards.

The Corporate Governance Committee

The Company has a Corporate Governance Committee, the functions of which include: (i) selecting individuals qualified to serve as Directors of the Company to be nominated to stand for election to the Board of Directors; (ii) recommending to the Board, Directors to serve on committees of the Board; (iii) advising the Board with respect to matters of Board composition and procedures; (iv) developing and recommending to the Board a set of corporate governance principles applicable to the Company; and (v) overseeing the evaluation of the Board and the Company's management. The Corporate Governance Committee operates under a written charter adopted by the Board of Directors.

The Corporate Governance Committee of the Board of Directors is composed of Marvin R. Schuster (Chairman), Barbara K. Rimer, Dr. PH, and David Gary Thompson, each of whom qualifies as an independent Director under the NYSE listing standards. The Corporate Governance Committee met six times during 2007.

The Compensation Committee

The responsibilities of the Compensation Committee include the following: (i) to review, at least annually, the goals and objectives of the Company's executive compensation plans; (ii) to annually evaluate the performance of the CEO with respect to such goals and objectives; (iii) to determine the CEO's compensation level based on this evaluation; and (iv) to annually evaluate the performance of the employee Directors of the Company in light of such goals and objectives, and set their compensation levels based on this evaluation. The Compensation Committee approves all aspects of compensation for executive officers who are members of the Board. For all other officers who are subject to Section 16 reporting requirements, including all executive officers, the Compensation Committee reviews and approves compensation levels, equity-linked incentive compensation, and also annual incentive awards, sometimes referred to as non-equity incentives, under the Company's Management Incentive Plan ("MIP").

With respect to Non-employee Director compensation, the Compensation Committee recommended to the Board a policy regarding Non-employee Director compensation and has recommended Non-employee Director compensation consistent with the policy to the Board. The Board makes final determinations regarding Non-employee Director compensation.

The Compensation Committee may form subcommittees and delegate such power and authority as the Compensation Committee deems appropriate. However, no subcommittee may have fewer than two members and the Compensation Committee may not delegate to a subcommittee any power or authority required by any law, regulation or listing standard to be exercised by the Compensation Committee as a whole.

The Compensation Committee retains a nationally recognized compensation consultant, Mercer Human Resource Consulting (the "Consultant"), to assist and advise the Compensation Committee in its deliberations regarding executive compensation. The Consultant works with the Compensation Committee in the review of executive compensation practices, including the competitiveness of pay levels, design issues, market trends, and other technical considerations.

The Consultant typically provides assistance for the following areas:

- Provides comparative company performance to determine CEO pay;
- Provides an evaluation of the competitiveness of the Company's executive compensation and benefit programs;
- Reviews plan design issues and recommends potential improvement opportunities;
- Apprises the Compensation Committee of trends and developments in the marketplace;
- Provides assistance in assessing the relationship between executive pay and performance;
- Provides assistance with assessing proposed performance goals and ranges for incentive plans; and
- Provides comparative company data to determine NEO compensation.

In addition to these recurring service activities for the Compensation Committee, the Consultant created and conducted a training program for the Company's Compensation Committee members in 2005 and 2006. The training program was designed to assist the Compensation Committee in the execution of its duties and responsibilities. In keeping with what the Company believes is a "best practice" aspect of corporate governance, the Company does not use the Consultant's services for compensation issues outside the purview of the Compensation Committee.

Additional information regarding the Company's processes and procedures for the consideration and determination of executive compensation can be found in "Compensation Discussion and Analysis" ("CD&A") below.

The current members of the Compensation Committee are Robert B. Johnson (Chairman), David Gary Thompson, and Robert L. Wright. All members of the Compensation Committee are "outside" Directors as defined by Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "IRC"), "Non-employee Directors" within the meaning of Rule 16b-3 under the Exchange Act, and independent Directors under the NYSE listing standards. The Compensation Committee operates under a written charter adopted by the Board of Directors. The Compensation Committee met four times in 2007.

Compensation Committee Interlocks and Insider Participation

During 2007, the members of the Company's Compensation Committee were Robert B. Johnson (Chairman), David Gary Thompson, and Robert L. Wright. None of such persons is a current or former employee or officer of the Company or any of its subsidiaries. During 2007, no member of the Compensation Committee was an executive officer of another entity on whose compensation committee or board of directors any executive officer of the Company served.

COMPENSATION DISCUSSION AND ANALYSIS

I. Introduction

The Company's compensation philosophy is to provide pay-for-performance that is directly linked to the Company's results. We believe this is the most effective method for creating shareholder value, and that it has played a significant role in making the Company an industry leader. The performance-based elements of our compensation programs apply to all levels of Company management, including our executive officers. In fact, pay-for-performance components permeate every employee level at the Company. The result is that we are able to attract, retain, motivate and reward talented individuals who have the necessary skills to manage our growing global business on a day-to-day basis, as well as for the future.

The Company has a history and a well-earned reputation with its shareholders as a very transparent organization. That commitment to transparency on all levels was certainly a driving force in our decision to allow shareholders a "say-on-pay" advisory vote. As a Company, we pride ourselves on incorporating ethics and transparency into everything we do, including compensation disclosure. With that in mind, we are pleased to provide the following compensation discussion and analysis.

II. Executive Summary

This CD&A pertains to our executive officers and in particular the following NEOs:

Daniel P. Amos	Chairman and CEO
Kriss Cloninger III	President, CFO, and Treasurer
Akitoshi Kan	Chairman, Aflac Japan; Chairman, Aflac International
Ronald E. Kirkland	Senior Vice President, Aflac, Director of Sales
Paul S. Amos II	President, Aflac and COO, Aflac U.S.

As a leader in our industry segment, we recognize that a sound management compensation program is a part of what makes a company an employer of choice. Our compensation philosophy is to provide pay that is directly linked to the Company's performance results. By doing so, we are able to provide the following: reasonable salaries that reflect each executive's responsibility level, qualifications and contribution over time; benefits that adequately meet the needs of our employees and their families at a reasonable shared cost; meaningful, performance-based annual non-equity incentives; and long-term equity incentives that reflect the creation of shareholder value.

Of these four pay elements, we consider the annual and longer-term incentive forms of compensation to be the most important because they enable us to attract, retain, motivate and reward talented individuals who have the necessary skills to manage our growing global enterprise on a day-to-day basis as well as for the future.

The value of annual non-equity incentives is directly linked to specific financial goals such as operating earnings per diluted share, increases in pretax operating earnings, total new annualized premium sales, premium income, and expenses established and approved by the Compensation Committee (for purposes of this CD&A, the "Committee") at the beginning of each fiscal year.

Longer term equity incentives are provided to executive officers in two forms: stock options whose future value depend upon share price appreciation and performance-based restricted stock (PBRS) whose vesting is determined by the Company's cumulative compound growth rate in operating earnings per diluted share, excluding foreign currency changes, over a three-year performance period. This vesting target is annually reviewed and established by the Committee for the ensuing three-year performance period.

Lower level officers receive stock options in combination with time-based restricted stock (TBRS) that vest after three years of continuous service. This combination is felt to link their interests to those of our shareholders as well as help the Company retain their services. These plans are fully described in Section V and VI of this CD&A.

To help the Committee execute its responsibilities, the Consultant annually provides the Committee comparative performance and pay data based upon a sample of 16 major insurance companies (see section V of this CD&A). The peer group pay data is derived from their proxy statements and helps the Committee establish the salaries and target incentive award opportunities for the NEOs.

In general it is the Company's intent to set individual salaries within a plus or minus range of 25% from survey medians for comparable positions and to target incentives at median levels with intended payout variances based upon results above or below our planned financial goals. In this way, the Committee intends to have compensation pay levels mirror performance results. Quite simply, if we are a median performer, our total pay should approximate median levels. If we are a 75th percentile performer, our total pay should approximate the 75th percentile. If we are a 25th percentile performer, our total pay should approximate the 25th percentile.

This philosophy is directly applied by the Committee in determining the CEO's total pay. Each year the Consultant calculates the Company's percentile performance rank for the prior year among the peer group of other major insurance companies based on 10 weighted-performance measures. These measures are all related to one year results for the prior year except for Total Shareholder Return, which is measured over the prior three-year period. The Consultant then determines the total pay value that matches the Company's percentile performance rank. The Committee uses the information from this analysis to adjust the CEO's total pay to that indicated by the Company's percentile performance rank. This adjustment is accomplished through a final true-up stock option grant in August. This methodology is detailed in Section VII of this CD&A.

In order to directly link the CEO's total pay to the Company's performance results, it is necessary to wait for both the performance and pay information of all companies to be made public. As a result, the Committee finalizes the CEO's total pay based on the prior year's results at their August meeting. Accordingly, there is a lag between the payment and reporting of awards because the CD&A reports on these results in the following year's proxy. For instance, 2006 performance results determined the stock award provided to our CEO in August of 2007. In years prior to 2006 in which this approach to the CEO's compensation was used, the Company's performance rank placed it in the upper half, and in most years, the upper quartile among the peer companies. That was not the case for the 2006 performance year, when the Company's performance rank slipped to the 25th percentile. This resulted in a smaller long-term equity incentive grant for our CEO in 2007 compared to previous years.

III. Oversight of the Executive Compensation Program

The Company's executive compensation program is administered by the Committee with assistance from the CEO and other company officers as appropriate. The Committee also is assisted in the execution of its duties and responsibilities by the Consultant, which reports to the Committee. A description of the assistance typically provided to the Committee by the Consultant is presented on Page 10 of this Proxy Statement.

IV. Executive Compensation Philosophy and Core Principles

The following table highlights the primary components and rationale of our compensation philosophy and the pay elements that support the philosophy.

Philosophy Component	Rational/Commentary	Pay Element
Compensation should reinforce business objectives and values	One of the Company's guiding principles is to provide an enriching and rewarding workplace for our employees. Key goals are to retain, motivate and reward executives while closely aligning their interests with those of the Company and its shareholders. Our compensation practices help us achieve these goals.	All elements (salary, non-equity incentive awards, equity linked compensation, retirement, and health and welfare benefits)
A majority of compensation for top executives should be based on performance	Performance-based pay aligns the interest of management with the Company's shareholders. Pay for top executives is highly dependent on performance success. Performance-based compensation motivates and rewards individual efforts, unit performance, and Company success. Potential earnings under performance-based plans are structured such that greater compensation can be realized in years of excellent performance. Similarly, missing goals will result in lower, or no, compensation from the performance-based plans.	Merit salary increases, annual non-equity incentive awards, and equity-linked incentive compensation (stock options, time-based restricted stock, and performance-based restricted stock)
Compensation should be competitive	The Compensation Committee has retained Mercer Human Resource Consulting as an adviser to assist the Committee with assessing pay practices and peer group performance, at least annually, in order to maintain competitive compensation relative to the Company's industry. The Consultant uses a combination of proxy data and market surveys to assess the competitiveness of the Company's executive pay within the industry. Company philosophies and cultural practices also affect the overall compensation policies for the executive officers.	All elements
Key talent should be retained	In order to attract and retain the highest caliber of management, the Company seeks to provide financial security for its executives over the long term and to offer intangible non-cash benefits in addition to other compensation that is comparable with that offered by the Company's competitors.	Equity-linked incentive compensation, retirement benefits, employment agreements, change in control provisions
Compensation should align interests of executives with shareholders	Equity ownership helps ensure that the efforts of executives are consistent with the objectives of shareholders.	Equity-linked incentive compensation

V. Executive Compensation Policies

1. Total direct compensation relative to market

The Company's total direct compensation (base salary, annual non-equity incentive award, and long-term equity incentive compensation) for our NEOs is generally designed to provide competitive compensation relative to companies in the Company's peer group for "target" performance results. For the CEO, the Company's practice is to measure performance relative to peers, which ensures that the CEO's compensation in a given year directly correlates with the Company's relative performance rank for the prior year. This process is explained in greater detail below in the section labeled "CEO Compensation." We note that the Company's performance has ranked first or second in six of the ten years for which such data has been gathered. However, that was not the case for 2006, when the Company's performance rank was below the median for the first time during that ten-year period.

The peer group consists of 16 major insurance companies identified below. The peer group did not change from 2006 through 2007. These peer companies are engaged in similar businesses, of similar size, and are competitors for talent, although the Company is slightly above the median revenues, market capitalization, and assets of the peer group. Peer group companies include: Aetna Inc., The Allstate Corporation, Aon Corporation, Assurant, Inc., The Chubb Corporation, CIGNA Corporation, Conseco, Inc., Genworth Financial, Inc., The Hartford Financial Services Group, Inc., Lincoln National Corporation, Manulife Financial Corporation, The Progressive Corporation, Prudential Financial, Inc., The Travelers Companies, Inc., Safeco Corporation, and Unum Group.

2. Current vs. long-term compensation

The components of current compensation include an annual salary and an annual non-equity incentive award. Long-term compensation is provided to link executive compensation to the delivery of shareholder value. The equity-linked long-term incentive compensation components include stock options, PBRS, and in some cases, TBRS. The Company has two long-term equity incentive plans. The first is a stock option plan, the 1997 Stock Option Plan, which allows for grants of both incentive stock options ("ISOs") and non-qualifying ("NQ") stock options. This plan expired on February 11, 2007 (although options granted before that date remain outstanding in accordance with their terms). The second plan, the 2004 Long-Term Incentive Plan, allows for ISOs, NQs, performance- or time-based restricted stock, restricted stock units, and stock appreciation rights.

On an annualized present value basis, the proportion of long-term incentives to target annual cash incentives varies based on the responsibility level of the participant's job and the ability to impact results over time. In general, the higher the responsibility level, the greater the proportion of long-term equity incentives, compared with target annual cash incentives. In the case of all NEOs other than the Sales NEO (Mr. Kirkland), the present value of long-term equity incentive grants is greater than target annual cash incentives.

In the case of Mr. Kirkland, the annual non-equity incentive compensation is the dominant feature of his compensation arrangement. Annual non-equity incentive compensation will vary directly each year in proportion to sales results achieved and the percentage increase in average weekly producing sales associates.

3. Fixed vs. variable compensation

The portion of an executive's compensation that is variable increases as the scope and level of the individual's responsibilities increase. For the NEOs, variable compensation accounts for a substantial portion of total compensation. Annual cash incentives increase or decrease with performance. The amount of equity-linked compensation granted each year is based primarily on level of responsibility and secondarily on individual performance. The vesting of PBRS is based on whether a predefined Committee approved performance objective (i.e., cumulative compound growth rate in operating earnings per diluted share) is attained over a three-year period. Other contingent components include vesting restrictions on stock options and TBRS, which require recipients to fulfill a continuing employment obligation before they can exercise any option or vest in the TBRS.

During 2007, the Committee, with the assistance of the Consultant, reviewed the target award levels for both annual and long-term incentives for the NEOs and other executive officers. As a result, the 2008 target award levels for three of our Non-Sales NEOs were set as follows:

	Target Incentive as Percent of Salary	
Non-Sales NEOs	**Annual Incentive**	**Annualized Long-term Incentives**
Daniel P. Amos	200%	Performance-Based
Kriss Cloninger III	150%	350%
Paul S. Amos II	100%	250%

Mr. Kan's target incentives were not changed for 2008 because he will be retiring during the year. Mr. Kirkland's target incentives were determined to be appropriate at the current level for his position.

4. Mix of long-term incentives

In 2007, the Committee approved a combination of equity-linked incentive compensation awards for the executive officers. Based on the value of equity grants as presented in the Summary Compensation Table which measures their financial statement expense for 2007 under Statement of Financial Accounting Standard No. 123(R), Share Based Payment, ("SFAS No. 123(R)") under the columns Stock Awards and Option Awards, stock options represented 67% and PBRS represented 33% of total long-term incentives for the CEO. For all other NEOs, stock options ranged from 56% to 75% and PBRS ranged from 25% to 44% of total long-term equity incentive value.

5. Total compensation in light of best practices and costs

Every year the Committee reviews the incentive compensation components of all executive officers with the help of the Consultant. The Committee believes that many "best practices" are reflected in the existing compensation strategy and that the Company's compensation expenses are reasonable and appropriate given the superior financial and stock market performance that the Company has produced over a long period of time. From August 1990, when Daniel Amos was appointed as the Chief Executive Officer through December 2007, the Company's total return to shareholders (TSR), including reinvested cash dividends, has exceeded 3,867% compared with 549% for the S&P 500. During the same time, the Company's market capitalization has grown from $1.2 billion to over $30 billion.

Modifications to the compensation program are periodically made in order to remain consistent with the competitive market and emerging best practices. However, our compensation strategy and core program remained the same in 2007 as it had in 2006 and 2005, and no material changes are anticipated for 2008.

VI. Components of the NEO Compensation Program

Total compensation is provided to the CEO and other NEOs through four primary components, each of which has a different strategic role and risk profile. The table below provides an overview of the compensation components, and is followed by a detailed description of how the amount of each component is determined.

			Element	Description	Strategic Role	Examples	Risk Profile
Total Rewards	Total Direct Compensation	Cash Comp.	Base Salary	Fixed based on level of responsibility, experience, tenure, and qualifications	- Performance of day-to-day activities	- Cash	- Low to moderate
Total Rewards	Total Direct Compensation	Cash Comp.	Non-Equity Incentive	Variable based on achievement of annual financial objectives	- Policy implementations - Operating decisions - Short-term focus	- Cash	- Moderate to high
Total Rewards	Total Direct Compensation		Long-Term Equity Incentives	Variable based on responsibility and the achievement of longer-term financial goals and shareholder value creation	- Effective strategy and policy making - Long-term focus - Alignment with shareholders	Equity-Linked Incentive Compensation - Stock Options - Performance-Based Restricted Stock	- High
Total Rewards			Benefits & Perquisites	Satisfy employee health, welfare, and retirement needs	- Security - Tax effective pay - Financial counseling - Time efficiency/convenience	- Health care - Life & Disability - Retirement plans - Security	- Low

Base Salary

The primary purpose of the base salary component is to provide the recipient a steady stream of income consistent with his or her level of responsibility, qualifications and contribution over time. The Consultant annually gathers comparative market data on salaries for the Committee to use in reviewing and determining the CEO's salary and his recommendations for the salaries of the CFO and all other executive officers.

In the aggregate, the total base salaries of the Company's executive officers, including its Non-Sales NEOs, are at the 50th percentile of the survey results for these same positions at peer companies. Virtually all executive officers receive a salary that is within a plus or minus range of 25% from the survey median for their position. In general, executive officers who are new to their role are likely to be below the median and executive officers who have been in their jobs for extended periods are more likely to be above the median.

In 2007 most of the executive officers, including the CEO and CFO, received a 3.8% base salary increase. These increases were derived from the industry projected base salary increase in the Mercer 2007 U.S. Compensation Planning Survey for the insurance industry, which reflected expected base salary increases for calendar year 2007. The Chairman of Aflac Japan received a 4.8% increase and the President of Aflac U.S. received a 5.5% increase. These two increases were slightly above the 2007 projected industry increase mentioned previously because of increased responsibilities or the previous base salary was below the median range for the responsibilities of the position. The salary of the Sales NEO remained the same, as the majority of his compensation is intended to come from his annual non-equity incentive award based on actual sales results achieved and the percentage increase in average weekly producing sales associates.

Annual Non-Equity Incentive Plans

All of the NEOs are eligible to participate in one of two non-equity incentive plans sponsored by the Company. The Non-Sales NEOs participate in the MIP and the Sales NEO participates in the Sales Incentive Plan ("SIP").

Performance targets are set annually for each plan, and cash payouts are made to executives based on actual performance as more fully described in the separate sections below for each plan.

Management Incentive Plan

The Company's MIP uses specific performance objectives to provide potential annual non-equity incentive awards for the CEO, CFO, Chairman of Aflac Japan, President of Aflac, and all other non-sales officers. One of the performance targets of the MIP is based on the growth of operating earnings per diluted share, which is the primary financial objective of the Company on a consolidated basis.

Additional performance targets are specific to the Company's two principal business segments: Aflac U.S. and Aflac Japan. For each segment, the MIP performance targets include a measure of total new annualized premium sales, premium income, operating expenses and pretax operating earnings. These measures are considered to be the most significant to the performance of each segment. They are understood by those eligible for the non-equity incentive awards, and they are under the collective influence of the segment officers.

The Committee, at its February meeting, approves all MIP performance objectives. The Company's primary financial objective, the growth in operating earnings per diluted share has a target established that must be achieved before any payout is provided. Our objective for 2007 was to increase operating earnings in a range of 15% to 16% or $3.28 to $3.31 per diluted share. The target objective was set at the lower end of the range or $3.28 per share and the maximum was set at the upper end of the range or $3.31 per share, all on a constant currency basis. The actual attained result of $3.29 per share fell between the target and maximum and resulted in a 15.4% increase in operating earnings per diluted share.

For each business segment performance measure, a target performance level is established. In addition, a minimum and maximum level is established. The payout for a minimum result is one-half that of the target result, while the payout for a maximum result is two times that of the target result. Typically the target result is equidistant between the minimum result and the maximum result. Interpolation is used to calculate incentive payouts for results between minimum and target or target and maximum.

For the Aflac U.S. business segment in 2007, the following performance incentive measures were used:

- the percentage increases in new annualized premiums and premium income
- the percentage increase over the previous year of premium income, minus the percentage increase in controllable expenses
- the percentage increase in pretax operating earnings over the previous year

For the Aflac Japan business segment in 2007, the following performance incentive measures were used:

- the percentage increases in new annualized premiums and premium income
- actual operating expenses compared to budget
- the percentage increase in pretax operating earnings over the previous year, before expenses allocated from the U.S. operations, and any currency effect

The actual 2007 business segment performance measures and the targets and ranges for each incentive performance measure were as follows:

Aflac U.S. business segment:	**Minimum**	**Target**	**Maximum**
Percentage increase in new annualized premiums	6.0%	8.0%	10.0%
Percentage increase in premium income	9.0%	10.0%	11.0%
Percentage increase in premium income minus the percentage increase in controllable expenses	-2.0%	0.0%	2.0%
Percentage increase in pretax operating earnings	13.0%	15.0%	17.0%
Aflac Japan business segment:			
Percentage increase in new annualized premiums - 1st six months	-14.0%	-12.0%	-10.0%
2nd six months	0.0%	2.0%	4.0%
Percentage increase in premium income	3.5%	4.25%	5.0%
Actual operating expenses compared to budget (Yen in millions)	117,829	116,662	115,459
Percentage increase in pretax operating earnings before expenses allocated from the U.S. operations, and eliminating any currency effect	10.0%	12.0%	14.0%

The incentive performance measure for the Japan business segment related to the percentage increase in new annualized premiums was weighted 25% for the first six months and 75% for the second six months. If the actual performance for the second six months was below minimum, no bonus was payable for this entire incentive performance measure.

Actual performance was determined after the close of the year and presented to the Committee for discussion and approval at its February 2008 meeting. The actual non-equity incentive plan payments to the NEOs are reflected in the 2007 Summary Compensation Table in the column labeled Non-Equity Incentive Plan Compensation.

The incentive measures described above include non-GAAP financial measures as more fully described in this and the next paragraph. Our corporate performance measure is based on operating earnings per diluted share excluding the impact of foreign currency translation. We define operating earnings per diluted share to be the net earnings before realized investment gains and losses, the impact of Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133") and nonrecurring items divided by the weighted-average number of shares outstanding for the period plus the weighted-average shares for the dilutive effect of share-based awards. Because foreign exchange rates are outside of management's control, operating earnings per diluted share is computed using the average yen/dollar exchange rate for the prior year, which eliminates fluctuations from currency rates that can magnify or suppress reported results in dollar terms.

Aflac U.S. and Aflac Japan incentive measures also include non-GAAP financial measures. For both the U.S. and Japanese segment, we use an industry measure of the increase in total new annualized premium sales, which is the annual premiums on policies sold and incremental annual premiums on policies converted during the reporting period. For Aflac U.S., we use the percentage increase in premium income minus the percentage increase in controllable expenses. Controllable expenses are a component of total acquisition and operating expenses for the U.S. business segment. For Aflac Japan, we compare actual expenses against budgeted operating expenses as a performance measure for the reporting period. And for both segments we use the percentage increase in pretax operating earnings. We define pretax operating earnings on a segment basis to be the operating profit before realized investment gains and losses, the impact of SFAS No. 133, and nonrecurring items. The percentage increase in pretax operating earnings for the Japan segment is measured before expenses allocated from the U.S. and currency effects.

We believe the segment measures and operating earnings per diluted share objectives described above are the most important incentive factors for our business in terms of creating shareholder value and aligning management's interests and rewards with those of our shareholders.

The CEO and CFO recommend to the Committee the specific Company performance objectives and their ranges. In recommending the incentive performance objectives to the Committee, the CEO and CFO take into consideration past performance results and scenario tests of the Company's financial outlook as projected by a complex financial model. The model projects the impact on various financial measures using different levels of total new annualized premium sales, budgeted expenses, morbidity, and persistency. This enables the Company to set ranges around most performance objectives.

The Committee may consider the probability of attainment of each of the various measures. Generally, it is expected that target performance will be attained 50% to 60% of the time, minimum performance attained at least 75% of the time, and maximum performance attained not more than 25% of the time. At its annual February meeting, the Committee reviews and approves, or if appropriate modifies, the annual incentive goals for the ensuing year.

As noted above, at this same meeting, the Committee also certifies the incentive plan performance results for the prior year before payments are made in order to qualify, if appropriate, any payouts to the NEOs as performance-based and fully deductible as compensation expense for tax purposes under the IRC. The Committee has the discretion to adjust the MIP results related to segment performance measures if it deems that a class of MIP participants would be unduly penalized due to the incomparability of the result to the performance measure as determined by the Committee. For the Japan segment, the Committee did adjust the 2007 MIP objective related to actual operating expenses compared to budget. The only NEO that benefited from this adjustment was Mr. Kan.

Sales Incentive Plan

The Company maintains a sales incentive plan for officers and management personnel whose primary responsibilities are focused on producing total new annualized premium sales and increasing the number of producing associates. Sales management, including Mr. Kirkland, have three primary incentive goals, which are established annually by the CEO. The specific performance measurement items are the percentage increase in total new annualized premium sales, the dollar growth of total new annualized premium sales over the previous year, and the percentage increase in average weekly producing sales associates. All three of the performance metrics are directly influenced by and under the responsibility of the sales management team.

For each of the three performance measures, a range is established that relates the relative performance measure to a specific dollar payout. We believe the sales incentive goals are the most important incentive measures for their job responsibilities. Sales growth and weekly producers are performance drivers of our Company due to their influence on revenue growth. Additionally, they are measures watched closely by the investment community.

The actual 2007 sales performance measures and the targets and ranges were as follows:

	Minimum	Target	Maximum
Percentage increase in total new annualized premium sales	8%	10%	28%
Growth in new annualized premium over the prior year (in millions)	1,438	1,495	1,722
Percentage increase in average weekly producing sales associates	3%	6%	23%

The cash incentives, which are based on performance ranges, can range from zero for missing the performance objective to payments that are, in some potential cases, more than eight times the individual's salary. The Company bases the majority of the compensation potential for sales management on annual cash incentives. Base salaries are intentionally smaller as a percentage of total compensation when compared to non-sales executives. This pay philosophy also puts the sales management team in a clear pay-for-performance situation.

Weighting of Performance Measures

The performance measures are weighted for the NEOs and all other officer levels of the Company. The intent is to weight them according to how each position can and should influence their outcome. The following table details these relative weightings for each of the NEOs in 2007:

	Weightings of Annual Incentive Measures as Percent of Target Award			
Executive	**Corporate**	**U.S. Operations/Sales**	**Japan Operations**	**Total**
Daniel P. Amos	48.6%	17.1%	34.3%	100%
Kriss Cloninger III	50.0	17.9	32.1	100
Akitoshi Kan	10.0	—	90.0	100
Ronald E. Kirkland	—	100.0	—	100
Paul S. Amos II	29.4	70.6	—	100

The following table reflects targets and the earned percentages of salary based on 2007 performance results for the NEOs:

Executive	Target as Percent of Salary	Earned as Percent of Salary
Daniel P. Amos	175%	218.2%
Kriss Cloninger III	140	175.0
Akitoshi Kan	120	145.0
Ronald E. Kirkland*	200	193.4
Paul S. Amos II	80	132.6

*Based on salary, excluding any deferrals disclosed below in the Nonqualified Deferred Compensation table.

For additional information about the non-equity incentive plans, please refer to the 2007 Grants of Plan-Based Awards table, which shows the threshold, target, and maximum award amounts payable under each plan for 2007, and the 2007 Summary Compensation Table, which shows the actual amount of non-equity incentive plan compensation paid to our NEOs for 2007.

Long-term Equity Incentives

It is generally the Company's intent that approximately 50% of the value of long-term incentive compensation to all officers will be provided through stock options, and approximately 50% will be provided through restricted stock awards (either PBRS or TBRS). Section 16 executive officers, which include the NEOs, receive restricted stock in the form of PBRS, while other officers receive TBRS that vest over time without a performance component.

PBRS awards generally vest only if the recipient of an award remains an employee of the Company for the full three-year performance period and the performance requirement is achieved.

For PBRS awards that were granted in 2007, the performance period is January 1, 2007, through December 31, 2009. The sole performance measure for determining vesting is achieving a cumulative growth rate of at least 45.5% in operating earnings per diluted share, excluding foreign currency changes. This performance measure was selected because of the Company's belief that growth in operating earnings per diluted share can have a significant impact on building shareholder value over time.

This measure, and its target performance requirement of 45.5% cumulative growth, was reviewed and approved by the Committee at its February 2007 meeting, thereby potentially qualifying the awards made to the NEOs as performance-based for tax purposes under IRC Section 162(m).

This cumulative growth rate is equivalent to growth rates of 15%, 13% and 12% over the 2007-2009 time period, excluding the impact of foreign currency fluctuations as compared with the prior year. The Committee also adopted a threshold performance level set at 90% of the target. As a result of this provision, there is a 5% decrease in the number of shares that will vest for every 1% decrease of the cumulative growth rate of the performance measure. Therefore, if the threshold performance is attained, 50% of the granted shares would vest and 50% would be forfeited. If the actual cumulative growth rate is below the 90% threshold, no shares will vest. However, if the target is exceeded, no additional shares will be awarded.

Most of the Company's stock option grants are approved by the Committee and made on the day of their February meeting. Stock options are granted with an exercise price equal to 100% of their closing market value of the underlying shares on the grant date. For grants prior to November 14, 2006, the exercise price was set at the average of the market high and low sales prices of the underlying shares on the grant date. A detailed description of how the CEO's long-term incentives are determined is provided in Section VII below.

Retirement, Deferral and Savings Plans

The retirement, deferral and savings plans described below were established in order to provide competitive post-termination benefits for officers and employees of the Company, including the NEOs, in recognition of their long-term service and contributions to the Company.

Defined Benefit Pension Plans

As described further in "Pension Benefits" below, the Company maintains tax-qualified, noncontributory defined benefit pension plans covering substantially all U.S. and Japanese employees, including the NEOs, who satisfy the eligibility requirements, and the Company also maintains nonqualified supplemental retirement plans covering the Non-Sales NEOs.

Executive Deferred Compensation Plan

The NEOs, in addition to other U.S. based eligible executives, are entitled to participate in the Executive Deferred Compensation Plan ("EDCP"). The EDCP is discussed in more detail below under "Nonqualified Deferred Compensation."

401(k) Savings and Profit Sharing Plan

The Company maintains a tax qualified 401(k) Savings and Profit Sharing Plan ("the 401(k) Plan") in which all U.S. based employees, including the NEOs, are eligible to participate. The Company will match 50% of the first 6% of eligible compensation that is contributed to the 401(k) Plan. Employee contributions made to the 401(k) Plan are 100% vested. Employees vest in employer contributions at the rate of 20% for each year of service the employee completes. After five years of service, employees are fully vested in all employer contributions.

Other Benefits

The Company maintains medical and dental insurance, accidental death insurance, cancer insurance, and disability insurance programs for all of its employees, as well as customary vacation, leave of absence, and other similar policies. The NEOs and other officers are eligible to participate in these programs along with, and on the same basis as, the Company's other salaried employees.

In addition, the NEOs are eligible to receive reimbursement for certain financial counseling and medical examination expenses. Additionally, for security and time management reasons, certain of the Company's officers occasionally travel on corporate aircraft for business and personal purposes. Personal travel on corporate aircraft and security services are provided where considered by the Board of Directors to be in the best interest of the Company and its business objectives.

VI. Additional Executive Compensation Practices and Procedures

1. Equity Granting Policies

The February meeting of the Committee is held approximately two weeks after the Company's fiscal year results are released to the public. As a general practice, the Company makes the majority of its equity grants on the date the Board of Directors meets in February, and has done so since 2002. The Company has never engaged in the "backdating" of options. Based on recommendations developed by the CEO and CFO with input from the Consultant, options, PBRS and TBRS awards are submitted to the Committee for approval at its February meeting. Option grants are awarded on the date of the meeting, and have an exercise price set at the closing price on the date of grant.

The Company may periodically make additional equity grants during the course of the year. However, it is the Company's policy not to make any equity grants in advance of material news releases. As detailed below in the section labeled "CEO Compensation," it has also been the Company's practice to grant the CEO a stock option award in August based on the Company's performance relative to peers in the prior year. This grant is issued on the date of the relevant Committee meeting, with an exercise price set at the closing price on the date of grant.

2. Stock Ownership Guidelines

The Company established stock ownership guidelines for officers in 1998. Officers (beginning at the Second Vice President level and above) have four years from date of hire or promotion to reach their respective stock ownership guidelines. The ownership guidelines are defined as stock ownership value as a multiple of salary and are set as follows: CEO, CFO, and President – not less than five times salary; Executive Vice President – not less than three times salary; Senior Vice President/ Vice President – not less than two times salary; and Second Vice President – not less than one times salary. Ownership includes all shares held by the executive and their spouse as well as vested options. It does not include unvested options and restricted stock. All of the Company's NEOs have stock ownership that exceeds their ownership guidelines.

3. Employment Agreements

The Company has employment agreements with the four Non-Sales NEOs and certain other executives in key roles. Agreements generally address: role and responsibility; rights to compensation and benefits during active employment; termination in the event of death, disability or retirement and termination for cause or without cause; and resignation by the employee. Contracts also contain termination and related pay provisions in the event of a change in control. In all cases, for the change in control provisions in the employment agreements to apply, there must be both (1) a change in control, as well as (2) a termination by the Company without cause or a resignation by the executive for good reason. This is commonly referenced as a "double trigger" requirement. Further, they stipulate that the executive may not compete with the Company for prescribed periods following termination of employment or disclose confidential information.

4. Change in Control ("CIC") Policy and Severance Agreements

The Company has no formal change in control or severance policy. However, as noted above, individual employment agreements generally have provisions related to both CIC and severance.

5. Compensation Recovery Policy

Prior to February 2007, the Company did not have a policy addressing the adjustment or recovery of a non-equity incentive if the relevant performance measure was adjusted or restated at a later date. In February 2007, the Committee adopted a policy that will allow it to review any adjustment or restatement of performance measures and make a determination if adjustments or recoveries of non-equity incentives are necessary. If it is deemed that adjustments or recoveries of non-equity incentives are appropriate, the Committee is charged with determining the amount of recovery, and the proper officer group subject to any potential adjustments or recovery.

6. Certain Tax Implications of Executive Compensation (IRC Section 162(m))

In connection with making decisions on executive compensation, the Committee will take into consideration the provisions of IRC Section 162(m), which limits the deductibility by the Company for federal income tax purposes of certain categories of compensation in excess of $1 million paid to certain executive officers. The Committee may decide to authorize compensation arrangements that exceed the $1 million deductibility cap imposed by Section 162(m), as it did with respect to the CEO for 2006 and 2007. However, the Committee deferred payment of the nondeductible amount in excess of $1 million until the CEO's retirement.

The 1997 Stock Option Plan, the 2004 Long-Term Incentive Plan, and the MIP presently conform to the requirements of Section 162(m). This means that Long-Term Incentive Plan awards (exclusive of TBRS) and MIP awards are generally considered to be performance-based and are therefore not subject to the deduction limitation contained in Section 162(m).

7. Accounting and Other Tax Implications of Executive Compensation

The Company has considered the accounting and other tax implications of all aspects of the compensation program for its employees, including the NEOs and other officers. While accounting and other tax considerations do not dictate compensation decisions, the compensation program is designed to achieve the most favorable accounting and other tax treatment consistent with the intent and spirit of the compensation plan design.

8. Long-term Incentive Fair Value Determinations

A challenging issue for publicly traded companies is how to value long-term incentive awards for grant purposes. Like many companies, we target and express such awards as a percent of salary. We also seek to balance the value of stock options with those of PBRS as awarded to executive officers and to balance the value of stock options with those of TBRS as awarded to other award recipients. Of particular note, is how to calculate the value of a stock option.

One valuation method is the amount that is expensed over the vesting period based on a Black-Scholes-Merton fair value determination. With the adoption of the revised accounting rules under SFAS No. 123(R), this is the amount we now expense for each granted stock option. It also is the required basis for determining the Option Awards value in the Summary Compensation Table that appears below in this Proxy Statement.

However, this amount changes each year in direct relation to fluctuations in the current market value of the Company's common shares. Therefore, when the share price goes up, so does the option's fair value and its strike price, and the number of awarded shares equal to a designated dollar value would decrease. Conversely, if the share price goes down, both the option's fair value and its strike price go down, and the number of awarded shares would increase. This result seems counterintuitive from a pay-for-performance perspective in that a lower stock price would lead to more options being granted at a lower price and a higher stock price would lead to fewer options being granted at a higher price.

Our solution for grant purposes only is to stabilize the deemed present value of a stock option for a three-year period. We think the use of such a value is more in line with creating long-term shareholder value and pay-for-performance, and allows us to better manage our burn rate (number of shares granted each year divided by the number of common shares outstanding) and budget the number of awarded shares over the life of the share authorization approved by shareholders.

For grants made in years 2007, 2008, and 2009, our deemed fair value of a stock option is $13.91, but its actual exercise price is the closing price of a common share on the day it is granted.

VII. CEO Compensation

The Committee is responsible for the review and determination of the CEO's pay. The Committee has developed and long utilized a methodology for determining CEO compensation that is directly linked to the Company's comparative performance results. To achieve this linkage, the Consultant annually calculates the Company's percentile composite performance rank among the peer group of 16 major insurance companies previously identified in this CD&A. The CEO's total direct compensation for the following calendar year is then determined in accordance with that percentile rank. As a result, the CEO's compensation varies with the amount determined by reference to the Company's performance rank among its peers. The following describes the process for determining CEO pay in greater detail:

1. At its February meeting, the Committee grants the CEO stock options and PBRS with a total present value equal to 60% of his prior year's long-term equity incentive award. The intent is to make a partial grant in February, and then a "true-up" grant in August once the Company's percentile performance rank can be determined (as more fully described below).

2. The Consultant gathers both compensation data for the NEO positions and company performance data from public records for the Company and the group of peer companies. Competitive pay data is gathered for salaries, annual non-equity incentive, cash compensation, (salary plus annual non-equity incentive) annualized value of long-term equity incentives and total direct compensation (cash compensation plus annualized value of long-term equity incentives).

3. For performance measures, the Consultant collects specific results for the Company and the 16 peer companies on each of 10 performance measures for their most recently completed fiscal year, except for total shareholder return, which is computed using a three-year period ending with the last fiscal year. The performance measures used and their weightings ( ) are:

   - Revenue Growth (1)
   - Net Income (1)
   - Net Income Growth (1)
   - Premium Income (1)
   - Premium Income Growth (1)
   - Earnings Per Share Growth
   - Return on Revenues (2)
   - Return on Average Equity (2)
   - Return on Average Assets (2)
   - Total Shareholder Return (4)

   Results are sorted for each measure, and the best performer is assigned a ranking of "1" and the lowest performer is assigned a ranking of "17." The weighted performance ranks for each measure for each company are then summed to determine each company's overall composite performance score.

4. The percentile rank that corresponds to each company's composite performance score is then determined. While the Company showed positive gains on many of the performance measures, the peer companies generally had greater gains. Consequently, the Company received an overall performance rank of 13th in 2007 for 2006 results, which equated to the 25th percentile on a performance basis.

5. Each company, including Aflac Incorporated, is then ranked on the basis of Total Direct Compensation. For this computation, the highest paid and lowest paid CEOs from the peer group are excluded, which reduces the total sample by two. A pay line is then plotted based on the remaining companies, and the exact pay amount (Total Direct Compensation) that corresponds to the Company's percentile performance rank is determined.

6. That amount is then aged to represent the expected value of the compensation at the end of the applicable fiscal year. The aging adjustment factor was 2.7% for 2007, which was the insurance industry's surveyed projected increase for salaries.

7. Once the Total Direct Compensation amount corresponding to the Company's composite performance percentile is determined, a two-step calculation is performed. First, the CEO's salary and non-equity incentive (total cash compensation) for the previous year is deducted from the determined total direct compensation. This calculation results in the gap between market total direct compensation and the CEO's total cash compensation. The second calculation, which is also used to determine his February stock grants, subtracts 60% of the present value of the annualized long-term equity incentive received in the prior year to determine the remaining gap. This remaining gap determines the equity value the CEO will receive in the August stock option grant.

8. A second stock option grant is then made at the Committee's August meeting, with a present value equal to the Remaining Gap and thereby truing up the CEO's Total Direct Compensation to that which corresponds to the Company's performance rank. These calculations for determining CEO compensation for 2007 are shown below.

2007 CEO Compensation Determination	
$ 9,410,911	25th percentile Total Direct Compensation (TDC)
- 3,450,897	CEO FY 2006 Total Cash Compensation (TCC)
5,960,014	**Gap between Market TDC and CEO TCC**
- 2,230,830	Feb. 2007 grant of 63,738 PBRS with a value of $35.00 per share
- 2,230,983	Feb. 2007 grant of 160,387 stock options with a value of $13.91 per option share
$ 1,498,201	Remaining Gap
107,707	**Number of options with a value of $13.91 per option share granted 8/07 (value equal to the Remaining Gap)**

9. At its December meeting, the Committee sets the CEO's salary for the next calendar year. At its annual February meeting the Committee approves the MIP-based non-equity incentive after reviewing the financial results, compared with the performance objectives, and (as noted above) awards the CEO PBRS and a partial grant of stock options.

Using this method, the Company is able to pay the CEO in direct alignment with the Company's percentile performance results versus the peer group. It also means that the CEO's pay will not exceed the Total Direct Compensation amount indicated by the Company's performance success versus the peer group. Because of the lower Company performance rank for 2006, the CEO's Total Direct Compensation in 2007, decreased by 16.1% from its 2006 level. It is noteworthy that the 2006 median for the peer group increased by 24% over its 2005 median.

The Company believes it is important for shareholders and other interested parties to note that 2007 was the 10th consecutive year in which this extensive analysis was used to determine the CEO's total compensation. Reflecting the Company's lengthy track record of strong financial performance and shareholder returns, the Company ranked either first or second among its peer group in six of the 10 years. Furthermore, the Company's average percentile performance rank over this 10 year period has been the second highest among all peers currently in the analysis.

COMPENSATION COMMITTEE REPORT

The Compensation Committee, has reviewed and discussed the preceding CD&A with management and based on the review and discussion, has recommended to the Board of Directors to include the CD&A in this Proxy Statement.

<u>Compensation Committee</u>

Robert B. Johnson, Chairman
David Gary Thompson
Robert L. Wright

The following table provides information concerning total compensation earned or paid to our CEO, CFO and the three other most highly compensated executive officers who were serving as executive officers at the end of 2007. These five officers are referred to as our NEOs in this Proxy Statement.

2007 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Daniel P. Amos	2007	1,289,200	2,751,918	5,627,872	2,813,035	2,062,763	289,925	14,834,713
Chairman and CEO	2006	1,242,000	1,734,126	8,646,283	2,208,897	0	291,950	14,123,256
Kriss Cloninger III	2007	826,300	1,248,746	2,097,196	1,446,025	1,732,808	167,079	7,518,154
President, CFO, and Treasurer	2006	796,000	667,807	2,544,802	1,109,027	208,637	167,467	5,493,740
Akitoshi Kan (1)	2007	550,000	639,958	1,939,000	797,280	1,732,660	23,708	5,682,606
Chairman, Aflac Japan;	2006	525,000	400,684	1,748,352	620,550	190,695	27,772	3,513,053
Chairman, Aflac International								
Ronald E. Kirkland	2007	600,000	213,319	269,799	580,207	23,392	306,962	1,993,679
Sr. VP, Aflac, Director of Sales	2006	600,000	133,561	202,147	1,463,459	29,643	348,264	2,777,074
Paul S. Amos II	2007	402,550	287,687	442,855	533,581	9,019	109,570	1,785,262
President, Aflac and COO	2006	365,000	168,050	306,733	440,738	64,193	314,432	1,659,146
Aflac U.S.								

(1) Includes payments made to Mr. Kan for some perquisites paid in yen and converted to dollars by dividing the actual yen denominated payments by the average 2007 exchange rate of 117.93 yen per dollar.

(2) Includes $218,830 deferred by Mr. Daniel Amos and $293,696 deferred by Mr. Kirkland, in each case net of applicable taxes. These amounts are included in the Nonqualified Deferred Compensation table below.

(3) Represents the charges for 2007 pursuant to SFAS No. 123(R). The Company's SFAS No. 123(R) valuation assumptions are described in Note 10 "Share-Based Transactions" in the Notes to the Consolidated Financial Statements in the Company's Annual Report to Shareholders for the year ended December 31, 2007. Amounts reported include amounts expensed for restricted stock awards and option grants that were granted in the current and previous years.

(4) Mr. Daniel Amos participates in the Defined Benefit Pension Plan and The Retirement Plan for Senior Officers and the change in his aggregate pension value was $2,062,763, which consisted of a decrease of $19,915 for the Defined Benefit Pension Plan and a positive $2,082,678 for The Retirement Plan for Senior Officers. Mr. Daniel Amos' net change for 2006 was a decrease of $1,141,207. For the two years 2006 and 2007, the aggregate pension expense recorded for all retirement plans which Mr. Daniel Amos is a participant was $921,556. Includes $29,209, a decrease of $27,564, $23,392 and $5,966 for Mr. Cloninger, Mr. Kan, Mr. Kirkland, and Mr. Paul Amos, respectively, under the Company's Defined Benefit Pension Plan. Additionally, includes $1,703,599, $1,760,224, and $3,053 for Mr. Cloninger, Mr. Kan, and Mr. Paul Amos, respectively, under the Supplemental Executive Retirement Plan. No amounts in this column are attributable to preferential earnings on deferred compensation balances.

(5) Additional information regarding all other compensation is provided in the "All Other Compensation" or "Perquisites" tables detailed below.

The following table identifies the amount of each item included for 2007 in the All Other Compensation column in the Summary Compensation Table.

2007 ALL OTHER COMPENSATION

Name	Year	Perquisites and Other Personal Benefits ($)(1)	Insurance Premiums ($)	Company Contribution to 401(k) Plan ($)	Renewal Commissions from Previous Job ($)(2)	Total ($)
Daniel P. Amos	2007	280,853	2,322	6,750	0	289,925
Kriss Cloninger III	2007	156,765	3,564	6,750	0	167,079
Akitoshi Kan	2007	13,506	3,452	6,750	0	23,708
Ronald E. Kirkland	2007	29,590	3,564	6,750	267,058	306,962
Paul S. Amos II	2007	44,146	432	6,750	58,242	109,570

(1) Perquisites are more fully described in the Perquisites table below.

(2) Amounts are for earned renewal sales commissions before expenses on Aflac products sold before the NEO became an Aflac employee.

The following table identifies the incremental cost to the Company of each perquisite included for 2007 in the All Other Compensation table above.

2007 PERQUISITES

Name	Year	Personal Use of Company Aircraft ($)(1)	Financial Planning ($)(2)	Security Services ($)(3)	Other ($)(4)	Total Perquisites and Other Personal Benefits ($)
Daniel P. Amos	2007	24,901	0	255,952	0	280,853
Kriss Cloninger III	2007	92,754	10,841	51,056	2,114	156,765
Akitoshi Kan (5)	2007	0	11,970	1,536	0	13,506
Ronald E. Kirkland	2007	6,972	0	22,618	0	29,590
Paul S. Amos II	2007	36,060	0	7,818	268	44,146

(1) Incremental cost for the personal use of corporate aircraft includes the following: direct fuel costs and an allocation for maintenance charges, landing fees, handling and catering, and when necessary, any additional crew expenses such as transportation, lodging and meals. The personal use of corporate aircraft has been authorized by the Company's Board of Directors for security reasons and to maximize the effectiveness of the NEOs time. Included in the amount reported for Mr. Cloninger is $18,199 for attending outside Board of Directors meetings for a Board on which he serves.

(2) Financial planning fees are direct charges by the provider of the services. They are available on a limited basis to the executive management of the Company.

(3) Incremental costs for security services include the salaries and benefits of security officers and the actual costs of any security equipment, monitoring, and maintenance fees.

(4) Amounts included in the Other column for Mr. Cloninger and Mr. Paul Amos are charges for the use of Company automobile transportation.

(5) The amount reported for financial planning for Mr. Kan was paid in yen and converted to dollars by dividing the yen payment by the average 2007 exchange rate of 117.93 yen per dollar.

The following table provides information with respect to the 2007 grants of plan-based awards for the NEOs.

2007 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1) Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards (2) Threshold (#)	Target (#)	Maximum (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards ($)
Daniel P. Amos	8/14/2007							107,707	52.59	1,920,513
	2/13/2007							160,387	47.84	2,601,541
	2/13/2007				31,869	63,738	63,738			3,049,226
	N/A	580,140	2,256,100	4,512,200						
Kriss Cloninger III	2/13/2007							95,000	47.84	1,540,938
	2/13/2007				19,000	38,000	38,000			1,817,920
	N/A	289,205	1,156,820	2,313,640						
Akitoshi Kan	2/13/2007							95,000	47.84	1,540,938
	2/13/2007				7,500	15,000	15,000			717,600
	N/A	297,000	660,000	1,320,000						
Ronald E. Kirkland	2/13/2007							15,000	47.84	243,306
	2/13/2007				2,500	5,000	5,000			239,200
	N/A	377,537	600,000	4,738,951						
Paul S. Amos II	2/13/2007							25,000	47.84	405,510
	2/13/2007				3,750	7,500	7,500			358,800
	N/A	120,765	342,168	684,335						

(1) The amounts shown in Estimated Possible Payouts Under Non-Equity Incentive Plan Awards reflect the payout levels, for the Non-Sales NEOs, under the Company's MIP based on the achievement of certain performance goals approved by the Compensation Committee. With respect to each Company performance goal, a minimum, target and maximum performance level is specified, the attainment of which determines the amount paid for each performance goal (generally 50%, 100%, and 200%, respectively), except for the earnings-per-share goal, under which benefits are paid at a target and maximum level, but only if target performance is attained or exceeded. No award is paid for the earnings-per-share goal if performance is below target. The amounts shown for the Sales NEO are based on performance ranges as more fully described in the section "Sales Incentive Plan" above. Base salary is typically the smallest component of total compensation for the NEOs, as the majority of their total compensation is based on performance awards on a cash and equity basis. Base salaries and non-equity incentive awards (including deferrals) as a percent of total compensation for Messrs. Daniel Amos, Cloninger, Kan, Kirkland and Paul Amos for 2007 were approximately 28%, 30%, 24%, 59%, and 52%, respectively.

(2) The amounts shown under Estimated Future Payouts Under Equity Incentive Plan Awards reflect the number of PBRS, with restrictions that will lapse upon the attainment of performance goals in each award agreement as set by the Compensation Committee. Upon the attainment of 90% of the cumulative three-year target performance goal, one-half of the PBRS shares will vest, with additional vesting of 5% of the remaining PBRS shares upon the certification of each additional 1% of the target goal attained. Shares of restricted stock are held in book entry form in the custody of the Company until the restrictions thereon have lapsed. All NEOs possess the same rights as all other employees receiving PBRS, such as all incidents of ownership with respect to the shares, including the right to receive or reinvest dividends with respect to such shares and to vote such shares. The dividends accrued on the award shares will be reinvested in the Company's Common Stock at the same dividend rate as other holders of Company Common Stock and held as additional restricted shares in the book entry account subject to the same terms and conditions attributable to the original grant until such time as all restrictions have lapsed on the shares of Company Common Stock with respect to which the original dividend was accrued.

The following table provides information with respect to the 2007 outstanding equity awards at fiscal year-end for the NEOs.

2007 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards		
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Daniel P. Amos	06/20/00	33,998		23.2344	06/20/10			
	01/22/01	756,594		29.3438	01/22/11			
	11/13/01	82,100		24.9800	11/13/11			
	02/12/02	631,575		25.1250	02/12/12			
	08/13/02	287,170		30.5750	08/13/12			
	02/11/03	663,692		31.4650	02/11/13			
	08/12/03	325,000		31.7050	08/12/13			
	02/10/04	221,349		40.4250	02/10/14			
	08/10/04	255,882		38.3200	08/10/14			
	02/08/05	143,169		38.7500	02/08/15			
	08/09/05	289,405		43.6650	08/09/15			
	02/14/06	172,723		47.2500	02/14/16			
						02/14/06	64,291	4,026,545
	08/08/06	209,527		43.0700	08/08/16			
	02/13/07		160,387	47.8400	02/13/17			
						02/13/07	63,738	3,991,911
	08/14/07		107,707	52.5900	08/14/17			
Kriss Cloninger III	02/08/00	100,000		21.1563	02/08/10			
	08/14/01	125,000		26.7850	08/14/11			
	11/13/01	57,000		24.9800	11/13/11			
	08/13/02	150,000		30.5750	08/13/12			
	02/11/03	100,000		31.4650	02/11/13			
	08/10/04	100,000		38.3200	08/10/14			
	02/08/05	80,000		38.7500	02/08/15			
	08/09/05	60,000		43.6650	08/09/15			
	02/14/06	80,000		47.2500	02/14/16			
						02/14/06	25,000	1,565,750
	08/08/06	50,000		43.0700	08/08/16			
	02/13/07		95,000	47.8400	02/13/17			
						02/13/07	38,000	2,379,940

	Option Awards					Stock Awards		
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Akitoshi Kan	02/08/05	45,000		38.7500	02/08/15			
	08/09/05	50,000		43.6650	08/09/15			
	02/14/06	50,000		47.2500	02/14/16			
						02/14/06	15,000	939,450
	08/08/06	45,000		43.0700	08/08/16			
	02/13/07		95,000	47.8400	02/13/17			
						02/13/07	15,000	939,450
Ronald E. Kirkland	10/11/04	15,000		39.8000	10/11/14			
	02/08/05	15,000		38.7500	02/08/15			
	02/14/06		15,000	47.2500	02/14/16			
						02/14/06	5,000	313,150
	02/13/07		15,000	47.8400	02/14/17			
						02/14/07	5,000	313,150
Paul S. Amos II	02/08/05	40,000		38.7500	02/08/15			
	02/14/06		25,000	47.2500	02/14/16			
						02/14/06	7,500	469,725
	02/13/07		25,000	47.8400	02/13/17			
						02/13/07	7,500	469,725

Option Grant Date	Option Vesting Schedule
02/08/05	100% vesting on the third anniversary of the option for Messrs. Kirkland and Paul Amos
02/14/06	100% vesting on the third anniversary of the option for Messrs. Kirkland and Paul Amos
02/13/07	100% vesting of the first anniversary of the option for Messrs. Daniel Amos, Cloninger, and Kan
	100% vesting on the third anniversary of the option for Messrs. Kirkland and Paul Amos
08/14/07	100% vesting of the first anniversary of the option for Mr. Daniel Amos

Stock Award Grant Date	Stock Award Vesting Schedule
02/14/06 & 02/13/07	Graded vesting on the third anniversary of the award equal to one-half of the PBRS shares vesting on the attainment of 90% of the three-year cumulative target performance goal, with an additional vesting of 5% of the remaining PBRS shares for each additional 1% of the target goal attained.

The following table provides information with respect to options exercised and stock awards vested during 2007 for each of the NEOs.

2007 OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Daniel P. Amos	2,021,108	70,767,041	0	0
Kriss Cloninger III	350,000	13,367,577	0	0
Akitoshi Kan	150,000	3,353,950	0	0
Ronald E. Kirkland	0	0	0	0
Paul S. Amos II	0	0	0	0

PENSION BENEFITS

The Company maintains tax-qualified, noncontributory defined benefit pension plans that cover the NEOs, and it also maintains nonqualified supplemental retirement plans covering the Non-Sales NEOs, as described below. The Company does not credit extra years of service under any of its retirement plans, unless required by employment contracts under certain termination events such as a change in control or termination without cause. Messrs. Daniel Amos, Cloninger, and Kan are eligible to receive immediate retirement benefits. For Mr. Daniel Amos, retirement benefits fall under the provisions of the Retirement Plan for Senior Officers, and for Messrs. Cloninger and Kan, retirement benefits fall under the Supplemental Executive Retirement Plan.

Qualified Defined Benefit Pension Plan

The Aflac Incorporated Defined Benefit Pension Plan ("Plan") is a funded tax-qualified retirement program that covers all eligible employees in the U.S. Benefits under the U.S. plan are calculated in accordance with the following formula: 1% of average final monthly compensation multiplied by years of credited service (not in excess of 25 years), plus .5% of average final monthly compensation multiplied by the number of years of credited service in excess of 25 years. For purposes of the plan, final average monthly compensation is deemed to be the participant's highest average compensation during any five consecutive years of service within the 10 consecutive plan years of service immediately preceding retirement. Compensation means salary and non-equity incentive plan compensation. Participants are eligible to receive full retirement benefits upon attaining a retirement age of 65. Participants with 15 years of credited service are eligible to receive reduced retirement benefits upon reaching an early retirement age of 55. A participant may be eligible for full retirement benefits when the participant's years of credited service plus attained age equals or exceeds 80.

The benefits payable under the U.S. plan are not subject to adjustment for Social Security benefits or other offsets. The benefits may be paid monthly over the life of the participant (with joint and survivor options available at reduced rates). The maximum retirement benefit was limited, in accordance with IRC Section 415, to $180,000 for 2007. The maximum compensation that may be taken into account in the calculation of retirement benefits was limited, in accordance with IRC Section 401(a)(17), to $225,000 for 2007. These limitation amounts for future years will be indexed for cost-of-living adjustments.

Benefits under the Japanese plan are based on a point system. Eligible employees accumulate points over their respective service periods based on job grades. At retirement, the total points accumulated are multiplied by a unit price per point of 8,500 yen and then adjusted for years of service with the Company.

Supplemental Executive Retirement Plan

The Company's Supplemental Executive Retirement Plan ("SERP") is an unfunded and unsecured obligation of the Company and is not a tax-qualified plan. The SERP provides retirement benefits to certain officers of the Company in addition to those provided by the qualified Defined Benefit Pension Plan. Mr. Cloninger, Mr. Kan, and Mr. Paul Amos participate in the Company's SERP. Participation in the SERP is limited to certain key employees of the Company as periodically designated by the Board of Directors. To be eligible for benefits under the SERP, participants generally must be employed with the Company or a subsidiary at age 55. To be eligible to receive benefits under the SERP, participants who began participating in the SERP after August 11, 1992, also must complete at least 15 years of employment with the Company or a subsidiary and participate in the SERP for at least five years.

The SERP includes a four-tiered benefit formula that provides for a benefit based on average final compensation. The benefit is 40% upon retirement between the ages of 55 and 59, a 50% benefit upon retirement between the ages of 60 and 64, and a 60% benefit upon retirement for ages 65 and over. A reduced 30% benefit is available to participants with at least 15 years of service who terminate employment prior to age 55.

Benefits are generally payable in the form of an annuity for the life of the participant. The participant may elect to receive reduced benefits during his or her lifetime, and after his or her death, the surviving spouse will receive a benefit equal to 50% of the amount paid to the participant. The benefit formula computes benefits using the average annual compensation for the three consecutive calendar years out of the final 10 consecutive calendar years of employment that yield the highest average. Average final compensation is calculated using "Annual Compensation," which is defined to include both base salary and non-equity incentive plan compensation for a calendar year. Benefits under this Plan are subject to offset for amounts paid under the qualified Defined Benefit Pension Plan.

Retirement Plan for Senior Officers

The CEO participates in the Retirement Plan for Senior Officers ("RPSO"). Participants in the RPSO receive full compensation for the first 12 months after retirement. Thereafter, a participant may elect to receive annual lifetime retirement benefits equal to 60% of final compensation, or 54% of such compensation with 50% of such amount to be paid to a surviving spouse for a specified period after death of the participant. Final compensation is deemed to be the higher of either the compensation paid during the last 12 months of active employment with the Company or the highest compensation received in any calendar year of the last three years preceding the date of retirement. Compensation under this plan is defined to be base salary plus non-equity incentive award.

Generally, no benefits are payable until the participant accumulates 10 years of credited service at age 60, or 20 years of credited service. Reduced benefits may be paid to a participant who retires (other than for disability) before age 65 with less than 20 years credited service. The CEO is currently the only active employee participating in the RPSO, and he has 34 years of credited service, meaning he is fully vested for retirement benefits.

All benefits under this plan are subject to annual cost-of-living increases as approved by the Compensation Committee. Retired participants and their spouses are also entitled to receive full medical expense benefits for their lifetimes. The benefits payable under the plan are not subject to Social Security or qualified Defined Benefit Pension Plan offsets.

The following table relates to the foregoing plans and presents information determined as of December 31, 2007.

PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
Daniel P. Amos	Retirement Plan for Senior Officers	34	50,627,497	0
	Aflac Incorporated Defined Benefit Pension Plan	34	794,251	0
Kriss Cloninger III	Supplemental Executive Retirement Plan	16	11,330,400	0
	Aflac Incorporated Defined Benefit Pension Plan	16	331,465	0
Akitoshi Kan	Supplemental Executive Retirement Plan	27	6,003,138	0
	Aflac Incorporated Defined Benefit Pension Plan	27	650,798	0
Ronald E. Kirkland	Aflac Incorporated Defined Benefit Pension Plan	8	152,179	0
Paul S. Amos II	Supplemental Executive Retirement Plan	3	58,662	0
	Aflac Incorporated Defined Benefit Pension Plan	3	21,948	0

(1) Assumed retirement age for all calculations was the earliest retirement age for unreduced benefits. Assumptions used to calculate pension benefits are more fully described in note 12, "Benefit Plans," in the Notes to the Consolidated Financial Statements in the Company's Annual Report to Shareholders for the year ended December 31, 2007.

NONQUALIFIED DEFERRED COMPENSATION

The following 2007 Nonqualified Deferred Compensation table shows for 2007 the executive and Company contributions to, and earnings and account balances under, the Aflac Incorporated Executive Deferred Compensation Plan (the "EDCP"), an unfunded, unsecured deferred compensation plan, with respect to the NEOs.

2007 NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contributions in Last Fiscal Year ($)(1)	Aggregate Earnings in Last Fiscal Year ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)(3)
Daniel P. Amos	218,830	0	98,090	0	1,086,929
Kriss Cloninger III	0	0	0	0	0
Akitoshi Kan	0	0	0	0	0
Ronald E. Kirkland	482,941	293,696	10,568	0	1,450,884
Paul S. Amos II	0	0	0	0	0

(1) The $218,830 deferred for Mr. Amos and the registrant contribution of $293,636 deferred for Mr. Kirkland have been included in the Summary Compensation Table for the current year. The $482,941 deferred for Mr. Kirkland was included in the 2006 Summary Compensation Table. All amounts deferred are net of appropriate taxes.

(2) The Company does not pay or credit above market earnings on amounts deferred by executives.

(3) Of these balances, the following amounts were reported in the Summary Compensation Tables in prior year proxy statements: Mr. Amos, $616,752; Mr. Kirkland, $1,072,751.

The EDCP allows certain officers, including the NEOs (the "Participants"), to defer up to 100% of their base salaries and up to 100% of their annual non-equity incentive awards. The Company may make discretionary matching or other discretionary contributions in such amounts, if any, that the Compensation Committee may determine from year to year. The EDCP also allows Participants to elect to defer restricted stock awarded under a Company restricted stock program and stock options that are "grandfathered" under Internal Revenue Code Section 409A, as discussed below. Matching or other discretionary contributions and restricted stock deferrals may be subject to vesting conditions.

The EDCP is subject to the requirements of Section 409A of the Internal Revenue Code. The Company intends to amend the EDCP document to conform to Section 409A's requirements on or before the deadline for adopting such amendments. In the interim, the EDCP is administered in good faith compliance with the requirements of Section 409A. Deferred amounts earned and vested prior to 2005 ("grandfathered" amounts) under the EDCP are not subject to Section 409A's requirements and continue to be governed generally under the terms of the EDCP and the tax laws in effect before January 1, 2005, as applicable.

In addition to amounts that the NEOs elected to defer and amounts of discretionary contributions the Company credited to the NEOs accounts, the amounts in the Aggregate Balance column include investment earnings (and losses) determined under the phantom investments described below. Account balances may be invested in phantom investments selected by Participants from an array of investment options that substantially mirror the funds available under the Aflac Incorporated 401(k) Plan. The array of available investment options changes from time to time. As of December 31, 2007, Participants could choose from among several different investment options, including domestic and international equity, income, short-term investment, blended and Company stock funds. Participants can change their investment selections daily (unless prohibited by the fund or trading restrictions on Company stock) by contacting the EDCP's third-party recordkeeper in the same manner that applies to participants in the 401(k) Plan.

Each fiscal year, when Participants elect to defer compensation under the EDCP, they also may elect the timing and form of their future distributions attributable to those deferrals, with a separate election permitted for each type deferral (i.e., salary, non-equity incentive award, stock option, or restricted stock award deferral). Under this process, each NEO may elect for distributions attributable to deferrals to either be made or begin in a specific year (whether or not employment has then ended) or at a time that begins six months after the NEO's termination of employment. Each NEO may elect for any distribution to be made in a lump sum or in up to 10 annual installments. Distributions attributable to discretionary contributions are made in the form and at the time specified by the Company.

An NEO may delay the timing and form of his or her distributions attributable to his or her deferrals as long as the change is made at least 12 months before the initial distribution date. With respect to non-grandfathered amounts, new elections must satisfy the requirements of Section 409A. In general, Section 409A requires that distributions may not be accelerated (other than for hardships) and any delayed distribution may not begin earlier than five years after the initial distribution date.

Deferral amounts for which no distribution elections have been made are distributed in a lump sum six months after an NEO separates from service.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Pursuant to the employment agreement between the Company and Mr. Daniel Amos (the "Executive"), the Company remains obligated to continue compensation and benefits to the Executive for the scheduled term of the agreement if the employment of the Executive is terminated by the Company without "good cause." If the Executive's employment is terminated by the Company for "good cause," or by the Executive without "good reason," the Company is generally obligated to pay compensation and benefits only to the date of termination (except that the Executive is entitled to benefits under the RPSO if the termination is not for "good cause"). "Good cause" generally means (i) the willful failure by the Executive to substantially perform his management duties for more than 60 days, (ii) intentional conduct by the Executive causing substantial injury to the Company, or (iii) the conviction or plea of guilty by the Executive of a felony crime involving moral turpitude. "Good reason" is defined to include a breach of the agreement, a diminution or change in the Executive's title, duties, or authority, or a relocation of the Company's principal offices. Upon voluntary termination without "good reason" or termination by the Company for "good cause," the Executive is prohibited for a two-year period from directly or indirectly competing with the Company.

The agreement provides that compensation and benefits continue for certain specified periods in the event that the Executive becomes totally disabled. Upon the death of the Executive, his estate is to be paid an amount, payable over a three-year period, equal to the Executive's base salary and any non-equity incentive award actually paid during the last three years of his life.

Upon a "change in control" of the Company, the employment agreement is extended for an additional three-year period. If, following a change in control, the Executive's employment with the Company is terminated by the Company without "good cause," or by the Executive for "good reason," the Company must pay to the Executive, among other payments but in lieu of any further salary payments subsequent to the date of termination, a lump-sum severance payment equal to three times the sum of the Executive's base salary and non-equity incentive award under the MIP (as paid during periods specified in the agreement).

A "change in control" is generally deemed to occur when (i) a person or group acquires beneficial ownership of 30% or more of the Common Stock; (ii) during any period of two consecutive years, individuals who constitute the Board at the beginning of such period, and cease for any reason to constitute a majority of the Board; or (iii) the shareholders approve a liquidation or sale of substantially all of the assets of the Company or certain merger and consolidation transactions.

Mr. Kriss Cloninger III, President and CFO of the Company, Mr. Akitoshi Kan, Chairman of Aflac Japan and Aflac International, and Mr. Paul S. Amos II, President of Aflac and COO of Aflac U.S., also have employment agreements with the Company that contain provisions relating to termination, disability, death, and changes in control of the Company substantially similar to such provisions in Mr. Daniel Amos' employment agreement, as described above.

Under the employment agreements of Messrs. Cloninger, Kan, and Paul Amos, each is a participant in the SERP but not the RPSO. Under the SERP, as amended, in the event that a participant's employment with the Company is terminated within two years of a "change in control" of the Company other than for death, disability or cause, or a participant terminates his employment during such period for "good reason," the participant becomes 100% vested in his retirement benefits and is entitled to receive a lump-sum amount equal to the actuarial equivalent of the annual retirement benefit to which he would have been entitled had he remained in the employ of the Company until (i) age 55 (in the case of a participant who is not yet 55); (ii) age 60 (in the case of a participant who is at least 55, but not yet 60); or (iii) age 65 (in the case of a participant who is at least 60, but not yet 65), as the case may be. A "change in control" shall generally occur under the same circumstances described as a "change in control" in Mr. Daniel Amos' employment agreement. "Cause" for this purpose generally means (i) the participant's willful failure to substantially perform his duties with the Company (other than that resulting from illness or after a participant gives notice of termination of employment for "good reason") after a written demand for substantial performance is delivered to the participant by the Board or (ii) the willful engaging by the participant in conduct materially injurious to the Company. "Good reason" is defined for this purpose to include various adverse changes in employment status, duties, and/or compensation and benefits following a "change in control." Benefits may be reduced to the extent that they are not deductible by the Company for income tax purposes.

The table below reflects the amount of compensation payable to each of the NEOs in the event of termination of such executive's employment. The amounts shown assume in all cases that the termination was effective on December 31, 2007, and therefore includes amounts earned through such time and includes estimates of the amounts which would be paid to the NEOs upon their termination. Due to the number of factors that affect the nature and amount of any benefits under the various termination scenarios, actual amounts paid or distributed may be different. Messrs. Daniel Amos, Cloninger, and Kan are the only NEOs who are eligible to receive immediate retirement benefits. See "Pension Benefits" and "Nonqualified Deferred Compensation" above for more information about these benefits.

The provision for potential payments upon termination, retirement, death, disability, and change in control in the NEOs' employment contracts are generally similar with the exception of Mr. Kirkland, who does not have an employment agreement with the Company. The agreements impose various non-competition and other requirements upon termination of employment. As noted in the table that follows, the benefits provided and requirements imposed vary with the circumstances under which the termination occurs.

2007 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Name	Benefit	Before Change in Control: Company Termination without "Good Cause" or by employee for "Good Reason" ($)(1)	Before Change in Control: Company Termination for "Good Cause" ($)(2)	Voluntary Termination without "Good Reason" and no competition ($)(3)	Voluntary Termination with competition ($)(4)	Death ($)(5)	Disability ($)(6)	Change in Control termination without "Good Cause" or for "Good Reason" ($)(7)
Daniel P. Amos	Salary	3,330,433	0	0	0	3,768,905	1,933,800	0
	Non-equity Incentive Award (11)	10,080,042	2,813,035	2,813,035	0	10,374,236	7,032,588	2,813,035
	Severance	0	0	0	0	0	0	12,306,705
	Retirement (8)	(9)	794,251	(9)	(9)	26,095,359	(9)	(9)
	EDCP	(10)	(10)	(10)	(10)	(10)	(10)	(10)
	Health & Welfare Benefits (12)	311,000	0	314,000	314,000	314,000	317,000	317,000
	Stock Options & Awards (13)	11,471,958	0	0	0	11,471,958	11,471,958	11,471,958
	Life Insurance	0	0	0	0	500,000	0	0
	Totals (14)	76,907,860	4,694,215	54,841,461	52,028,426	53,611,387	72,469,772	78,623,124
Kriss Cloninger III	Salary	1,824,746	0	0	0	2,389,108	1,239,450	0
	Non-equity Incentive Award (11)	4,639,330	1,446,025	1,446,025	0	5,257,322	3,615,063	1,446,025
	Severance	0	0	0	0	0	0	6,816,975
	Retirement (8)	(9)	331,465	(9)	(9)	6,542,174	(9)	(9)
	Health & Welfare Benefits (12)	52,000	0	48,000	48,000	0	51,000	51,000
	Stock Options & Awards (13)	5,350,740	0	0	0	5,350,740	5,350,740	5,350,740
	Life Insurance	0	0	0	0	500,000	0	0
	Totals (14)	23,528,681	1,777,490	13,155,890	11,709,865	20,039,344	21,918,118	25,326,605

Name	Benefit	Before Change in Control		Voluntary Termination without "Good Reason" and no competition ($)(3)	Voluntary Termination with competition ($)(4)	Death ($)(5)	Disability ($)(6)	Change in Control termination without "Good Cause" or for "Good Reason" ($)(7)
		Company Termination without "Good Cause" or by employee for "Good Reason" ($)(1)	Company Termination for "Good Cause" ($)(2)					
Akitoshi Kan	Salary	1,237,500	0	0	0	1,575,000	825,000	0
	Non-equity Incentive Award (11)	2,559,160	797,280	797,280	0	2,968,410	1,993,200	797,280
	Severance	0	0	0	0	0	0	4,041,840
	Retirement (8)	(9)	650,798	(9)	(9)	3,365,442	(9)	(9)
	Health & Welfare Benefits (12)	45,000	0	41,000	41,000	0	45,000	45,000
	Stock Options & Awards (13)	3,283,950	0	0	0	3,283,950	3,283,950	3,283,950
	Life Insurance	0	0	0	0	500,000	0	0
	Totals (14)	13,811,546	1,448,078	7,492,216	6,694,936	14,981,296	12,801,086	14,822,006
Ronald E. Kirkland	Salary	0	0	0	0	0	288,000	0
	Non-equity Incentive Award (11)	580,207	580,207	580,207	0	580,207	580,207	580,207
	Retirement (8)	(9)	(9)	(9)	(9)	73,289	(9)	(9)
	EDCP	(10)	(10)	(10)	(10)	(10)	(10)	(10)
	Health & Welfare Benefits (12)	0	0	0	0	0	0	0
	Stock Options & Awards (13)	0	0	0	0	1,437,050	1,437,050	0
	Life Insurance	0	0	0	0	500,000	0	0
	Totals (14)	2,183,270	2,183,270	2,183,270	1,603,063	4,041,430	3,908,320	2,183,270
Paul S. Amos II	Salary	805,100	0	0	0	1,117,550	603,825	0
	Non-equity Incentive Award (11)	1,734,138	533,581	533,581	0	1,856,850	1,333,953	533,581
	Severance	0	0	0	0	0	0	2,808,393
	Retirement (8)	0	0	0	0	0	21,948	(9)
	Health & Welfare Benefits (12)	20,000	0	0	0	0	17,000	31,000
	Stock Options & Awards (13)	2,648,900	0	0	0	2,648,900	2,648,900	2,648,900
	Life Insurance	0	0	0	0	500,000	0	0
	Totals (14)	5,208,138	533,581	533,581	0	6,123,300	4,625,626	6,102,484

(1) Salary and non-equity incentive award would be paid semi-monthly and all health and welfare benefits would continue for the remainder of the contract term.

(2) Termination for good cause eliminates the salary and non-equity incentive award obligation for the remainder of the contract period and the executive forfeits his participation in any supplemental retirement plan.

(3) Voluntary termination by the executive without good reason eliminates the salary and non-equity incentive award obligation for the remainder of the contract term.

(4) If the executive leaves the Company to go into direct competition, he will eliminate the right to any further salary and non-equity incentive award obligation on the part of the Company.

(5) Upon death, the executive's estate is entitled to receive terminal pay (paid in equal installments over 36 months) equal to the amount of the executive's base pay and non-equity incentive award for the previous 36 months of his life. Additionally, retirement benefits in this column reflect the present value of the accumulated benefit obligation for a surviving spouse annuity.

(6) Any actual Company paid disability benefits would be offset by the maximum annual amount allowed ($96,000) under the Company sponsored disability income plan for all executives except for Mr. Kirkland.

(7) Termination after a change in control entitles the executive to a lump-sum severance payment of three times the sum of: (i) the executive's annual base salary in effect immediately prior to the change in control, and (ii) the highest non-equity incentive award paid in the year preceding the termination date or the year preceding the change in control.

(8) Retirement benefits expressed in dollars and disclosed in certain columns of this table relate to termination events where the executive would receive a benefit different from that disclosed in the Pension Benefits table. Generally, the termination events resulting in a payment in lieu of the amount disclosed in the Pension Benefits table are termination for "good cause" and death, except for Paul Amos who has less than the required years of credited service to qualify for certain pension benefits.

(9) See the Pension Benefits table in this Proxy Statement for the present value of the accumulated benefit obligation for the applicable executive.

(10) See the Nonqualified Deferred Compensation section in this Proxy Statement, including the table that details deferred compensation balances for the executives.

(11) The non-equity incentive award amounts on this line include in all instances, except for termination with competition, the 2007 earned non-equity incentive award that was not paid until February 2008.

(12) Represents the estimated lump sum present value of all premiums that would be paid for applicable health and welfare plan benefits.

(13) Represents the estimated value of accelerated vesting of stock options and awards. The value for stock options and awards was determined as follows: for stock options, the difference between the exercise price and the closing price on the NYSE on the last business day of the year multiplied by the number of unvested option shares; for stock awards, the number of unvested stock awards multiplied by the same closing price used for options.

(14) Totals were calculated to present a full walk-away value and include salary, non-equity incentive award, severance where applicable, the present value of the NEOs accumulated benefit under all retirement plans as presented above in the Pension Benefits table or as a surviving spouse benefit in the death column, the value of nonqualified deferred compensation as presented in the 2007 Nonqualified Deferred Compensation table, the present value of any health and welfare benefits, the value of long-term equity incentives that would accelerate vesting and life insurance proceeds upon death.

DIRECTOR COMPENSATION

Directors who also serve as officers of the Company or its subsidiaries are not entitled to compensation as Board members. All other Directors of the Company ("Non-employee Directors") receive $40,000 annually for service as such. A Non-employee Director serving on one or more committees of the Board receives an additional $7,200 annually for that service. A Non-employee Director serving on the Audit Committee receives an additional $7,200 annually for that service. Each Non-employee Director also receives $2,000 for attendance at each meeting of the Board of Directors. In addition, the chairmen of the Compensation Committee, Audit Committee, and Corporate Governance Committee receive additional annual fees of $10,000, $12,000, and $7,500, respectively.

When a Non-employee Director first joins the Board of Directors, he or she is granted an award of nonqualified stock options, stock appreciation rights, restricted stock, or a combination thereof with a value as determined by the Board of Directors, not in excess of the value of a nonqualified stock option covering an aggregate of 10,000 shares of Common Stock. In the following calendar year, and for each year thereafter, each Non-employee Director may, at the discretion of the Board, receive nonqualified stock options, stock appreciation rights, restricted stock, or a combination thereof with a value not in excess of the value of a nonqualified stock option covering an aggregate of up to 5,000 shares of Common Stock. If the Board grants stock options, it may permit Non-employee Directors to elect to receive restricted stock in lieu thereof. In 2007, all Non-employee Directors received nonqualified stock options covering 4,000 shares of Common Stock, except for three Non-employee Directors who elected to receive all or a portion of such stock option grant in the form of restricted stock. The exercise price for the stock options is the closing market price of the Common Stock on the date of grant. Options granted to each Non-employee Director become exercisable under the terms and conditions as determined by the Board of Directors at the date of grant. Grants of options made to Non-employee Directors in 2007 become exercisable in equal installments on each of the next four anniversaries of the date of the option, and restricted stock awards issued in 2007 become vested on the fourth anniversary of the date of the award, in each case if the Non-employee Director continues to be a Director through such date. However, upon cessation of service by reason of retirement, a Non-employee Director becomes immediately vested in all outstanding stock options and awards that have not yet expired, as long as the Non-employee Director has completed at least one full year of vesting.

Non-employee Directors, with the exception of those who are or within one year will become retirement eligible, may elect to have all or a portion of their Board annual retainer and/or meeting fees paid in the form of immediately vested nonqualified stock options, restricted stock that vests upon four years of continued service, or a combination thereof as determined by the Board of Directors. In 2007, none of the Non-employee Directors made such an election.

The following table identifies each item of compensation paid to Non-employee Directors for 2007.

2007 DIRECTOR COMPENSATION

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Yoshiro Aoki	39,467	0	56,568	0	1,714	97,749
Michael H. Armacost	59,200	0	55,840	1,289	3,107	119,436
Joe Frank Harris	59,200	0	55,840	0	749	115,789
Elizabeth J. Hudson	59,200	0	55,840	0	749	115,789
Douglas W. Johnson	66,400	0	60,821	0	3,451	130,672
Robert B. Johnson	69,200	22,739	27,920	0	3,972	123,831
Charles B. Knapp	66,400	0	55,840	0	749	122,989
Barbara K. Rimer, Dr. PH	59,200	0	55,840	9,301	749	125,090
Marvin R. Schuster	73,900	0	55,840	20,166	3,479	153,385
David Gary Thompson	59,200	0	57,769	0	3,734	120,703
Robert L. Wright	78,400	5,294	43,674	17,122	3,441	147,931
John Shelby Amos II	59,200	0	55,840	0	3,586,010	3,701,050
Kenneth S. Janke Sr.	59,200	45,468	0	0	931	105,599
E. Stephen Purdom	59,200	0	55,840	24,426	83,524	222,990

(1) Daniel P. Amos, Chairman and CEO; Paul S. Amos II, President, Aflac and COO, Aflac U.S.; and Kriss Cloninger III, President, CFO, and Treasurer, are not included in the table, as they are employees of the Company and thus do not receive compensation for their services as Directors. The compensation received by Messrs. Daniel Amos, Paul Amos, and Cloninger as employees of the Company is shown in the Summary Compensation Table.

(2) This column represents the dollar amount recognized in accordance with SFAS No. 123(R) for financial statement purposes with respect to the 2007 fiscal year for the fair value of restricted stock granted in 2007 as well as prior fiscal years. The fair values of the awards granted on August 14, 2007, were calculated using the closing stock price on August 14, 2007, of $52.59. Each Non-employee Director may elect, in the year prior to the grant, to convert all or a portion of any annual stock option grant to restricted stock based upon a conversion formula approved by the Board of Directors. The following Non-employee Directors have outstanding stock awards that will each vest upon the fourth anniversary of the awards: Mr. Kenneth Janke, Sr., 4,871; Mr. Robert B. Johnson, 2,436; and Mr. Robert L. Wright, 1,058.

(3) This column represents the dollar amount recognized for financial statement purposes for the fiscal year ended December 31, 2007, in accordance with SFAS No. 123(R) and thus includes amounts from options granted in and prior to 2007. Assumptions used to calculate SFAS No. 123(R) are more fully described in Note 10 "Share-Based Transactions" in the Notes to the Capital Consolidated Financial Statements in the Company's Annual Report to Shareholders for the year ended December 31, 2007. The fair value of the options granted to Non-employee Directors as of August 14, 2007, at an option price of $52.59 and with vesting of 25% per year on each of the four anniversaries of the option grant, was estimated in accordance

with SFAS No. 123(R) using the multiple option approach of the Black-Scholes-Merton option pricing model. The fair value per option for each of the option's four vesting periods was $14.19 for the options vesting on August 14, 2008; $15.55 for the options vesting on August 14, 2009; $16.75 for the options vesting on August 14, 2010; and $17.83 for the options vesting on August 14, 2011. The fair value per option was based on an assumption of four years of expected life from each of the four vesting dates, expected volatility of 25%, expected dividend yield of 1.3% and a risk free interest rate of 4.7%. As of December 31, 2007, each Non- employee Director had the following number of stock options outstanding: Yoshiro Aoki, 10,000; Michael H. Armacost, 26,000; Joe Frank Harris, 26,000; Elizabeth J. Hudson, 26,000; Douglas W. Johnson, 26,000; Robert B. Johnson, 28,000; Charles B. Knapp, 26,000; Barbara K. Rimer, Dr. PH, 26,000; Marvin R. Schuster, 46,000; David Gary Thompson, 18,000; Robert L. Wright, 42,000; John Shelby Amos II, 26,000; Kenneth S. Janke Sr., 10,000; E. Stephen Purdom, 26,000.

(4) The Company maintains a retirement plan for Non-employee Directors who have attained age 55 and completed at least five years of service as a Non-employee Director. Effective 2002, newly elected Non-employee Directors are not eligible for participation in this plan. The annual benefit paid to a Non-employee Director upon retirement (or to his or her spouse in the event of death prior to completion of payments under the plan) is equal to the Non-employee Director's compensation for the 12 months preceding retirement, including retainer and regular Board member fees, but excluding committee fees, paid for a period of time equal to the number of completed years served. The Non-employee Directors do not participate in any nonqualified deferred compensation plans. The aggregate change in the actuarial present value of the accumulated benefit obligation for John Shelby Amos II, Joe Frank Harris, Elizabeth J. Hudson, Kenneth S. Janke, Sr., and Charles B. Knapp was a decrease of $16,888, $9,818, $2,737, $15,631, and $3,895, respectively. Yoshiro Aoki, Douglas W. Johnson, Robert B. Johnson and David Gary Thompson do not participate in the plan.

(5) Included in All Other Compensation for John Shelby Amos II, who presently serves as the State Sales Coordinator-Alabama/West Florida, is $3,569,428 in renewal and first-year sales commissions before expenses. The compensation arrangement with John Shelby Amos II was no more favorable when contracted than those of other State Sales Coordinators. Additionally, included in All Other Compensation is $80,000 paid to E. Stephen Purdom for consulting services provided to Aflac Japan.

RELATED PERSON TRANSACTIONS

The Company recognizes that transactions between the Company and any of its Directors or executives can present potential or actual conflicts of interest and create the appearance that Company decisions are based on considerations other than the best interests of the Company and its shareholders. Accordingly, consistent with the Company's Code of Business Conduct and Ethics, as a general matter, it is the Company's preference to avoid such transactions. Nevertheless, the Company recognizes that there are situations where such transactions may be, or may not be, inconsistent with the best interests of the Company and its shareholders. Therefore, the Company has adopted a formal policy which requires the Company's Audit Committee to review and, if appropriate, to approve or ratify any such transactions. Pursuant to the policy, the Audit Committee will review any transaction in which the Company is or will be a participant and the amount involved exceeds $120,000, and in which any of the Company's Directors or executives had, has or will have a direct or indirect material interest. After its review the Audit Committee will only approve or ratify those transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders, as the Audit Committee determines in good faith.

Each of the following ongoing transactions, which commenced prior to the adoption of the formal policy, has been reviewed and ratified by the Audit Committee:

In 2007, Aflac paid $145,844 to a corporation of which Maria Theresa Land, the sister of John Shelby Amos II, is the sole shareholder. This amount was earned as renewal commissions before expenses by W. Donald Land, the deceased husband of Maria Theresa Land. W. Donald Land served as State Sales Coordinator-Florida with Aflac from 1975 until May 1990. In 2007, Aflac paid $376,834 to Michael S. Kirkland, the son of Ronald E. Kirkland. Michael Kirkland serves as a State Sales Coordinator-Texas East. This amount was earned as renewal and first-year commissions before expenses. State Sales Coordinators are not salaried employees but are independent contractors compensated on a commission basis and are required to pay their own expenses, including travel, office expenses, incentives for District and Regional Sales Coordinators and Associates in their states, and recruiting and training costs. The compensation arrangement with W. Donald Land and Michael Kirkland was no more favorable when contracted than those of other State Sales Coordinators.

In 2007, Aflac paid $291,459 to John William Amos, the son of John Shelby Amos II. This amount was earned as renewal and first-year commissions before expenses. John William Amos serves as a Regional Sales Coordinator-Alabama/West Florida. In 2007, $286,523 was paid by Aflac to Joe Frank Harris Jr., the son of Joe Frank Harris. This amount was earned as renewal and first-year commissions before expenses. Joe Frank Harris Jr. serves as a Regional Sales Coordinator-Georgia/Northwest. Regional

Sales Coordinators are not salaried employees but are independent contractors compensated on a commission basis and are required to pay their own expenses. The compensation arrangement with John William Amos and Joe Frank Harris Jr. is no more favorable than with other Regional Sales Coordinators.

For services rendered in 2007, the Company paid $468,888 in salary and non-equity incentive award to Kenneth S. Janke Jr., the son of Kenneth S. Janke Sr. Mr. Janke Jr. serves as Senior Vice President, Investor Relations. In addition, he received such employee benefits and other compensation (including equity awards) as were generally made available to senior management of the Company. For services rendered in 2007, Aflac paid $145,134 in salary and non-equity incentive award to Jonathan S. Kirkland, the son of Ronald E. Kirkland. Mr. Jonathan Kirkland serves Aflac as Sales Strategy Consultant. For services rendered in 2007, Aflac paid $134,127 in salary and non-equity incentive award to J. Matthew Loudermilk, the son of Joey M. Loudermilk the Executive Vice President, General Counsel and Corporate Secretary of the Company. Mr. J. Matthew Loudermilk serves as Second Vice President, Associate Counsel, of Aflac and Assistant Corporate Secretary of the Company and Aflac. In addition, they received such employee benefits and other compensation (including equity awards) pursuant to the Company's equity award and benefit programs. All of these employees also participated in all fringe benefit programs generally available to employees and their compensation is commensurate with that of their peers.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information with respect to compensation plans under which our equity securities are authorized for issuance to our employees or Non-employee Directors, as of December 31, 2007.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a) (c)
Equity Compensation Plans Approved by Shareholders	16,576,738	$34.46	22,631,973*
Equity Compensation Plans Not Approved by Shareholders	-0-	-0-	-0-
Total	16,576,738	$34.46	22,631,973

*Of the shares listed in column (c), 11,026,017 shares are available for grant other than in the form of options, warrants, or rights (i.e., in the form of restricted stock or restricted stock units).

AUDIT COMMITTEE REPORT

The Audit Committee of the Company's Board of Directors is composed of four directors, each of whom, the Board has determined, is independent as defined by the NYSE listing standards and SEC rules, and is financially literate. The Board has determined that at least one member of the Audit Committee is an audit committee financial expert as defined by the SEC rules. Mr. Douglas W. Johnson, with 30 years as an auditor with Ernst & Young, 20 of those years as a partner, working primarily with the insurance industry segment, is the audit committee financial expert. The Audit Committee operates under a written charter adopted by the Board of Directors.

Management has the primary responsibility for the Company's financial statements and the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in conformity with the auditing standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon. The Audit Committee has general oversight responsibility to monitor and oversee these processes on behalf of the Board of Directors.

In connection with these responsibilities, the Audit Committee has met with management and the independent registered public accounting firm to review and discuss the Company's audited consolidated financial statements for the year ended December 31, 2007. The Audit Committee has also discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees) and the NYSE. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and has discussed with the independent registered public accounting firm its independence. The Audit Committee has reviewed this report and such firm's work throughout the year in order to evaluate the independent registered public accounting firm's qualifications, performance, and independence.

Additionally, the Audit Committee has monitored the Company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002 regarding the reporting related to internal control over financial reporting. This monitoring process has included regular reports and representations by financial management of the Company, the internal auditors, and by KPMG LLP, the independent registered public accounting firm. The Audit Committee has also reviewed the certifications of Company executive officers contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC, as well as reports issued by KPMG LLP, included in the Company's Annual Report on Form 10-K related to its audit of: (i) the consolidated financial statements, and (ii) the effectiveness of internal control over financial reporting.

Based upon the Audit Committee's discussions with management and the independent registered public accounting firm, as set forth above, and the Audit Committee's review of the representations of management and the independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, for filing with the SEC.

Audit Committee

Robert L. Wright, Chairman
Douglas W. Johnson (financial expert)
Charles B. Knapp
Marvin R. Schuster

2. AMENDMENT TO ARTICLE IV OF THE COMPANY'S ARTICLES OF INCORPORATION TO INCREASE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

Description of the Proposed Amendment

The proposed amendment to Article IV of the Articles of Incorporation being submitted for shareholder approval would increase the number of shares of Common Stock which the Company is authorized to issue from one billion (1,000,000,000) to one billion nine hundred million (1,900,000,000). The full text of the proposed amendment is attached to this Proxy Statement as Appendix A and should be read carefully.

Purposes and Effects of Increasing the Number of Authorized Shares of Common Stock

As of February 27, 2008, there were 474,813,182 shares of Common Stock outstanding; 184,305,312 shares of Common Stock held in Treasury; 38,430,268 shares of Common Stock reserved for issuance pursuant to the 1997 Stock Option Plan and the Long-Term Incentive Plan; and 302,451,238 shares of Common Stock authorized, unissued and unreserved. The additional 900,000,000 shares of Common Stock to be authorized if this amendment is approved would increase the number of authorized, unissued and unreserved shares to 1,202,451,238. The additional shares would be a part of the existing class of Common Stock, and if and when issued, would have the same rights and privileges as the shares of Common Stock presently outstanding. See "Description of Voting Rights."

The Board of Directors believes that it is desirable to have the additional authorized shares of Common Stock available for possible future financing and acquisition transactions, stock dividends or splits and other general corporate purposes. However, at the date of this Proxy Statement, the Company has no agreements, commitments or plans with respect to the sale or issuance of any of the additional shares of Common Stock as to which authorization is sought.

The additional shares of Common Stock would be available for issuance without further action by the shareholders and without the accompanying delay and expense involved in calling a special meeting of shareholders, unless such action is required by applicable law or the rules of any stock exchange on which the Company's securities may be listed. The NYSE, on which the issued shares of the Company's Common Stock are presently listed, generally requires shareholder approval as a prerequisite to listing shares when the present or potential issuance of shares could result in an increase in the number of shares of Common Stock outstanding by at least 20%. Failure to comply with the NYSE requirements could result in the delisting of the Company's Common Stock. The Company is also listed on the Tokyo Stock Exchange, which has similar rules.

It should be noted that the issuance of additional shares of Common Stock could be disadvantageous to existing shareholders since such issuance might serve to dilute their percentage interest in the Company. Holders of Common Stock do not have pre-emptive rights to purchase any additional shares of Common Stock that may be issued.

Vote Required

The affirmative vote of the holders of a majority of the outstanding voting rights of Common Stock entitled to vote at the Annual Meeting of the Shareholders is required to approve the proposed amendment (see "Description of Voting Rights").

THE BOARD OF DIRECTORS RECOMMENDS UNANIMOUSLY A VOTE "FOR" THE INCREASE OF AUTHORIZED SHARES OF COMMON STOCK.

3. PROPOSAL TO ADOPT AN AMENDED AND RESTATED MANAGEMENT INCENTIVE PLAN

The Company presently has in effect a Management Incentive Plan ("MIP") that, absent extension, will expire at the end of this 2008 fiscal year (although payments with respect to all awards previously granted thereunder would still be paid out in accordance with their terms). The MIP was initially approved by the Board of Directors in 1985, and amended and restated in 1994, 1999 and, most recently, effective beginning 2004.

In order to continue and to enhance the effectiveness of the MIP, the Board of Directors, in accordance with the recommendation of its Compensation Committee, has amended and restated the MIP (as amended and restated, the "2009 Management Incentive Plan," hereinafter referred to as the "2009 MIP"), subject to approval by shareholders at the annual meeting. The Board of Directors' principal purpose in adopting these amendments is to extend the term of the MIP beyond the end of the current fiscal year and not to enhance or otherwise modify the available benefits, although the cap on annual benefits for employees subject to the deduction limits of Section 162(m) of the Code is being changed to $6 million from the lesser of $4 million or three times annual salary.

In particular, the amendments to the MIP (i) extend its term through the end of the 2013 fiscal year (provided that payments with respect to all awards granted thereunder before that time will be paid out in accordance with their terms), (ii) to change the cap on annual benefits for certain executive employees, and (iii) make certain other nonmaterial technical changes.

The 2009 MIP is designed to ensure that any compensation that may be payable under the 2009 MIP will qualify as performance-based compensation within the meaning of Section 162(m) of the Code, and therefore is fully deductible by the Company for federal income tax purposes. Section 162(m) of the Code generally denies deductions by an employer for compensation in excess of $1 million per year that is paid to "covered employees" (i.e., the chief executive officer and the three other most highly compensated executive officers, other than the chief financial officer, at the end of the fiscal year). However, performance-based compensation is excluded from this deduction limit, provided that (among other requirements): (1) the material terms pursuant to which the compensation is to be paid, including the employees eligible to receive the compensation, a description of the business criteria on which the performance goals are based and the maximum amount of compensation that could be paid to any covered employee, are disclosed to and approved by the shareholders in a separate vote prior to the payment, and (2) prior to payment, a committee consisting of two or more "outside directors" within the meaning of Section 162(m) of the Code (i.e., the Compensation Committee of the Board of Directors) certifies that the performance goals and any other material terms have been satisfied. In light of these requirements, the 2009 MIP is being submitted to the shareholders for approval at the 2008 Annual Meeting.

If the shareholders approve the 2009 MIP, it will take effect for performance awards, if any, payable with respect to fiscal years of the Company commencing on or after January 1, 2009. If the required shareholder approval is not obtained, the 2009 MIP will be null and void.

DESCRIPTION OF PLAN

The description of the 2009 MIP summarized below is qualified, in its entirety, by reference to the text of the 2009 MIP as set forth in Appendix B.

The purposes of the 2009 MIP are to reinforce corporate, organizational and business-development goals; to promote the achievement of year-to-year and long-range financial and other business objectives; to directly tie a portion of participant compensation to the performance of the Company; and to reward the performance of individual officers and other employees in fulfilling their personal responsibilities for long-range achievement. To this end, the 2009 MIP provides for the granting of performance awards to employees of the Company and its subsidiaries (including employees who are also executive officers and Directors) who possess a capacity for contributing in substantial measure to the successful performance of the Company.

The 2009 MIP will be administered by the Compensation Committee of the Board of Directors, which is composed entirely of directors who are not employees of the Company and who are also "outside directors" within the meaning of Section 162(m) of the Code. The Compensation Committee will (1) select the employees who participate in the 2009 MIP, (2) grant all awards under the 2009 MIP, (3) determine the terms and conditions, including the performance goals, of such awards (which need not be identical), (4) certify whether the performance goals have been attained, (5) make adjustments in the performance goals in recognition of unusual or non-recurring events that affect the Company or the financial statements of the Company, or in response to certain changes in applicable laws, regulations or accounting principles, (6) construe and interpret the 2009 MIP and awards thereunder, (7) make rules and regulations in connection with the administration and operation of the 2009 MIP, and (8) make all other determinations necessary or desirable in administering the 2009 MIP.

The Compensation Committee, in its sole discretion, will determine which employees will be eligible to receive awards under the 2009 MIP and what the terms of those awards will be. Because no determination has yet been made concerning which individuals will receive awards (if any) or what their terms will be, the benefits to be provided under the 2009 MIP cannot be determined at this time.

For each fiscal year commencing with 2009, the Compensation Committee will establish the performance goals that must be met during the fiscal year as a condition of receipt of awards under the 2009 MIP. Performance goals may include any or all of the following: (1) attainment of an amount of "consolidated net earnings" (as defined below), (2) attainment of a percentage of "return on equity" (as defined below), (3) attainment of amounts of "operating earnings per diluted share" (as defined below), excluding all or a portion of the effects of translating foreign currency of business segments to U.S. dollars for financial reporting purposes; (4) increases in the market price of Company Common Stock or levels of total return to shareholders; and (5) attainment of goals established based on the financial performance of the Company or the Company together with its subsidiaries or individual subsidiaries or business segments of the Company relating to increases in premium income, investment income, total revenues, operating expenses, pretax operating earnings, premiums in force, number of policies in force, total new annualized premium sales and policy conversions (i.e., issuance of current policy contracts to existing policyholders in exchange for surrender of policies issued in prior years). With respect to participants who are not executive officers of the Company, performance goals may also include personal performance goals. Performance goals for executive officers will not include personal goals.

For purposes of the 2009 MIP: (1) "consolidated net earnings" means the net earnings of the Company for the fiscal year determined in conformity with accounting principles generally accepted in the United States and reported in the Company's audited financial statements for such fiscal year, but before any provision for the cumulative effect of accounting changes required to be adopted by generally accepted accounting principles in respect of such fiscal year; (2) "operating earnings per diluted share" means the net earnings before realized investment gains and losses, the impact of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and nonrecurring items divided by the weighted-average number of shares outstanding for the period plus the weighted-average shares for the dilutive effect of share-based awards; and (3) "return on equity" means the quotient obtained by dividing (i) operating earnings for a fiscal year by (ii) the average of common shareholders' equity of the Company as of the beginning and the end of the fiscal year (provided that such common shareholders' equity will exclude the effect of unrealized gains and losses recognized in a separate equity component under SFAS No. 115).

The Compensation Committee will specify with respect to a fiscal year the performance goals applicable to each award and minimum, target and maximum levels applicable to each performance goal. Unless otherwise determined by the Compensation Committee: the minimum level reflects the level of performance at which 50% of the target award is earned (and below which no payment will be made); the target level reflects the level at which 100% of the performance goal is achieved; and the maximum level reflects the level of performance at which 200% of the target award is earned. Awards for any fiscal year may be expressed as a dollar amount or as a percentage of the participant's "annual base salary." "Annual base salary" means: (i) with respect to any executive officer, the annual rate of base salary of such executive officer in effect as of the first day of any fiscal year (or, if an executive officer was not employed as of the first day of a fiscal year, the annual rate of base salary in effect as of such executive officer's first day of employment); and (ii) with respect to any other participant, unless otherwise determined by the Company, the base salary paid to such participant during any fiscal year.

Unless otherwise provided by the Compensation Committee in connection with specified terminations of employment, or upon the occurrence of a "change in control" (as defined in the 2009 MIP), awards will be made only if and to the extent the performance goals established for the particular fiscal year have been attained. Notwithstanding the foregoing, any participant who is a covered employee under Section 162(m) of the Code may not receive an award for any fiscal year that exceeds six million dollars. Awards will be paid to participants, in cash, within a reasonable period of time (but in any event within 2½ months) following the end of the fiscal year to which the awards relate. With respect to participants who are covered employees, unless otherwise determined by the Compensation Committee, payment will be made only after achievement of the applicable performance goals has been certified by the Compensation Committee.

Notwithstanding any other provision of the 2009 MIP to the contrary, if a change in control occurs while any awards remain outstanding, then the performance period (i.e., the fiscal year) ongoing at the time of such change in control will be deemed to have been completed, the maximum level of performance with respect to the applicable performance goals will be deemed to have been attained and a pro rata portion (based on the number of full and partial months that have elapsed with respect to the performance period) of each outstanding award will become payable in cash to participants.

The 2009 MIP may be amended, suspended or terminated at any time by the Board of Directors or the Compensation Committee, provided, however, that no amendment that requires shareholder approval in order for the 2009 MIP to comply with Section 162(m) of the Code will be effective unless the amendment is so approved, and no amendment shall adversely affect any rights of a participant under an outstanding award without the participant's consent.

The 2009 MIP will terminate at the end of the 2013 fiscal year, but payment with respect to all awards granted under the 2009 MIP before that time will be paid out in accordance with their terms.

As explained above, the benefits to be provided under the 2009 MIP cannot be determined at this time. However, non-equity incentive awards paid to the NEOs in respect of the 2007 fiscal year under the MIP, as in effect for that year, are noted in the 2007 Summary Compensation Table on page 24. Non-equity incentive awards paid to the executive officers under that plan in respect of the 2007 fiscal year totaled approximately $8,150,853, and non-equity incentive awards paid to all other plan participants in respect of the 2007 fiscal year totaled approximately $6,157,789. The Non-employee Director group will not be eligible to participate in the 2009 MIP.

THE BOARD OF DIRECTORS RECOMMENDS UNANIMOUSLY A VOTE "FOR" APPROVAL OF THE AMENDED AND RESTATED MANAGEMENT INCENTIVE PLAN

4. ADVISORY VOTE ON EXECUTIVE PAY-FOR-PERFORMANCE COMPENSATION

In November 2006, an interest was expressed by a shareholder in casting a non-binding advisory vote on the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the CD&A and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement. We believe that our compensation policies and procedures are centered on a pay-for-performance culture and are strongly aligned with the long-term interests of our shareholders.

We also believe that both the Company and shareholders benefit from responsive corporate governance policies and constructive and consistent dialogue. Thus, with Board approval, the Company announced in February 2007 that the Company would voluntarily provide shareholders with the right to cast an advisory vote on our compensation program at the annual meeting of shareholders in 2009 when our disclosure could reflect three years of compensation data under the newly adopted SEC disclosure guidelines.

Subsequently, we concluded that the expanded disclosure of compensation information to be provided in this Proxy Statement would already provide our shareholders the information they need to make an informed decision as they weigh the pay of our executive officers in relation to the Company's performance. As a result, on November 14, 2007, the Company announced that its Board of Directors accelerated to 2008 an advisory shareholder vote on the Company's executive compensation disclosures. This proposal, commonly known as a "Say-on-Pay" proposal, gives you as a shareholder the opportunity to endorse or not endorse our executive pay program and policies through the following resolution:

> **"Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement. "**

Because your vote is advisory, it will not be binding upon the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

While we believe this "Say-on-Pay" proposal demonstrates our commitment to our shareholders, that commitment extends beyond adopting innovative corporate governance practices. We also are committed to achieving a high level of total return for our shareholders.

Since August 1990, when Mr. Daniel Amos was appointed as our Chief Executive Officer through December 2007, our Company's total return to shareholders, including reinvested cash dividends, has exceeded 3,867% compared with 660% for the Dow Jones Industrial Average and 549% for the S&P 500. During the same period, the company's market capitalization has grown from $1.2 billion to over $30 billion.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE PAY-FOR-PERFORMANCE COMPENSATION POLICIES AND PROCEDURES EMPLOYED BY THE COMPENSATION COMMITTEE, AS DESCRIBED IN THE COMPENSATION DISCUSSION AND ANALYSIS, AND THE TABULAR DISCLOSURE REGARDING NAMED EXECUTIVE OFFICER COMPENSATION (TOGETHER WITH THE ACCOMPANYING NARRATIVE DISCLOSURE) IN THIS PROXY STATEMENT.

5. RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In February 2008, the Audit Committee voted to appoint KPMG LLP, an independent registered public accounting firm, to perform the annual audit of the Company's consolidated financial statements for the fiscal year 2008, subject to ratification by the shareholders.

Representatives of KPMG LLP are expected to be present at the 2008 Annual Meeting of Shareholders with the opportunity to make a statement if they so desire. Such representatives are expected to be available to respond to appropriate questions.

The aggregate fees for professional services rendered to the Company by KPMG LLP for the years ended December 31, were as follows:

	2007	2006
Audit fees - Audit of the Company's consolidated financial statements for the years ended December 31*	$3,993,446	$3,855,618
Audit related fees (audits of subsidiaries and employee benefit plans)	114,644	109,854
Tax fees	1,500	1,300
All other fees	35,000	30,000
Total fees:	$4,144,590	$3,996,772

(*) The audit fees for 2007 and 2006 include $1,822,861 and $1,758,578, respectively for the services rendered for the attestation with respect to, and related reviews of, the Company's internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002.

The Audit Committee of the Board of Directors has considered whether the provision of the non-audit professional services is compatible with maintaining KPMG LLP's independence and has concluded that it is. The Audit Committee pre-approves all audit and non-audit services provided by KPMG LLP.

THE BOARD OF DIRECTORS RECOMMENDS UNANIMOUSLY A VOTE "FOR" RATIFICATION OF THE SELECTION OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Shareholder Proposals

For a shareholder's proposal to be included in the Company's Proxy Statement for the 2009 Annual Meeting of Shareholders, the shareholder must follow the procedures of Rule 14a-8 under the Exchange Act, and the proposal must be received by the Secretary of the Company by November 24, 2008. To be timely, shareholder proposals submitted outside the processes of Rule 14a-8 must be received by the Secretary of the Company after January 7, 2009, and before February 6, 2009.

Annual Report

The Company has delivered a copy of its Annual Report to each shareholder entitled to vote at the 2008 Annual Meeting of Shareholders. A copy of the Company's Form 10-K is available at no charge to all shareholders. For a copy, write to:

Kenneth S. Janke Jr.
Senior Vice President, Investor Relations
Aflac Incorporated
Worldwide Headquarters
1932 Wynnton Road
Columbus, Georgia 31999

By Order of the Board of Directors,

Joey M. Loudermilk
Secretary

March 24, 2008

AMENDMENT TO ARTICLE IV OF ARTICLES OF INCORPORATION

The first sentence of Article IV shall be amended to read in its entirety as follows:

The Corporation shall have authority to issue 1,900,000,000 Shares of common stock having a par value of $.10 per share (the "Common Stock").

AFLAC INCORPORATED AMENDED AND RESTATED 2009 MANAGEMENT INCENTIVE PLAN

1. Purposes.

The purposes of the Aflac Incorporated Amended and Restated 2009 Management Incentive Plan (the "2009 MIP") are to reinforce corporate, organizational and business-development goals; to promote the achievement of year-to-year and long-range financial and other business objectives; to directly tie a portion of participants compensation to the performance of the Company; and to reward the performance of individual officers and other employees in fulfilling their personal responsibilities for long-range achievements.

2. Definitions.

The following terms, as used herein, shall have the following meanings:

(a) "Affiliate" means an affiliate of Aflac, as defined in Rule 12b-2 promulgated under Section 12 of the Exchange Act.

(b) "Aflac" shall mean Aflac Incorporated, a Georgia corporation.

(c) "Annual Base Salary" shall mean: (i) with respect to any Executive Officer, the annual rate of base salary of such Executive Officer in effect as of the first day of any Performance Period (or, if an Executive Officer was not employed as of the first day of a Performance Period, the annual rate of base salary in effect as of such Executive Officer's first day of employment); and (ii) with respect to any other Participant, unless otherwise determined by the Company, the base salary paid to such Participant during any Performance Period.

(d) "Award" shall mean an annual non-equity incentive compensation award, granted pursuant to the 2009 MIP, which is contingent upon the attainment of Performance Goals with respect to a Performance Period.

(e) "Award Agreement" shall mean any written agreement, contract, or other instrument or document between Aflac and a Participant evidencing an Award.

(f) "Board" shall mean the Board of Directors of Aflac.

(g) "Change in Control" shall mean the occurrence of an event described in Section 6(f) hereof.

(h) "Code" shall mean the Internal Revenue Code of 1986, as amended.

(i) "Committee" shall mean the Compensation Committee of the Board.

(j) "Company" shall mean, collectively, Aflac and its subsidiaries.

(k) "Consolidated Net Earnings" shall mean the net earnings of the Company for the Performance Period determined in conformity with accounting principles generally accepted in the United States and reported in the Company's audited financial statements for such Performance Period, but before any provision for the cumulative effect of accounting changes required to be adopted by generally accepted accounting principles in respect of such Performance Period.

(l) "Covered Employee" shall have the meaning set forth in Section 162(m)(3) of the Code.

(m) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(n) "Executive Officer" shall mean an "executive officer" of Aflac within the meaning of the Exchange Act.

(o) "Operating Earnings Per Diluted Share" means the net earnings before realized investment gains and losses, the impact of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities and nonrecurring items divided by the weighted-average number of shares outstanding for the period plus the weighted-average shares for the dilutive effect of share-based awards.

(p) "Participant" shall mean an officer or other employee of the Company who is, pursuant to Section 4 of the 2009 MIP, selected to participate herein.

(q) "Performance Goal" shall mean the criteria and objectives, determined by the Committee, which must be met during the applicable Performance Period as a condition of the Participant's receipt of payment with respect to an Award. Performance Goals may include any or all of the following: (i) attainment of an amount of Consolidated Net Earnings during a Performance Period, (ii) attainment of a percentage of Return on Equity for a Performance Period, (iii) attainment of amounts of Operating Earnings Per Diluted Share of the Company, excluding all or a portion of the effect of translating foreign currency of business segments to U.S. dollars for financial reporting purposes, for a Performance Period, (iv) increases in the market price of Stock or levels of total return to shareholders during the Performance Period and (v) attainment of goals established based on the financial performance of Aflac, the Company or individual subsidiaries or business segments of the Company relating to increases in premium income, investment income, total revenues, operating expenses, pretax operating earnings, premiums in force, number of policies in force, new sales and policy conversions (i.e., issuance of current policy contracts to existing policyholders in exchange for surrender of policies issued in prior years). With respect to Participants who are not Executive Officers, Performance Goals may also include such personal performance goals as the Committee shall, from time to time, establish.

(r) "Performance Period" shall mean the Company's fiscal year.

(s) "Plan" shall mean the Aflac Incorporated Amended and Restated 2009 Management Incentive Plan.

(t) "Return on Equity" shall mean the quotient obtained by dividing (i) Operating Earnings for a Performance Period by (ii) the average of common shareholders' equity of the Company as of the beginning and the end of the Performance Period. Such common shareholders' equity shall exclude the effect of unrealized gains and losses recognized in a separate equity component under Statement of Financial Accounting Standards No. 115.

(u) "Stock" shall mean shares of Common Stock, par value $.10 per share, of Aflac.

3. Administration.

The 2009 MIP shall be administered by the Committee. The Committee shall have the authority in its sole discretion, subject to and not inconsistent with, the express provisions of the 2009 MIP, to administer the 2009 MIP and to exercise all the powers and authorities either specifically granted to it under the 2009 MIP or necessary or advisable in the administration of the 2009 MIP, including, without limitation, the authority to grant Awards; to determine the persons to whom and the time or times at which Awards shall be granted; to determine the terms, conditions, restrictions and performance criteria, including Performance Goals, relating to any Award; to certify whether the Performance Goals have been attained; to determine whether, to what extent, and under what circumstances an Award may be settled, cancelled, forfeited, or surrendered; to make adjustments in the Performance Goals in recognition of unusual or non-recurring events affecting the Company or the financial statements of the Company, or in response to changes in applicable laws, regulations, or accounting principles; to construe and interpret the 2009 MIP and any Award; to prescribe, amend and rescind rules and regulations relating to the 2009 MIP; to determine the terms and provisions of Award Agreements; and to make all other determinations deemed necessary or advisable for the administration of the 2009 MIP.

The Committee shall consist of two or more persons, each of whom shall be an "outside director" within the meaning of Section 162(m) of the Code. The Committee may appoint a chairperson and a secretary and may make such rules and regulations for the conduct of its business as it shall deem advisable, and shall keep minutes of its meetings. All determinations of the Committee shall be made by a majority of its members either present in person or participating by conference telephone at a meeting or by written consent. The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforementioned may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the 2009 MIP. All decisions, determinations and interpretations of the Committee shall be final and binding on all persons, including the Company, the Participant (or any person claiming any rights under the 2009 MIP from or through any Participant) and any shareholder.

No member of the Board or the Committee shall be liable for any action taken or determination made in good faith with respect to the 2009 MIP or any Award granted hereunder.

4. Eligibility.

Awards may be granted to officers and other employees of the Company in the sole discretion of the Committee. Subject to Section 5(b) below, in determining the persons to whom Awards shall be granted and the Performance Goals relating to each Award, the Committee shall take into account such factors as the Committee shall deem relevant in connection with accomplishing the purposes of the 2009 MIP.

5. Terms of Awards.

Awards granted pursuant to the 2009 MIP shall be evidenced by an Award Agreement in such form as the Committee shall from time to time approve.

(a) In General. The Committee shall specify with respect to a Performance Period the Performance Goals applicable to each Award and minimum, target and maximum levels applicable to each Performance Goal. Except as may otherwise be determined by the Committee for any Performance Period: the minimum level reflects the level of performance at which 50% of the performance goal is achieved and below which no payment shall be made; the target level reflects the level of performance at which 100% of the Performance Goal is achieved; and the maximum level reflects the level of performance at which 200% of the Performance Goal is achieved. Awards for any Performance Period may be expressed as a dollar amount or as a percentage of the Participant's Annual Base Salary. Unless otherwise provided by the Committee in connection with specified terminations of employment, or except as set forth in Section 6(f) hereof, payment in respect of Awards shall be made only if and to the extent the Performance Goals with respect to such Performance Period have been attained.

(b) Special Provisions Regarding Awards. Notwithstanding anything to the contrary contained in this Section 5, in no event shall payment in respect of Awards granted for a Performance Period be made to a Participant who is a Covered Employee in an amount that exceeds six million dollars.

(c) Time and Form of Payment. Unless otherwise determined by the Committee, all payments with respect of Awards granted under this Plan shall be made, in cash, within a reasonable period (but in any event within 2½ months) after the end of the Performance Period. In the case of Participants who are Covered Employees, unless otherwise determined by the Committee, such payments shall be made only after achievement of the Performance Goals has been certified by the Committee.

6. General Provisions.

(a) Compliance with Legal Requirements. The 2009 MIP and the granting and payment of Awards, and the other obligations of the Company under the 2009 MIP and any Award Agreement or other agreement, shall be subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required.

(b) Nontransferability. Awards shall not be transferable by a Participant except by will or the laws of descent and distribution.

(c) No Right To Continued Employment. Nothing in the 2009 MIP or in any Award granted or any Award Agreement or other agreement entered into pursuant hereto shall confer upon any Participant the right to continue in the employ of the Company or to be entitled to any remuneration or benefits not set forth in the 2009 MIP or such Award Agreement or other agreement or to interfere with or limit in any way the right of the Company to terminate such Participant's employment.

(d) Withholding Taxes. The Company shall have the right to withhold the amount of any taxes that the Company may be required to withhold before delivery of payment of an Award to the Participant or other person entitled to such payment, or to make such other arrangements for the withholding of taxes that the Company deems satisfactory.

(e) Amendment, Termination and Duration of the 2009 MIP. The Board or the Committee may at any time, and from time to time alter, amend, suspend, or terminate the 2009 MIP in whole or in part; provided that no amendment that requires shareholder approval in order for the 2009 MIP to continue to comply with Code Section 162(m) shall be effective unless the same shall be approved by the requisite vote of the shareholders of the Company. Notwithstanding the foregoing, no amendment shall affect adversely any of the rights of any Participant, without such Participant's consent, under any Award theretofore granted under the 2009 MIP. The 2009 MIP shall terminate at the completion of the Performance Period that ends in 2013; provided that all payments with respect to Awards previously granted under the 2009 MIP shall be paid out pursuant to the terms of the 2009 MIP.

(f) Change in Control. Notwithstanding any other provision of the 2009 MIP to the contrary, if, while any Awards remain outstanding under the 2009 MIP, a "Change in Control" of Aflac (as defined in this Section 6(f)) shall occur, the Performance Period outstanding at the time of such Change in Control shall be deemed to have been completed, the maximum level of performance set forth under the respective Performance Goals shall be deemed to have been attained and a pro rata portion (based on the number of full and partial months that have elapsed with respect to each Performance Period) of each outstanding Award granted to each Participant for the outstanding Performance Period shall become payable in cash to each Participant.

For purposes of this paragraph 6(f), a Change in Control of Aflac shall occur upon the happening of the earliest to occur of the following:

(i) any "person," as such term is used in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) of the Exchange Act (other than (1) Aflac, or any of its subsidiaries, (2) any trustee or other fiduciary holding securities under a benefit plan of Aflac or any of its subsidiaries, (3) any underwriter temporarily holding securities pursuant to an offering of such securities, or (4) any corporation owned, directly or indirectly, by the shareholders of Aflac in substantially the same proportions as their ownership of Stock), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such person any securities acquired directly from the Company or its Affiliates) representing thirty percent (30%) or more of the combined voting power of Aflac's then outstanding voting securities;

(ii) during any period of not more than two consecutive years, individuals who, at the beginning of such period constitute the Board, and any new director (other than an individual whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of Aflac) whose election by the Board or nomination for election by Aflac's shareholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof;

(iii) there is consummated a merger or consolidation of Aflac or any direct or indirect subsidiary of Aflac with any other corporation, other than (A) a merger or consolidation which would result in the voting securities of Aflac outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or parent entity), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of Aflac, at least seventy-five percent (75%) of the combined voting power of the voting securities of Aflac or such surviving entity outstanding immediately after such merger or consolidation or (B) a merger or consolidation effected to implement a recapitalization of Aflac (or similar transaction) in which no "person" (as hereinabove defined), directly or indirectly, acquires more than fifty percent (50%) of the combined voting power of Aflac's then outstanding securities (not including any securities acquired directly from Aflac or its Affiliates); or

(iv) the shareholders of Aflac approve a plan of complete liquidation or dissolution of Aflac or there is consummated an agreement for the sale or disposition by Aflac of all or substantially all of Aflac's assets (or any transaction having a similar effect), other than a sale or disposition by Aflac of all or substantially all of Aflac's assets to an entity, at least 75% of the combined voting power of the voting securities of which are owned by shareholders of Aflac in substantially the same proportions as their ownership of Aflac immediately prior to such sale.

(g) Participant Rights. No Participant shall have any claim to be granted any Award under the 2009 MIP, and there is no obligation for uniformity of treatment for Participants. Awards under the 2009 MIP shall be subject to any applicable policies of Aflac, including without limitation any policies relating to the recoupment of compensation upon a restatement of financial results.

(h) Unfunded Status of Awards. The 2009 MIP is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the 2009 MIP or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company.

(i) Governing Laws. The 2009 MIP and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Georgia without giving effect to the conflict of laws principles thereof.

(j) Effective Date. The 2009 MIP shall take effect upon its adoption by the Board; provided that the 2009 MIP shall be subject to the requisite approval of the shareholders of the Company in order to comply with Section 162(m) of the Code. In the absence of such approval, the 2009 MIP (and any Awards made pursuant to the 2009 MIP with respect to the 2009 fiscal year or thereafter) shall be null and void.

(k) Beneficiary. A Participant may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Participant, the executor or administrator of the Participant's estate shall be deemed to be the grantee's beneficiary.

(l) Interpretation. The 2009 MIP is designed and intended to comply, to the extent applicable, with Sections 162(m) and 409A of the Code, and all provisions hereof shall be construed in a manner to so comply.

One of these things is not like the other.



What does a duck have in common with an orangutan or a goat? Not much, and that's the point of our newer commercials. They show how the Aflac Duck is a whole different animal! As we continue to enjoy strong brand awareness, our commercials aim to maintain recognition and build on consumers' understanding of exactly how Aflac policies work and are relevant to their lives.

Our commercials are also aimed at differentiating Aflac from other companies to show that ***"There's Only One Aflac."*** Aflac policies help fill the gaps other insurance can create. In a recent commercial, we contrast Aflac to the competition, represented by the orangutan depicted on the cover, by emphasizing the customer-driven benefits our products offer.

There's Only One Aflac

When an unexpected medical event strikes, copayments, deductibles and other expenses often loom close behind, adding financial stress to an already difficult situation. Everyday expenses like rent, mortgage payments and car payments compound the problem, especially if the sickness or injury results in missed work. For more than 52 years, our products have helped policyholders following a life-interrupting medical event. Aflac insurance products help protect the entire family against financial hardship by quickly paying cash directly to the policyholder.

We have tens of thousands of sales associates and employees who provide service to our customers so they can focus on what's most important – recovery – without the added stress of worrying about finances. This gives our policyholders a chance to resume life where they left off. Aflac's insurance products provide protection to more than 40 million people worldwide. We maintained the distinction of being the number one provider of guaranteed-renewable insurance in the United States and the number one insurance company in terms of individual policies in force in Japan, leaving no doubt that "There's Only One Aflac."

Aflac is rated AA by both Standard & Poor's and Fitch Ratings and Aa2 (Excellent) by Moody's for financial strength. A.M. Best rates Aflac as A+ (Superior) for financial strength and operating performance. Among many accolades, Aflac has been included in *Fortune* magazine's listing of America's Most Admired Companies for seven consecutive years as well as *Fortune* magazine's list of the 100 Best Companies to Work For in America for ten consecutive years. Aflac Incorporated is a Fortune 500 company listed on the New York Stock Exchange under the symbol AFL.



Table of Contents

Financial Highlights

Aflac Incorporated and Subsidiaries

	2007	2006	2005	% Change 2007 – 2006
For the Year:				
(In millions)				
Total revenues	**$ 15,393**	$ 14,616	$ 14,363	5.3%
Pretax earnings	**2,499**	2,264	2,226	10.4
Net earnings	**1,634**	1,483	1,483	10.2
At Year-end:				
(In millions)				
Total investments and cash	**$ 57,056**	$ 51,972	$ 48,989	9.8%
Total assets	**65,805**	59,805	56,361	10.0
Shareholders' equity	**8,795**	8,341	7,927	5.4
Per Common Share:				
Net earnings (basic)	**$ 3.35**	$ 2.99	$ 2.96	12.0%
Net earnings (diluted)	**3.31**	2.95	2.92	12.2
Shareholders' equity	**18.08**	16.93	15.89	6.8
Cash dividends paid	**.80**	.55	.44	45.5
Supplemental Data:				
Number of common shares outstanding	**486,529,962**	492,549,966	498,893,553	
Number of registered common shareholders	**80,062**	82,647	80,808	
Number of full-time employees	**8,358**	7,704	7,263	



$.80
.55
.44
.38
.30
.23
.193
.167
.147
.128
98 99 00 01 02 03 04 05 06 07

Annual Cash Dividends Paid Per Share

Aflac has increased its annual dividend for 25 consecutive years. Total cash dividends paid in 2007 were 45.5% higher than in 2006.

Message from Management

Daniel P. Amos,
Chairman and CEO



There's Only One Aflac

Every day we are open for business, we are reminded that one thing has not changed since our founding in 1955: Families and individuals desire the best health care available and protection from financial hardship. Now more than ever, we believe consumers are realizing they may not be able to do that on their own. In a complex health care environment that has produced incredible medical advancements – and incredible costs – it's more important than ever to have a partner. With Aflac's inventive approach to offering relevant products at affordable prices, we believe we are that partner.

We entered 2007 with the same unwavering commitment to serve all of our customer groups as we have in the past. That focus allowed us to maintain our leadership in the Japanese and U.S. markets and produce another year of great performance.

Like years past, our success resulted from executing on a time-tested, straightforward strategy. First, we offer innovative products that meet consumers' needs by sharing the burden of increasing health care costs. Second, we enhance our distribution capabilities to deliver those products to consumers. This approach has created a lengthy record of success, suggesting once again, "There's Only One Aflac."

Aflac Incorporated 2007 Results

Aflac generated solid financial performance throughout the year. Despite a weaker yen to the dollar in 2007, total revenues rose 5.3% to $15.4 billion. Net earnings were $1.6 billion, or $3.31 per diluted share, compared with $1.5 billion, or $2.95 per share, in 2006. And for the 18th consecutive year, we attained the primary financial objective we use internally to assess the growth of our business – the growth of net earnings per diluted share, excluding items that are inherently unpredictable. We believe this objective is the most meaningful gauge of our management and business performance. We also believe it is the primary driver of our number one priority, and that is creating value for you, our shareholders.

In addition to strong earnings growth, we drive shareholder value by deploying excess capital through cash dividend payments and our share repurchase program. In 2007, we raised the dividend twice. As a result, cash dividends paid per share in 2007 were 45.5% higher than in 2006. We expect to increase cash dividends at a rate faster than earnings growth going forward. Repurchasing Aflac shares has also been an effective means for enhancing our per-share earnings growth. We repurchased 11.1 million shares in 2007, bringing the total number of shares we have acquired since 1994 to more than 208 million.

'lac Japan – Achieving Targets a Challenging Environment

'ter a disappointing year for Aflac Japan's les in 2006, our primary focus was to turn ound sales momentum in 2007. We knew would be a challenge in a market that is owded with competing medical products. : the same time, consumer skepticism of e insurance industry lingered due to the ghly publicized revelations of claims pay-ent errors among life insurers. Along with ich member of the life insurance industry, 'lac was required by Japan's Financial ervices Agency (FSA) to conduct a self-view of claims to identify any claims nderpayments over the last five years. We ok this task very seriously, and conducted extremely thorough and timely review. ur claims error rate was very low, and as a sult, we believe Aflac's solid reputation r honoring its contracts in Japan is intact. though the FSA still needs to close its files this issue, we are hopeful that the cloud over the insurance industry is lifting now that the industry's claims review has been completed.

Against this challenging backdrop, we felt our continued commitment to field force training and new product introductions was crucial to generating positive sales growth as the year progressed. From a training perspective, we continued to focus our efforts on improving face-to-face consultative sales techniques, which we believe is especially important in the competitive Japanese insurance market. We also launched new products late in the year, which produced positive results. In August, we introduced Gentle EVER, a nonstandard, stand-alone medical product. In September, we began rolling out Cancer Forte, the first major revision to our cancer insurance product since 2001. Both were well-received by consumers and sales agencies, and we believe these new products will benefit Aflac Japan sales in 2008 as well.

We were also very encouraged by new distribution opportunities that we believe will benefit Aflac Japan in the long run. In December, the bank channel was opened for over-the-counter sales of additional insurance products, including those sold by Aflac. By the end of January 2008, our products were available at 3,300 branches of 41 banks, and we expect those numbers to grow in 2008. In addition, Aflac was selected by the Japan Post Network Co. to be the provider of cancer insurance for sale through post offices located throughout the country. We believe these new channels will greatly enhance our distribution network in Japan.

We expect to carry our momentum into 2008 and firmly believe Aflac Japan still possesses the core competitive strengths that have positioned us as the number one seller of both cancer life and stand-alone medical insurance and as the largest insurer



$3.31
2.92
2.95
2.45
1.49
1.47
1.26
1.22
1.04
.88
98
99
00
01
02
03
04
05
06
07
Net Earnings Per Diluted Share
Internal Performance Measure

Net Earnings Per Diluted Share

Net earnings benefited from record operating results, although realized investment gains were lower than in 2006. Based on the internal financial measure we use to assess management's performance, which excludes items that are either outside management's control or inherently unpredictable, we achieved our primary financial target in 2007.

Amounts in 2001 through 2004 have been adjusted to reflect adoption of SFAS 123R on January 1, 2005.

in Japan in terms of individual policies in force. We also believe the need for our products, combined with our strong brand, enormous scale, efficient operations, relevant products, broadening distribution and dedicated customer service, will continue to set Aflac apart and position us for future success.

Aflac U.S. – Sustaining Momentum

Over the last several years, we have greatly enhanced our U.S. operations. We have better positioned Aflac with a very strong brand and an advertising message that effectively conveys how our products are there to help consumers. We have also made extensive changes to our sales management infrastructure, and to our recruiting and training. I believe our record sales results in 2007 suggest we made the right changes at the right time.

One of our greatest strengths in the U.S. market is a large and growing sales force. We recruited a significant number of new sales associates in 2007, from which we have the ability to grow our producer base. And we believe focusing on increasing the number of associates who produce business regularly is critical to our future growth. I am convinced that the growth in producing sales associates is benefiting from our renewed commitment to quality training programs for every level of our sales team, from new associates to seasoned sales management.

Remaining in step with a rapidly changing health care environment is also a priority that benefits our customers and our sales associates. In August 2007, we introduced our newest cancer insurance product called Maximum Difference[SM]. This new cancer indemnity product offers customized plans, and more important, new benefits that cover new medical technologies in cancer prevention, diagnostics and treatment.

To complement our branding message over the last three years, the Aflac Duck let consumers know that "There's Only On Aflac" in three new commercials in 2007. Though always designed to be entertaining, our commercials also try to clarify to employers and employees alike specifically how Aflac insurance works. We believe our message is getting through to consumers ar employers, who recognize the Aflac brand and have come to know how Aflac can help

We expect the need for Aflac insurance and consumer understanding of that need to increase. Every year, our grasp of the U. market improves, and I am more and mor convinced that our efforts to prepare for sustained growth are taking us in the right direction. We've expanded our sales management infrastructure and



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Total Revenues
(In billions)

Despite the weaker yen, total revenues rose 5.3% to $15.4 billion in 2007, benefiting from solid growth in premium income and net investment income.

Japan U.S.

rengthened our distribution system by oviding better training at all levels, which s resulted in better capabilities and higher orale. We've created new products and ntinued to reiterate our clarifying brand essage. We're using technology to verage our resources and better respond our agents' and customers' needs. And e believe we will continue to develop new ys to further tap into the vast potential the U.S. market.

Pioneering Event – "Say-on-Pay"

e pride ourselves on incorporating ethics d transparency in everything we do – om products to claims payments and ancial disclosures and compensation. It is r firm belief in the appropriateness of lac's compensation approach that led us be the first company in the United States give shareholders a "Say-on-Pay" visory vote on compensation, which will cur in 2008. From the top executive officers to all officers, managers, employees, and particularly our sales force, we incorporate performance-based compensation throughout our organization. But ultimately, our decision to take this historic step boiled down to one issue: Every member of Aflac's Board of Directors believes that our shareholders should have the right to know how executive compensation works at our company and a means for providing input on pay.

Our Pledge – A Commitment to Providing Value to All of Aflac's Constituents

Aflac is fortunate because our success has allowed us to enrich the lives of everyone with whom we do business, while producing five decades of steady, profitable growth. Although there are some profound differences in the health care markets in the United States and Japan, many people would be surprised to know that there are also many similarities. With ever rising out-of-pocket expenses for health care in both markets, they are well-suited to the products we offer. Within each market, millions of everyday, hardworking people count on the benefits Aflac products can offer when a life-changing event suddenly transforms them from a policyholder into a claimant.

We are privileged to be stewards of the trust and resources you, our owners, place in Aflac every day, and we thank you for your support. In addition to our shareholders, our family extends to millions of policyholders, claimants, sales associates and employees, all of whom seem to have come to one conclusion: "There's Only One Aflac."

Daniel P. Amos
Chairman and
Chief Executive Officer



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U.S.

Total Assets
(In billions)

Aflac's total assets reached $65.8 billion, reflecting solid growth in investments and cash, and a stronger yen/dollar exchange rate at the end of the year.

A Conversation with Dan Amos

Q ***How would you describe 2007?***

A We hope our shareholders would agree that 2007 was another outstanding year for Aflac. It was a year of accomplishment and achieving objectives. Both branches of our operations produced strong financial results, and Aflac Japan's ability to turn sales around and Aflac U.S.'s ability to build on its strong sales momentum was key to the sales aspect of the year. I am particularly pleased that Aflac produced its 18th year of achieving our target for earnings-per-share growth of at least 15% before the impact of the yen.



Q ***How do you expect the claims payment issue in Japan to impact the industry in general, and more specifically, Aflac?***

A I think the claims payment issue has already had an impact on the industry and I believe it's one of the reasons that the market for medical insurance was weak in late 2006 and 2007. However, the issue has been extensively covered in the press. So consumers already know about what happened, and I don't foresee any more problems on the horizon. In talking with CEOs of other major insurance companies in Japan, they are also addressing the issue with the hope it will recede. Our claims error rate was very low, and as a result, we believe Aflac Japan still has a great reputation for paying claims promptly and fairly.



Q ***How important is it to be a good corporate citizen?***

A It's very important. And performing for shareholders and being a responsible corporate citizen are not mutually exclusive. A company can thrive in the modern business world while still giving back to the community and treating people and the environment with respect. And there is a domino effect. I also believe that by being a strong corporate citizen, you ultimately enhance shareholder value because you have the opportunity to attract higher-quality employees, who in turn make your company that much better. All things being equal, employees, investors, and customers would rather do business with a company that's a good corporate citizen.

Q ***Have the opportunities changed in the U.S. market?***

A I think the opportunity in the U.S. market is only growing as consumers better understand how Aflac products can help them. Add to that the fact tha we have a penetration rate of less than 7% in the United States, and it's easy t conclude there is great potential in thi market. I believe our segment of the insurance industry offers the greatest growth potential, and the United State is still one of the largest insurance markets in the world. Our marketing approach is straightforward and compelling: Aflac provides an affordable layer of coverage so that consumers ca focus on what matters most – recover after a serious illness or accident. And we're always working on ways to get that simple message across to more consumers through new products, effective agents and focused advertising campaigns.



Q ***Why did you adopt Say-on-Pay?***

A We have a responsibility to listen to our shareholders, as they have plac their trust and financial resources in Aflac. After all, they own the compan I believe our shareholders have the rig to know how executive compensatio works, and I further believe we shoul provide a meaningful way for shareholders to give us input on our compensation practices. It's as simple as that. Our shareholders tell us that ve're a very transparent and responsive rganization, and Say-on-Pay is con-stent with that approach. Our board f directors unanimously agreed. And ve are proud to be the first company in ıe United States to adopt a resolution iving shareholders this type of advisory ɔte on compensation.



Q ***How has the current subprime nding crisis impacted Aflac?***

A It hasn't had a significant impact n Aflac because we have not invested irectly in subprime lenders. It has ertainly impacted liquidity of the nancial markets, and without a doubt, ur greatest challenge is unchanged – ıvesting huge cash flows in Japan at easonable rates of return. But I believe our conservative investment pproach and with only 1.9% of our ıvestments rated below investment rade, I think we have one of the rongest portfolios in the industry.

Q ***With much talk about the possibility f an economic downturn, what impact oes the state of the economy have on flac's business?***

A I guess my initial thought on that pic is to look at our business in Japan. Vhen you consider how challenging Japan's economy has been since the early 1990s and then compare that to our growth in Japan during that same time, it's easy to see that our business has been pretty resilient to economic downturns. Similarly, we haven't seen much impact on Aflac U.S. business when the U.S. economy has weakened. I think one reason the economy hasn't impacted us too much in the past is simply due to the nature of the products we sell. Our coverage is much more of a necessity than a luxury. For instance, consumers' disposable income may be lower in a recession, but serious medical events don't go away, which means a family's finances could be at greater risk during a downturn. If our marketing management and sales force can effectively communicate that message, our business should continue to do well regardless of the economy.



Q ***What are the key drivers that would provide an indication as to whether Aflac Japan is turning toward positive sales growth?***

A In the short term, I believe the drivers are on the distribution side of our business. We started seeing better sales momentum in the second half of 2007. For us to achieve our sales objective for Japan in 2008, we need to see continued contributions from our traditional sales channels and success in the new bank channel. In the near term to long term, we need to focus on building the size of our sales force through recruiting and improving their productivity through training. And I'm hopeful that offering our cancer product through Japan Post will help



us drive sales momentum in the years ahead. But we also can't afford to forget the importance of our product line. We believe our products offer great value to Japanese consumers. As the market leader, we have an obligation to be innovative and on top of a changing health care environment and emerging consumer needs.

Q ***When you are not at work, how do you spend your time?***

A I love spending time with my wife, Kathelen, and our family. Kathelen and I value the simple pleasures of hosting and going to lots of family events. I also like to spend time at my farm and enjoy fishing and outdoor sports.

Aflac Japan

Overcoming Obstacles and Meeting Targets

Aflac Japan is no stranger to overcoming challenges, and 2007 was no exception. Following disappointing sales in 2006, our primary task was to turn sales around in 2007 despite a challenging market environment. And like 2006, the market was cluttered with competing medical products. Consumer confidence also remained weak in light of claims payment errors that plagued the life insurance industry. Reflecting this challenging environment, sales declined in the first half of the year. As we expected, sales turned positive in the second half of the year, and we again retained the distinction of being the number one seller of both cancer life and medical insurance policies in Japan. Our persistency was again strong and stable, and our new money investment yields were ahead of target. Most important, our financial performance was consistent with our expectations.

Following are some financial highlights from 2007:

- ***Premium income rose 4.3% to ¥1.1 trillion, compared with ¥1.0 trillion in 2006.***
- ***Total revenues increased 4.9% to ¥1.3 trillion, compared with ¥1.2 trillion a year ago.***
- ***Pretax operating earnings rose 11.8% from ¥192.1 billion in 2006 to ¥214.7 billion in 2007.***

The Impact of the Yen/Dollar Exchange Rate

Aflac Japan collects premiums in yen, pays benefits and expenses in yen and primarily holds yen-denominated assets to support yen-denominated liabilities. With the exception of a limited number of transactions, we do not convert yen into dollars. Therefore, currency changes do not have a material effect on Aflac in economic terms. However, for financial reporting purposes, we are required to translate Aflac Japan's income statement from yen into dollars using an average exchange rate. And since Aflac Japan is responsible for the majority o consolidated revenues and pretax operating earnings, fluctuations in the value of the yer can significantly affect our results as reporte in dollars.

Translating Aflac Japan's results from yen into dollars means that growth rates are magnified in dollar terms when the average yen/dollar exchange rate is stronger than the preceding year. Conversely, growth rates in dollar terms are lower when the yen is weaker to the dollar in comparison with the preceding year. In 2007, the yen averaged 117.93 to the dollar, or 1.4% weaker than the average of 116.31 in 2006, suppressing our reported results in dollar terms.

- ***Premium income rose 3.1% to $9.0 billion, up from $8.8 billion in 2006.***
- ***Total revenues were up 3.7% to $10.9 billion, compared with $10.5 billion in 2006.***
- ***Pretax operating earnings increased 10.2% t $1.8 billion from $1.7 billion in 2006.***



¥140
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Yen/Dollar Exchange Rate
(Closing rates)

The average yen/dollar exchange rate weakened 1.4% in 2007, which modestly suppressed Aflac Japan's growth rates in dollar terms.





Below, three-year-old Daisuke Ajima enjoys a day at the park with his mother, Tomoko Ajima (left), and their Aflac sales agent Mieko Okamoto (right). Although Daisuke is too young to understand exactly how his family's Aflac medical, cancer, and ordinary life products provide financial security and peace of mind for whatever life may bring, he senses the most important thing – his family feels secure. Even his grandparents are covered by Aflac insurance. "There's Only One Aflac" that can provide this kind of peace of mind.

Aflac Japan's Products – There's Only One Number One

Japan has grappled with financing health care for an aging population for many years. Due to the rapidly aging demographic, it is not surprising that consumers have been required to shoulder a larger financial burden for health care. In fact, copayments have tripled over the last 12 years for most of the population, driving consumers to seek private insurance to help bear rising out-of-pocket expenses. Aflac's product line provides a means to fill that need.

We still believe there is a large and underpenetrated market for cancer insurance in Japan, and we are intent on maintaining our leadership position. To that end, we introduced a new product in September 2007 called Cancer Forte. This is the first major revision we've made to our cancer product since we introduced 21st Century Cancer in 2001. Responding to requests for enhanced outpatient coverage for cancer treatment, Cancer Forte pays outpatient benefits for 60 days, compared with 30 days for our old product. It also incorporates two new features that consumers should find attractive. First, if a policyholder is diagnosed with cancer for the first time, we pay that policyholder a survivor annuity from the second year through the fifth year after diagnosis. This is in addition to the traditional upfront first-occurrence benefit. The second new benefit, "Premier Support," arranges for a third party to provide policyholders with counseling and doctor referral services upon their cancer diagnosis.

We believe the need for supplemental medical products is also strong. In February 2002, we launched a stand-alone medical product called EVER. Since that time, we have expanded our suite of EVER product offerings. We further broadened our medic product portfolio in February 2007 with EVER Paid Up, a product that allows policyholders to choose to pay higher premium payments on the front end so they'll be payment-free at either age 60 or 65. And in August 2007, we introduced Gentle EVER, which helps consumers who may have a health condition that would exclude them from purchasing our other EVER products. We determined that there's an attractive and eager market for this type of medical product in Japan and believe Gentle EVER will be an effective means for


POLO

s to extend our reach to new consumers and ırther segment the medical market.

ſlany Distribution Outlets, ɔne Focus

Ve continued to enhance our distribution apabilities in 2007. Our sales network reaches ıany diverse consumer demographics by way f affiliated corporate agencies, independent orporate agencies and individual agencies. In 007, we recruited approximately 3,200 new ales agencies. At the end of the year, Aflac apan was represented by more than 18,400 ales agencies, or more than 100,800 licensed ales associates employed by those agencies.

ı early 2007, we streamlined the structure of ur sales offices to improve interaction with ustomers and associates and to allow more



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Net Investment Income
(In billions)

Despite continued low investment yields in Japan and the weaker yen, net investment income rose 7.5% to a record $2.3 billion.





A horse ranch near the base of Mt. Fuji, about two hours' drive west of Tokyo, provides the perfect setting for members of Aflac Japan's horseback riding club to enjoy the great outdoors during their free time. Kazunori Sumita (front), an Aflac Japan employee of nine years who currently works in Aflac Insurance Services, began riding horses seven years ago and founded Aflac Japan's horseback riding club five years ago. He usually goes riding at least a couple of times per month and prefers riding on a traditional Japanese saddle. Rikimaru, the black horse he's on, means "circle of power" in Japanese. Naoki Yamashina (middle) works in Aflac Japan's System Development Support and has been with Aflac for nine years. He has been riding horses for three years, and thoroughly enjoys taking in all of the different views when he's riding. Amaha, the horse he is riding, means "feather from heaven." Koji Kamiura (back) works in Aflac Insurance Services, and he has been with Aflac for three years. He has been riding for two years, and the horse he's on is named Fujikaze, which means "mountain wind." As he rides through the mountains, he enjoys feeling the wind in his face.

direct and expeditious interaction with our sales force. Our new sales organization allows sales offices to report directly to their territory director without an intermediary.

In addition, we continued to employ New Associates Basic Training, which we launched in November 2006. This six-month training curriculum is primarily aimed at training newly recruited individual sales associates. It combines classroom and field training to improve associates' face-to-face consultation skills. The trainers, who are Aflac Japan field employees, communicate with the trainees regularly to motivate them to succeed. By the end of 2007, we had trained approximately 3,300 newly recruited sales associates through this new program.

Aflac Service Shops also encourage face-to-face sales techniques through convenient locations and knowledgeable sales associates. By the end of 2007, we had 604 Aflac Service Shops throughout Japan. To continue to enhance the level of service we offer, we began an "e-learning" system that is combined with a series of internal seminars aimed at providing a one-year training program to service shops. In addition to individual agencies and independent corporate agencies, affiliated corporate agencies have also seen the benefits and opened service shops. For example, the company that operates Tokyo's subway system has service shops at subway stations, which naturally attract a large number of customers.

We continued to reach consumers through our strategic marketing alliance with Dai-ichi Mutual Life. We believe this alliance has been one of the most successful partnerships in the insurance industry. In 2007, Dai-ichi Life sold nearly 244,000 of our market-leading cancer life policies, retaining its distinction as the number two seller of cancer insurance behind only Aflac.

We also spent 2007 preparing for new distribution opportunities, including sales through banks. While we have sold our products to employees of banks since our entry into Japan in 1974, banks were not permitted to sell third sector products to their customers. That ban was lifted in December 2007, creating a new opportunity for Aflac. We have been preparing for this new sales channel since 2004, and we have many long-term relationships within the banking sector, which leads us to believe we are well-positioned for this new distribution opportunity. By the end of January 2008, we had agreements with 41 banks to market Aflac's products through more than 3,300 branches nationwide.

Another distribution opportunity for Aflac was announced in November 2007 when Japan Post Network Co. selected Aflac Japan as the provider of cancer insurance to be sold through Japan's vast post office network. Japan Post Network Co. operates the 24,000 post offices located throughout Japan, providing a significant opportunity for us to reach new consumers.

Aflac Japan Sales Results

A 2.5% increase in the second half of the year helped Aflac Japan achieve its sales objective, although total new annualized premium sales declined 2.4% for the full year.

	Policies and Riders In Force*	Annualized Premiums In Force**	Total New Annualized Premiums**	Total Number of Agencies
2007	**28,443**	**¥1,125,561**	**¥114,636**	**18,461**
2006	27,334	1,083,127	117,455	18,432
2005	26,014	1,027,762	128,784	17,960
2004	24,477	961,895	122,525	16,410
2003	23,097	900,251	121,170	14,643
2002	21,867	834,424	108,320	12,056
2001	20,802	782,249	91,865	9,839
2000	19,674	740,445	99,755	8,938
1999	18,510	696,622	87,043	8,283
1998	16,963	640,796	75,425	7,010

*In thousands **In millions

raveling all around Yokohama, Japan's second-argest city, is all in a day's work for Teruhisa lakagame. He has worked as an Aflac sales agent for 4 years at the sales agency his father established in 975, the year after Aflac entered Japan. Fifteen sales gents work at the agency, which sells Aflac policies to oth individuals and payroll accounts. Recently, his gency has been using more face-to-face sales echniques to help consumers choose the products nost beneficial to their particular needs. Selling Aflac olicies gives Teruhisa a great sense of satisfaction and ride, particularly when consumers thank him and tell im that their Aflac policies helped provide financial ecurity when they needed it most.



ust like Aflac's advertising in the United States, our dvertising in Japan features the Aflac Duck. As a ales agent, Teruhisa counts on the support of the flac Duck to help open doors and close sales.



Aflac's One and Only Brand Inspires Market Leadership

Along with quality products that deliver value and innovation, our effective advertising helps Aflac stand out in what has become a crowded market. Over the last five years, Aflac Japan has continued to enhance its strong connection with consumers through Aflac Duck commercials, which are just as popular in Japan as they are in the United States. Based on research by CM Databank, the commercials for our EVER product that feature the Aflac Duck have been consistently rated as either the number one or number two commercial in the life and non-life insurance category since June 2003. We believe advertising and branding reinforces consumers' favorable perceptions of Aflac.

Technology – Holding Down Costs While Improving Service

Technology has long been a centerpiece of Aflac Japan's most significant competitive strength – administrative efficiency. Our maintenance expenses per policy in force are significantly lower than every other life insurance company in Japan, bringing quality products to consumers at affordable prices while compensating our sales force with attractive commissions.

Throughout the years, we have undertaken many initiatives to improve our efficiency, including the development and promotion of Aflac Japan's electronic enrollment software and our net billing system. We believe we have also benefited from the 2006 consolidation of three different call centers into the Aflac Contact Center.

We further streamlined the functionality of the Aflac Contact Center in 2007 based on the type of inbound or outbound call to better serve our customers. We are also enabling our sales office employees to spend more time on sales-related business activities by centralizing inquiries from our field force to the associate support center.

Solid Investment Results Reflect a Successful Approach

Our conservative investment approach remains the foundation of our strong balance sheet. We strive to maximize investment income growth while mitigating investment risk. As such, we emphasize liquidity, safety and quality when we invest. We continued to be challenged in Japan to find attractive investment yields when investing our substantial cash flows.



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Total Investments and Cash
(In billions)

Aflac's total investments and cash increased 9.8% to $57.1 billion in 2007.

Japan U.S.

Shigeyuki Goshima, a chef at Izuei, a well-known, traditional restaurant located in the Ikenohashi section of Tokyo, prepares Izuei's best-known specialty dish – eel, or "unagi." Izuei was established more than 280 years ago during the mid-Edo era. Since then, the founding family's special traditions, recipes, and ownership have been passed down nine generations to its current owner. Not only can customers depend upon Izuei to create delicious and traditionally prepared unagi, Izuei's employees can also depend upon their employer to offer the one-and-only Aflac policies through the restaurant's group account. Izuei employs approximately 200 employees at its six different locations in Tokyo, and most employees have signed up for Aflac's cancer life policy. According to th restaurant's owner, people at her restauran seek stability in life, and Aflac products hel provide financial stability while also giving sense of comfort and peace of mind.

Despite that challenge, Aflac's investment portfolio continued to perform well. Some Aflac Japan investment highlights for 2007 follow:

- ***Investments and cash increased 10.6% to $48.5 billion at the end of 2007. In yen, investments and cash were up 6.0%.***
- ***Net investment income increased 6.7% to $1.8 billion. In yen, net investment income rose 8.0%.***
- ***The average yield on new investments was 3.38% in 2007, compared with 3.33% in 2006.***

Aflac Japan's overall credit quality remained high. At the end of 2007, 82.2% of our holdings were rated A or better on an amortized cost basis. Only 1.9% of Aflac Japan's debt securities were rated below investment grade at the end of 2007.

We believe that our conservative investment approach serves our customers and shareholders very well.

Fueling Future Growth

As we frame our strategies for the future, we believe the competitive attributes that have been the impetus behind our market leadership will continue to serve us well. With the demand for our medical products improving in 2007, we are still convinced of the basic need for our products as consumers struggle to keep up with higher out-of-pocket expenses for medical care. To help us reach out to more potential policyholders in the Japanese market, we will:

- ***Enhance our product line** – We will research and develop innovative products and adapt current products to match the evolving needs of Japanese consumers to help them cope with the increasing burden of out-of-pocket health care costs.*
- ***Promote our brand position** – We will capitalize on our market-leading status to attract consumers and distinguish our products while emphasizing the attributes that led us to our number one position.*
- ***Develop our distribution system** – We will focus on enhancing the productivity of our sales force, while also developing the banking and Japan Post channels to better reach new customers.*
- ***Boost operational efficiency** – We will streamline our business processes to increase our core competitive advantage and provide convenience for policyholders and consumers, while investing in new technology.*



Aflac U.S.

Aflac U.S. – Full Steam Ahead

From coast to coast, 2007 was a busy and rewarding year for Aflac U.S. We again enhanced our product portfolio to ensure that we offer consumers needed coverage. We advanced our sales force in terms of size and effectiveness through recruiting and training at every level. We launched new television commercials and print ads that used the Aflac Duck to better communicate how our products help people when they need it most. And finally, we furthered our use of technology to provide convenience for our sales force and customers, which benefited the efficiency of our operations and enhanced customer service. In the process, we produced record new annualized premium sales. New sales of $1.6 billion were 9.5% higher than in 2006, meeting our expectations for the year. Some additional highlights for 2007 follow:

- ***Premium income increased 10.8% to $3.9 billion, up from $3.6 billion in 2006.***
- ***Total revenues were up 10.4% to $4.4 billion, increasing from $4.0 billion in 2006.***
- ***Pretax operating earnings rose 18.3% to $692 million, compared with $585 million in 2006.***

Aflac's Product Perspective – Through Consumers' Eyes

Aflac's ability to develop innovative and valued products comes from our focus on consumer needs. The ultimate goal is to ensure that we are providing the most relevant coverage possible and the best possible value for our customers. This is not a new approach; Aflac products have a long history of providing consumers with help when they need it most at an affordable price. We believe that kind of responsiveness to our customers is central to growing our business.

In August 2007 Aflac introduced its newest cancer product, Maximum Difference. This new cancer indemnity plan responds to and incorporates coverage for medical advances in cancer prevention, diagnostics, treatment, and the many new ways cancer patients may now receive their care. Maximum Difference is a straightforward policy that allows customization of coverage to fit varying needs and budgets.

There's Only One Aflac Sales Team

We believe the changes we made to our sales organization in recent years have proven to be a major impetus behind our sales momentum. We know that a sizeable sales force is key to distributing our products. We recruited more than 24,200 new sales associates in 2007, which resulted in a 4.2% increase in licensed agents at the end of the year. But growing our sales force means far more than just recruiting more people. Over the last two years, we have shifted our focus to growing the number of

Aflac U.S. Sales Results

	Policies In Force*	Annualized Premiums In Force**	Total New Annualized Premiums**	Licensed Sales Associates
2007	**11,116**	**$4,510**	**$1,558**	**71,258**
2006	10,519	4,101	1,423	68,394
2005	9,884	3,711	1,259	63,008
2004	9,341	3,374	1,186	58,992
2003	8,805	3,043	1,128	57,493
2002	8,077	2,674	1,070	53,149
2001	7,031	2,238	919	43,188
2000	6,119	1,861	712	37,509
1999	5,480	1,592	555	30,712
1998	5,056	1,393	482	30,045

*In thousands **In millions

Aflac U.S. total new annualized premium sales rose 9.5% in 2007 to a record $1.6 billion.

Aflac policyholders Vic and Nancy Tomlinson agree firsthand that "There's Only One Aflac." The Tomlinsons have raised their four children in their gracious home in Anderson, South Carolina, for more than two decades. Dr. Tomlinson, a radiation oncologist for over 20 years, has treated thousands of patients battling cancer. He knows that each patient is an individual with a unique story and particular needs, and his patients have come to depend upon the expertise he delivers with empathy and compassion. Throughout all of his years of helping patients, he has heard many of his patients express the same glowing sentiment: Aflac paid their cancer claim quickly and without hassle, which allowed them to focus on recovery without worrying about finances. The Tomlinsons found themselves dealing with the same issues of many of his patients when Nancy was diagnosed with cancer. Thanks to sheer determination, modern medical advances, and the unwavering support of her family, Nancy has won her battle and remains cancer-free. As claimants, during this difficult ordeal, the Tomlinsons found that Aflac paid their claim just as promised.



average weekly producers, which measures producers who make solid, consistent contributions to sales. To that end, we were very encouraged that the number of average weekly producers rose 6.0% to more than 10,900 in 2007.

For Aflac to effectively increase the number of producers, training is critical. We continued to implement the New Associate Training Cycle for our new sales associates, which combines classroom instruction and online learning through *Aflac University®* with field training. The New Associate Training Cycle also includes LEASE training (Larger Earnings by Acquiring Smaller Employers). LEASE training helps new sales associates jumpstart their sales careers with an easily transferable guide for approaching smaller businesses.

In addition to training sales associates, we extended our training of both new and veteran sales force management. Sales associates who exhibit leadership potential are invited to participate in our national Coordinator in Training (CIT) program. The CIT program concentrates on developing potential leaders' skills so they have a better chance to succeed as district sales coordinators, the first level of Aflac's sales force management. For district and regional sales coordinators, we refined and expanded the use of coordinator accreditation programs. And we also began developing an accreditation curriculum that will be rolled out in 2008 for state sales coordinators, our highest level of sales management. Like the accreditation for regional sales coordinators, this new program will emphasize the management of managers. We believe our efforts to increase the size and capability of our field force will translate into a higher proportion of successful producing sales associates in the future.

One Clear Message – Brand Definition

For more than seven years, Aflac commercials have placed our rambunctious feathered friend in situation after hilarious situation, propelling Aflac's consumer awareness to new heights. Thanks to the Aflac Duck, nine out of ten people in the United States know the Aflac name. In 2007, the Aflac Duck was featured in new commercials that focused viewers on how Aflac and its products can help consumers. The Aflac Duck even became part of the NASCAR nation through our sponsorship



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98 99 00 01 02 03 04 05 06 07

Premium Income
(In billions)

Benefiting from strong persistency in Japan and strong sales in the United States, premium income rose 5.4% in 2007.

Japan U.S.

As medical director of the Aflac Cancer Center and Blood Disorders Service of Children's Healthcare of Atlanta, Dr. William G. Woods leads his specialized staff in treating pediatric hematology and oncology patients. Six-year-old Mack Ballard, left, and seven-year-old Jonathan Magee, Jr., share a few laughs with Dr. Woods. For the second year in a row, Child *magazine recognized the Aflac Cancer Center as one of the top five childhood cancer centers in the country in 2007. Since the 1960s, the overall cure rate for childhood cancer has improved from 20% to over 75%. The team at the Aflac Cancer Center knows that one child with cancer is one child too many, and they will continue with their goal of improving the cure rate. But the fight against childhood cancer takes resources. That's why the Aflac family has given more than $40 million since 1995 to fund research, programs and state-of-the-art facilities in a truly nurturing atmosphere.*

of Roush Fenway Racing. Our television ommercials were played more than 10,000 imes throughout 2007, and we ran more han 3,000 Aflac Trivia features during arious sports and news programming.

Ve also continued Aflac SB in 2007, an nitiative designed to build awareness and ngage the small business owner through dvertising, training and support. To ncrease awareness within the small usiness market, we used a combined nedia effort focused around radio spots. Our nationwide radio advertising is leading mall employers to aflacsb.com, a dedicated Veb site for small business. Aflac SB has roduced some very positive results, and ve believe Aflac and its products are a reat fit in the small business market.

Our People, Our Passion – Supporting the Aflac Cancer Center

The Aflac Duck also has a softer side as a symbol of Aflac's dedication to giving back to the community, most notably in the way of fighting pediatric cancer and supporting its research. Since 1995, the Aflac family has given more than $40 million to the Aflac Cancer Center and Blood Disorders Service of Children's Healthcare of Atlanta. Recognized by *Child* magazine as one of the top five childhood cancer centers in the country for the last two years, the Aflac Cancer Center is a national leader among childhood cancer, hematology, and blood and bone marrow transplant programs.

The sale of plush Aflac Ducks also provides ongoing financial resources in the fight against childhood cancer. Since 2000, we have donated proceeds from the sale of nearly 76,000 plush ducks to the Aflac Cancer Center. We also partnered with Macy's department stores for the seventh consecutive holiday season to sell special limited-edition Aflac Holiday Ducks, which has raised approximately $1.9 million for 34 hospitals around the country since the program began. And beginning in 2003, proceeds from the Aflac All-American Baseball Classic, a showcase of some of the nation's best high school athletes, have been donated to children's hospitals and other pediatric cancer research organizations.

Technology Efficiencies – A Virtual Aflac Office Anywhere

As technology improves and sales associates and consumers embrace its usefulness,



Aflac has, and will continue to, streamline transactions for policyholders and sales agents alike. For the last 14 years, SmartApp®, our proprietary, laptop-based enrollment system, has improved our ability to process our strong sales. Our recently enhanced version, called SmartApp Next Generation℠ (SNG), incorporates many advantages over the previous version to further streamline the enrollment process. SNG enabled Aflac to process about 66% of policy applications in 2007 without any human intervention. In 2007, 91% of our applications for coverage were electronically submitted using SNG and other Internet-based programs.

Adoption of our Billing Transformation Program (BTP) initiatives also continued to grow throughout 2007. BTP has delivered technologies that improve internal processing and expanded the self-service options available to our customers, resulting in more efficient and accurate billing, reconciliation and service to our payroll accounts. At year-end, nearly 91,000 payroll accounts, or 23% of our total accounts, were using our Online Services system to reconcile their invoices and submit policy service requests.

To respond to changing communication needs of a growing sales force, we created MobileAflac.com in 2007, a wireless extension of our Web site for agents. MobileAflac.com allows agents to handle various business transactions from remote locations. We also rolled out *AflacAnywhere*℠, a new technology that enables sales associates and coordinators to receive electronic notification on important payroll account and policy information. Expanding service choices for all of our customers, while also improving our internal operating efficiency, will continue to strengthen our service model.

There's Only One Investment Approach for Aflac – Conservative

We have always believed that a conservative investment approach helps ensure that Aflac is well-positioned to fulfill its promises to claimants, policyholders, employees, sales associates and shareholders. Our conservative investing stance also produces a dependable source of investment income that benefits our earnings growth. Some investing highlights from 2007 include:



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Benefits and Claims
(In billions)

Aflac paid or provided for $9.3 billion in benefits for policyholders in 2007.

Japan U.S.

Amber Ruehlman (right) and Vui Nguyen, cake decorators with Busken Bakery, enjoy the creativit their jobs entail. Amber, an Aflac policyholder for more than two years, is particularly thrilled when her creations bring smiles and enjoyment to her customers, and the Aflac Duck is a big fan of her work. When a car accident disrupted her life in April 2007, she found that her Aflac accident polic provided financial relief when she needed it with cash benefits she was able to use at her discretion. She says that her Aflac sales agent filed her claim for her and the process went very smoothly. Knowing that she is covered by an Aflac accident policy gives her peace of mind in the event she nee to use it again in the future. Busken Bakery, a food icon in the greater Cincinnati area, has offered Aflac policies to their 180 employees since 2004. The bakery has been a beloved, family-owned and operated fixture in the Cincinnati area since 1928. Award-winning confections like cookies, bread, coffee cakes, pies and schnecken (a scrumptious sweet and buttery cinnamon raisin roll), combined with a flair for great customer service and innovative advertising with a humorous twist, have earned Busken Bakery a stellar reputation. Busken Bakery's 20 stores in Ohio and Kentucky, and more recently their national distribution through Busken.com, were lovingly developed throughout three generations and bring smiles to those who love sweet treats throughout the region

- ***Reflecting a transfer of $450 million from Aflac U.S. to Aflac Incorporated, investments and cash were $7.4 billion at the end of 2007, down 1.2% from 2006.***
- ***Net investment income rose 7.5%, from $465 million in 2006 to $500 million in 2007.***
- ***The average yield on new investments was 6.44% in 2007, unchanged from 2006.***

Corporate debt securities again accounted for the majority of our U.S. investments in 2007. Based on amortized cost, 74.9% of our holdings were rated A or better at the end of 2007, and only 1.6% were rated below investment grade.

Outlook for Aflac U.S. – Energized to Sustain Growth

As we look ahead in the U.S. market, we believe the need for the types of products Aflac offers is growing along with consumers' appreciation for Aflac's ability to provide timely help when they need it most. We have a large and effective sales force that specializes in distributing products through the worksite. Our more than 402,000 payroll accounts represent less than 7% of the six million small businesses in the United States, which suggests there is a vast, untapped market of potential payroll accounts and customers. We believe Aflac is well-positioned to capitalize on those opportunities. We will:

- ***Refine our product line*** *– We will closely examine consumers' needs and respond with innovative and affordable products and benefits that anticipate and meet those needs.*
- ***Grow and enhance our distribution system*** *– Continued expansion, training, support and leadership are essential at all levels to extend our reach to more consumers.*
- ***Communicate a clear brand message and broadened mediums*** *– We will intensify our connections with employers and their employees by continuing our strong brand recognition while focusing on defining our brand and adding new ways to reach consumers through print and online advertising.*
- ***Improve efficiency, mobility and ultimately productivity through technology*** *– We will continue to upgrade our technology to improve the services we offer our customers and the flexibility we give sales associates while at the same time controlling operating expenses.*



Selected Financial Data

For the Year (In millions, except for share and per-share amounts)	**2007**	2006	2005	2004
Revenues:				
Premiums, principally supplemental health insurance	**$ 12,973**	$ 12,314	$ 11,990	$ 11,302
Net investment income	**2,333**	2,171	2,071	1,957
Realized investment gains (losses)	**28**	79	262	(12)
Gain on sale of broadcast business	**-**	–	–	-
Other income	**59**	52	40	34
Total revenues	**15,393**	14,616	14,363	13,281
Benefits and expenses:				
Benefits and claims	**9,285**	9,016	8,890	8,482
Expenses	**3,609**	3,336	3,247	3,026
Total benefits and expenses	**12,894**	12,352	12,137	11,508
Pretax earnings	**2,499**	2,264	2,226	1,773
Income taxes	**865**	781	743	507
Net earnings	**$ 1,634**	$ 1,483	$ 1,483	$ 1,266
Per-Share and Share Amounts				
Net earnings (basic)	**$ 3.35**	$ 2.99	$ 2.96	$ 2.49
Net earnings (diluted)	**3.31**	2.95	2.92	2.45
Items impacting net earnings per diluted share, net of tax:				
Realized investment gains (losses)	**$ .04**	$ .10	$ .33	$ (.01)
Impact from SFAS 133	**–**	–	(.02)	(.03)
Nonrecurring items	**-**	–	.07	.26
Foreign currency translation*	**(.02)**	(.08)	(.02)	.08
Cash dividends paid	**$ .80**	$ .55	$ .44	$ .38
Shareholders' equity	**18.08**	16.93	15.89	15.04
Common shares used to calculate basic EPS (In thousands)	**487,869**	495,614	500,939	507,333
Common shares used to calculate diluted EPS (In thousands)	**493,971**	501,827	507,704	516,421
At Year-end				
Assets:				
Investments and cash	**$ 57,056**	$ 51,972	$ 48,989	$ 51,955
Other	**8,749**	7,833	7,372	7,371
Total assets	**$ 65,805**	$ 59,805	$ 56,361	$ 59,326
Liabilities and shareholders' equity:				
Policy liabilities	**$ 50,676**	$ 45,440	$ 42,329	$ 43,556
Notes payable	**1,465**	1,426	1,395	1,429
Income taxes	**2,531**	2,462	2,577	2,445
Other liabilities	**2,338**	2,136	2,133	4,320
Shareholders' equity	**8,795**	8,341	7,927	7,576
Total liabilities and shareholders' equity	**$ 65,805**	$ 59,805	$ 56,361	$ 59,326
Supplemental Data				
Stock price range: High	**$ 63.91**	$ 49.40	$ 49.65	$ 42.60
Low	**45.18**	41.63	35.50	33.85
Close	**62.63**	46.00	46.42	39.84
Yen/dollar exchange rate at year-end	**¥ 114.15**	¥ 119.11	¥ 118.07	¥ 104.21
Weighted-average yen/dollar exchange rate for the year	**117.93**	116.31	109.88	108.26

*Translation effect on Aflac Japan segment and Parent Company yen-denominated interest expense
Amounts in 2001 through 2004 have been adjusted for adoption of SFAS 123R on January 1, 2005.

2003	2002	2001	2000	1999	1998	1997
$ 9,921	$ 8,595	$ 8,061	$ 8,222	$ 7,264	$ 5,943	$ 5,874
1,787	1,614	1,550	1,550	1,369	1,138	1,078
(301)	(14)	(31)	(102)	(13)	(2)	(5)
–	–	–	–	–	–	267
40	62	18	33	20	25	37
11,447	10,257	9,598	9,703	8,640	7,104	7,251
7,529	6,589	6,303	6,601	5,885	4,877	4,833
2,720	2,445	2,248	2,090	1,977	1,676	1,553
10,249	9,034	8,551	8,691	7,862	6,553	6,386
1,198	1,223	1,047	1,012	778	551	865
430	438	393	325	207	64	280
$ 768	$ 785	$ 654	$ 687	$ 571	$ 487	$ 585
$ 1.50	$ 1.52	$ 1.25	$ 1.30	$ 1.07	$ .91	$ 1.07
1.47	1.49	1.22	1.26	1.04	.88	1.04
$ (.37)	$ (.03)	$ (.06)	$ (.12)	$ (.01)	$ –	$ –
–	.07	–	–	–	–	–
–	(.05)	–	.18	.05	.10	.38
.06	(.02)	(.07)	.02	.06	(.02)	(.05)
$ .30	$ .23	$ .193	$ .167	$ .147	$ .128	$ .112
13.04	12.43	10.40	8.87	7.28	7.09	6.44
513,220	517,541	525,098	530,607	531,737	532,609	544,220
522,138	528,326	537,383	544,906	550,845	551,745	563,192
$ 44,050	$ 39,147	$ 32,792	$ 32,167	$ 32,024	$ 26,994	$ 22,880
6,914	5,911	5,068	5,064	5,017	4,228	6,590
$ 50,964	$ 45,058	$ 37,860	$ 37,231	$ 37,041	$ 31,222	$ 29,470
$ 39,240	$ 32,726	$ 27,592	$ 28,565	$ 29,604	$ 24,034	$ 19,885
1,409	1,312	1,207	1,079	1,018	596	523
2,187	2,362	2,090	1,894	1,511	1,865	1,827
1,480	2,262	1,545	999	1,040	957	3,805
6,648	6,396	5,426	4,694	3,868	3,770	3,430
$ 50,964	$ 45,058	$ 37,860	$ 37,231	$ 37,041	$ 31,222	$ 29,470
$ 36.91	$ 33.45	$ 36.10	$ 37.47	$ 28.38	$ 22.66	$ 14.47
28.00	23.10	23.00	16.78	19.50	11.35	9.38
36.18	30.12	24.56	36.10	23.60	21.94	12.78
¥ 107.13	¥ 119.90	¥ 131.95	¥ 114.75	¥ 102.40	¥ 115.70	¥ 130.10
115.95	125.15	121.54	107.83	113.96	130.89	121.07

Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" to encourage companies to provide prospective information, so long as those informational statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those included in the forward-looking statements. We desire to take advantage of these provisions. This report contains cautionary statements identifying important factors that could cause actual results to differ materially from those projected herein, and in any other statements made by Company officials in communications with the financial community and contained in documents filed with the Securities and Exchange Commission (SEC). Forward-looking statements are not based on historical information and relate to future operations, strategies, financial results or other developments. Furthermore, forward-looking information is subject to numerous assumptions, risks and uncertainties. In particular, statements containing words such as "expect," "anticipate," "believe," "goal," "objective," "may," "should," "estimate," "intends," "projects," "will," "assumes," "potential," "target" or similar words as well as specific projections of future results, generally qualify as forward-looking. Aflac undertakes no obligation to update such forward-looking statements.

We caution readers that the following factors, in addition to other factors mentioned from time to time, could cause actual results to differ materially from those contemplated by the forward-looking statements:

- legislative and regulatory developments, including changes to health care and health insurance delivery
- assessments for insurance company insolvencies
- competitive conditions in the United States and Japan
- new product development and customer response to new products and new marketing initiatives
- ability to attract and retain qualified sales associates and employees
- ability to repatriate profits from Japan
- changes in U.S. and/or Japanese tax laws or accounting requirements
- credit and other risks associated with Aflac's investment activities
- significant changes in investment yield rates
- fluctuations in foreign currency exchange rates
- deviations in actual experience from pricing and reserving assumptions including, but not limited to, morbidity, mortality, persistency, expenses and investment yields
- level and outcome of litigation
- downgrades in the Company's credit rating
- changes in rating agency policies or practices
- subsidiary's ability to pay dividends to the Parent Company
- ineffectiveness of hedging strategies
- catastrophic events
- general economic conditions in the United States and Japan, including increased uncertainty in the U.S. and international financial markets

COMPANY OVERVIEW

Aflac Incorporated (the Parent Company) and its subsidiaries (collectively, the Company) primarily sell supplemental health and life insurance in the United States and Japan. The Company's insurance business is marketed and administered through American Family Life Assurance Company of Columbus (Aflac), which operates in the United States (Aflac U.S.) and as a branch in Japan (Aflac Japan). Most of Aflac's policies are individually underwritten and marketed through independent agents. Our insurance operations in the United States and our branch in Japan service the two markets for our insurance business.

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to inform the reader about matters affecting the financial condition and results of operations of Aflac Incorporated and its subsidiaries for the three-year period ended December 31, 2007. As a result, the following discussion should be read in conjunction with the related consolidated financial statements and notes.

This MD&A is divided into four primary sections. In the first section, we discuss our critical accounting estimates. We then follow with a discussion of the results of our operations on a consolidated basis and by segment. The third section presents an analysis of our financial condition as well as a discussion of market risks of financial instruments. We conclude by addressing the availability of capital and the sources and uses of cash in the Capital Resources and Liquidity section.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires us to make estimates based on currently available information when recording transactions resulting from business operations. The estimates that we deem to be most critical to an understanding of Aflac's results of operations and financial condition are those related to investments, deferred policy acquisition costs and policy liabilities. The preparation and evaluation of these critical accounting estimates involve the use of various assumptions developed from management's analyses and judgments. The application of these critical accounting estimates determines the values at which 94% of our assets and 84% of our liabilities are reported and thus have a direct effect on net earnings and shareholders' equity. Subsequent experience or use of other assumptions could produce significantly different results.

Investments

Aflac's investments in debt and equity securities include both publicly issued and privately issued securities. For privately issued securities, we receive pricing data from external sources that take into account each security's credit quality and liquidity characteristics. We also routinely review our investments that have experienced declines in fair value to determine if the decline is other than temporary. These reviews are performed with consideration of the facts and circumstances of an issuer in accordance with SEC Staff Accounting Bulletin No. 59, Accounting for Non-Current Marketable Equity Securities; Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities; Financial Accounting Standards Board (FASB) Staff Position 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments and related guidance. The identification of distressed investments, the determination of fair value if not publicly traded, and the assessment of whether a decline is other than temporary involve significant management judgment and require evaluation of factors, including but not limited to:

- percentage decline in value and the length of time during which the decline has occurred
- recoverability of principal and interest
- market conditions
- ability to hold the investment to maturity
- review of the issuer's overall operating performance
- rating agency opinions and actions regarding the issuer's credit standing
- adverse changes in the issuer's availability of production resources, revenue sources and technological conditions
- adverse changes in the issuer's economic, regulatory or political environment

Deferred Policy Acquisition Costs and Policy Liabilities

Aflac's products are generally long-duration fixed-benefit indemnity contracts. As such, those products are accounted for under the requirements of SFAS No. 60, Accounting and Reporting by Insurance Enterprises. We make estimates of certain factors that affect the profitability of our business to match expected policy benefits and deferrable acquisition costs with expected policy premiums. These assumptions include persistency, morbidity, mortality, investment yields and expenses. If actual results match the assumptions used in establishing policy liabilities and the deferral and amortization of acquisition costs, profits will emerge as a level percentage of earned premiums. However, because actual results will vary from the assumptions, profits as a percentage of earned premiums will vary from year to year.

We measure the adequacy of our policy reserves and recoverability of deferred policy acquisition costs (DAC) annually by performing gross premium valuations on our business. Our testing indicates that our insurance liabilities are adequate and that our DAC is recoverable.

Deferred Policy Acquisition Costs

Under the requirements of SFAS No. 60, certain costs of acquiring new business are deferred and amortized over the policy's premium payment period in proportion to anticipated premium income. Future amortization of DAC is based upon our estimates of persistency, interest and future premium revenue generally established at the time of policy issuance. However, the unamortized balance of DAC reflects actual persistency. As presented in the table at the top of the following page, the ratio of unamortized DAC to annualized premiums in force has been relatively stable for Aflac U.S. over the last three years. The ratio of unamortized DAC to annualized premiums in force has shown a slight upward trend for Aflac Japan for the last three years. This trend is a result of a greater proportion of our annualized premiums being under the alternative commission schedule, which pays a higher commission on first-year premiums and lower commissions on renewal premiums. This schedule is very popular with our new agents as it helps them with cash flow for personal and business needs as they build their business. While this has resulted in a higher unamortized DAC balance, the overall cost to the company has been reduced.

Deferred Policy Acquisition Cost Ratios

	Aflac Japan			Aflac U.S.		
(In millions)	**2007**	2006	2005	**2007**	2006	2005
Deferred policy acquisition costs	**$ 4,269**	$ 3,857	$ 3,624	**$ 2,385**	$ 2,168	$ 1,966
Annualized premiums in force	**9,860**	9,094	8,705	**4,510**	4,101	3,711
Deferred policy acquisition costs as a percentage of annualized premiums in force	**43.3%**	42.4%	41.6%	**52.9%**	52.9%	53.0%

Policy Liabilities

The following table provides details of policy liabilities by segment and in total as of December 31.

Policy Liabilities

(In millions)	**2007**	2006
U.S. segment:		
Future policy benefits	**$ 4,958**	$ 4,391
Unpaid policy claims	**856**	816
Other policy liabilities	**165**	158
Total U.S. policy liabilities	**$ 5,979**	$ 5,365
Japan segment:		
Future policy benefits	**$ 40,715**	$ 36,447
Unpaid policy claims	**1,599**	1,574
Other policy liabilities	**2,380**	2,051
Total Japan policy liabilities	**$ 44,694**	$ 40,072
Consolidated:		
Future policy benefits	**$ 45,675**	$ 40,841
Unpaid policy claims	**2,455**	2,390
Other policy liabilities	**2,546**	2,209
Total consolidated policy liabilities	**$ 50,676**	$ 45,440

Our policy liabilities, which are determined in accordance with SFAS No. 60 and Actuarial Standards of Practice, include two primary components: future policy benefits and unpaid policy claims, which accounted for 90% and 5% of total policy liabilities as of December 31, 2007, respectively.

Future policy benefits provide for claims that will occur in the future and are generally calculated as the present value of future expected benefits to be incurred less the present value of future expected net benefit premiums. We calculate future policy benefits based on assumptions of morbidity, mortality, persistency and interest. These assumptions are generally established at the time a policy is issued. The assumptions used in the calculations are closely related to those used in developing the gross premiums for a policy. As required by GAAP, we also include a provision for adverse deviation, which is intended to accommodate adverse fluctuations in actual experience.

Unpaid policy claims include those claims that have been incurred and are in the process of payment as well as an estimate of those claims that have been incurred but have not yet been reported to us. We compute unpaid policy claims on a non-discounted basis using statistical analyses of historical claims payments, adjusted for current trends and changed conditions. We update the assumptions underlying the estimate of unpaid policy claims regularly and incorporate our historical experience as well as other data that provides information regarding our outstanding liability.

Our insurance products provide fixed-benefit amounts per occurrence that are not subject to medical-cost inflation. Furthermore, our business is widely dispersed in both the United States and Japan. This geographic dispersion and the nature of our benefit structure mitigate the risk of a significant unexpected increase in claims payments due to epidemics and events of a catastrophic nature. Claims incurred under Aflac's policies are generally reported and paid in a relatively short time frame. The unpaid claims liability is sensitive to morbidity assumptions, in particular, severity and frequency of claims. Severity is the ultimate size of a claim, and frequency is the number of claims incurred. Our claims experience is primarily related to the demographics of our policyholders.

As a part of our established financial reporting and accounting practices and controls, we perform actuarial reviews of our policyholder liabilities on an ongoing basis and reflect the results of those reviews in our results of operations and financial condition as required by GAAP.

Our fourth quarter 2007 review indicated that we needed to strengthen the liability for two closed blocks of business, primarily due to better-than-expected persistency. In Japan, we strengthened our future policy benefits liability by $18 million for a closed block of dementia policies. In the United States, we strengthened our future policy benefits liability by $8 million for a closed block of small-face-amount life insurance coverage.

Our 2006 analysis of recent cancer claims experience indicated that the overall duration of cancer outpatient treatments had lengthened. Because our reserving methods are designed to fully accrue each cancer outpatient treatment as of the date of initial treatment, we increased our estimate of the Aflac U.S. unpaid policy claims liability by $28 million in December 2006. This change in estimate was reflected in 2006 earnings. If we had been using the new claims factors to produce our claim liability estimates at the end of 2005, the increase for 2006 would have been $9 million.

In 2006, our review also indicated that our policyholder liabilities were fairly stated in the aggregate; however, the components of policyholder liabilities (the unpaid policy claims liability and the future policy benefits liability) needed to be refined. As a result of our review, we took the actions described below.

During the fourth quarter of 2006, we transferred $170 million of the Aflac U.S. unpaid policy claims liability to the future policy benefits liability for our accident/disability, short-term disability, dental and specified health event lines of business.

For the accident/disability line of business, a very small portion of the benefits in one of our policy forms required a future policy benefits liability to be accumulated. This amount was insignificant to our financial position in any year. However, to provide for this obligation, we approximated this liability amount as part of the unpaid policy claims liability. We determined that it was appropriate to modify our calculation method to determine the future policy benefits liability for that benefit separately from our unpaid policy claims liability and to move this liability of $25 million into the future policy benefits liability.

For one of our short-term disability policy forms, we determined that a selection factor assumption that should have applied to the future claim costs was not reflected in the calculation of the future policy benefits liability. We began using the calculation including the selection factor in the fourth quarter of 2006. We use a total liability approach to determine the unpaid policy claims liability for that line of business. For this reason, the underestimated amount of the future policy benefits liability, approximately $50 million, was accounted for in prior periods in the unpaid policy claims liability. As a result, we transferred $50 million from the unpaid policy claims liability into the future policy benefits liability for that line of business.

For our dental and specified health event product lines, both of which are recently introduced product lines with limited actual claims experience, we refined the reserving methodology. For this reason, we had determined our policy liabilities for these two product lines using a total liability approach. This approach utilized expectations of claims costs and impact of underwriting based largely on the product pricing assumptions. As we developed experience on the dental and specified health event product lines, we modified our assumptions as to the impact of underwriting selection. Our experience has shown that the underwriting selection impact is greater than we had anticipated in our original pricing. In addition, for our dental plan, we also modified our assumption of the impact of various benefit waiting periods for that plan to reflect the larger-than-anticipated impact of the waiting periods. Both of these changes in assumptions resulted in 2006 claims being lower than anticipated in the original pricing assumptions for these two products. Thus, our unpaid claims liability was lower than we originally estimated. However, our analysis also showed that the future claim cost curve would be steeper than we originally anticipated. Thus, we expected more future claims than we previously estimated and increased our liability for future policy benefits accordingly. For this reason, in the fourth quarter of 2006, we modified our methodology to use a combination of claim cost expectations and claim completion factors to calculate the unpaid policy claims liability for these two product lines. As a result, the modification in methodology resulted in a transfer from the unpaid policy claims liability of approximately $95 million to the future policy benefits liability.

Also during the fourth quarter of 2006, we transferred $85 million from Aflac Japan's unpaid policy claims liability to its future policy benefits liability. This transfer primarily related to a continued decline in current period claims caused by changes to health care delivery in Japan and had no effect on net earnings. Our 2006 claims review indicated that we have experienced a continued decline in the average number of in-hospital days associated with cancer treatment periods in Japan. We believe the average number of days per hospital visit declined primarily due to changes in financial incentives provided to hospitals by the government-sponsored health care system in Japan to shorten the average hospital stay. However, our claims statistics also indicated that the declines in the average number of days per hospitalization have generally been offset by an increase in the frequency of future hospitalizations associated with the treatment of cancer. As a result, we reflected the increased number of future hospitalizations per claimant in our future policy benefit liability. More hospitalizations per claimant will result in a larger amount of expected future claims and an increase in our liability for future policy benefits. Meanwhile, we are paying less for current period claims, and therefore have a smaller unpaid claims liability.

In computing the estimate of unpaid policy claims, we consider many factors, including the benefits and amounts available under the policy; the volume and demographics of the policies exposed to claims; and internal business practices, such as incurred date assignment and current claim administrative practices. We monitor these conditions closely and make adjustments to the liability as actual experience emerges. Claim levels are generally stable from period to period; however, fluctuations in claim levels may occur. In calculating the unpaid policy claim liability, we do not calculate a range of estimates. The following table shows the expected sensitivity of the unpaid policy claims liability as of December

31, 2007, to changes in severity and frequency of claims. For the years 2005 through 2007, and before the effect of the fourth quarter 2006 adjustments noted above, our assumptions changed on average by approximately 1% in total, and we believe that a variation in assumptions in a range of plus or minus 1% in total is reasonably likely to occur.

Sensitivity of Unpaid Policy Claims Liability

	Total Severity				
(In millions)	Decrease by 2%	Decrease by 1%	Unchanged	Increase by 1%	Increase by 2%
Total Frequency					
Increase by 2%	$ –	$ 16	$ 32	$ 49	$ 66
Increase by 1%	(16)	–	16	33	49
Unchanged	(32)	(16)	–	16	32
Decrease by 1%	(48)	(32)	(16)	–	16
Decrease by 2%	(63)	(48)	(32)	(16)	–

The growth of the future policy benefits liability is the result of the aging of our in-force block of business and the addition of new business. In addition, the growth in 2006 was moderately impacted by the previously discussed transfer of $170 million at Aflac U.S. and $85 million at Aflac Japan from the unpaid policy claims liability to the future policy benefits liability. These two transfers accounted for less than 1% of the increase in the aggregate. The table below reflects the growth of future policy benefits liability for the years ended December 31.

Future Policy Benefits

(In millions of dollars and billions of yen)	2007	2006	2005
Aflac U.S.	$ 4,958	$ 4,391	$ 3,780
Growth rate	12.9%	16.2%	12.7%
Aflac Japan	$ 40,715	$ 36,447	$ 34,071
Growth rate	11.7%	7.0%	(5.4)%
Consolidated	$ 45,675	$ 40,841	$ 37,853
Growth rate	11.8%	7.9%	(3.8)%
Yen/dollar exchange rate (end of period)	114.15	119.11	118.07
Aflac Japan	¥ 4,648	¥ 4,341	¥ 4,023
Growth rate	7.1%	7.9%	7.2%

New Accounting Pronouncements

During the last three years, various accounting standard-setting bodies have been active in soliciting comments and issuing statements, interpretations and exposure drafts. For information on new accounting pronouncements and the impact, if any, on our financial position or results of operations, see Note 1 of the Notes to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

The following table is a presentation of items impacting net earnings and net earnings per diluted share for the years ended December 31.

Items Impacting Net Earnings

	In Millions			Per Diluted Share		
	2007	2006	2005	2007	2006	2005
Net earnings	$1,634	$1,483	$1,483	$3.31	$2.95	$2.92
Items impacting net earnings, net of tax:						
Realized investment gains (losses)	19	51	167	.04	.10	.33
Impact from SFAS 133	2	–	(10)	–	–	(.02)
Release of valuation allowance on deferred tax assets	–	–	34	–	–	.07

Realized Investment Gains and Losses

Our investment strategy is to invest in investment-grade fixed-income securities to provide a reliable stream of investment income, which is one of the drivers of the Company's profitability. We do not purchase securities with the intent of generating capital gains or losses. However, investment gains and losses may be realized as a result of changes in the financial markets and the creditworthiness of specific issuers, tax planning strategies, and/or general portfolio maintenance and rebalancing. The realization of investment gains and losses is independent of the underwriting and administration of our insurance products, which are the principal drivers of our profitability.

In 2007, we realized pretax gains of $28 million (after-tax, $19 million, or $.04 per diluted share) primarily as a result of securities sold or redeemed in the normal course of business. In 2006, we realized pretax gains of $79 million (after-tax, $51 million, or $.10 per diluted share) primarily as a result of bond swaps and the liquidation of equity securities held by Aflac U.S. In 2005, we realized pretax gains of $262 million (after-tax, $167 million, or $.33 per diluted share) primarily as a result of bond swaps. We began our bond-swap program in the second half of 2005 and concluded it in the first half of 2006. These bond swaps took advantage of tax loss carryforwards and also resulted in an improvement in overall portfolio credit quality and investment income.

Impact from SFAS 133

We entered into cross-currency swap agreements to effectively convert our dollar-denominated senior notes, which mature in 2009, into a yen-denominated obligation (see Notes 4 and 7 of the Notes to the Consolidated Financial Statements). The effect of issuing fixed-rate, dollar-denominated debt and swapping it into fixed-rate, yen-denominated debt has the same economic impact on Aflac as if we had issued yen-denominated debt of a like amount. However, the accounting treatment for cross-currency swaps is different from issuing yen-denominated Samurai and Uridashi notes. SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (SFAS 133), requires that the change in the fair value of the interest rate component of the cross-currency swaps, which does not qualify for hedge accounting, be reflected in net earnings. This change in fair value is determined by relative dollar and yen interest rates and has no cash impact on our results of operations. At maturity, the fair value will equal initial contract fair value, and the cumulative impact of gains and losses from the changes in fair value of the interest component will be zero. We have the ability and intent to retain the cross-currency swaps until their maturity. The impact from SFAS 133 includes the change in fair value of the interest rate component of the cross-currency swaps, which does not qualify for hedge accounting, and is included in other income.

We have also issued yen-denominated Samurai and Uridashi notes. We have designated these notes as a hedge of our investment in Aflac Japan. If the value of these yen-denominated notes and the notional amounts of the cross-currency swaps exceed our investment in Aflac Japan, we would be required to recognize the foreign currency effect on the excess, or ineffective portion, in net earnings. The ineffective portion would be included in the impact from SFAS 133. These hedges were effective during the three-year period ended December 31, 2007; therefore, there was no impact on net earnings.

We have entered into interest rate swap agreements related to the ¥20 billion variable interest rate Uridashi notes and have designated the swap agreements as a hedge of the variability of the debt cash flows. The notional amounts and terms of the swaps match the principal amount and terms of the variable interest rate Uridashi notes, and the swaps had no value at inception. SFAS 133 requires that the change in the fair value of the swap contracts be recorded in other comprehensive income so long as the hedge is deemed effective. Any ineffectiveness would be recognized in net earnings (other income) and would be included in the impact from SFAS 133. These hedges were effective during the years ended December 31, 2007 and 2006; therefore, there was no impact on net earnings. See Notes 1, 4 and 7 of the Notes to the Consolidated Financial Statements for additional information.

Nonrecurring Items

We received regulatory approval for a change in the allocation of expenses under the management fee agreement between Aflac and the Parent Company in 2005. This enabled the Parent Company to fully utilize its tax-basis, non-life operating losses and therefore release the valuation allowance on the associated deferred tax assets, resulting in a benefit of $34 million ($.07 per diluted share) in 2005. The tax benefit was included as a reduction to income tax expense in the 2005 consolidated statements of earnings.

Foreign Currency Translation

Aflac Japan's premiums and most of its investment income are received in yen. Claims and expenses are paid in yen, and we primarily purchase yen-denominated assets to support yen-denominated policy liabilities. These and other yen-denominated financial statement items are translated into dollars for financial reporting purposes. We translate Aflac Japan's yen-denominated income statement into dollars using an average exchange rate for the reporting period, and we translate its yen-denominated balance sheet using the exchange rate at the end of the period. However, it is important to distinguish between translating and converting foreign currency. Except for a limited number of transactions, we do not actually convert yen into dollars.

Due to the size of Aflac Japan, where our functional currency is the Japanese yen, fluctuations in the yen/dollar exchange rate can have a significant effect on our reported results. In periods when the yen weakens, translating yen into dollars results in fewer dollars being reported. When the yen strengthens, translating yen into dollars results in more dollars being reported. Consequently, yen weakening has the effect of suppressing current year results in relation to the prior year, while yen strengthening has the effect of magnifying current year results in relation to the prior year. As a result, we view foreign currency translation as a financial reporting issue for Aflac and not an economic event to our Company or shareholders. Because changes in exchange rates distort the growth rates of our operations, management evaluates Aflac's financial performance, excluding the impact of foreign currency translation.

Income Taxes

Our combined U.S. and Japanese effective income tax rate on pretax earnings was 34.6% in 2007, 34.5% in 2006, and 33.4% in 2005. Total income taxes were $865 million in 2007, compared with $781 million in 2006 and $743 million in 2005. Japanese income taxes on Aflac Japan's results account for most of our consolidated income tax expense. Our 2005 income tax rate was lower than normal primarily as a result of the release of the valuation allowance for non-life losses discussed previously. See Note 8 of the Notes to the Consolidated Financial Statements for additional information.

Earnings Guidance

We communicate earnings guidance in this report based on the growth in net earnings per diluted share. However, certain items that cannot be predicted or that are outside of management's control may have a significant impact on actual results. Therefore, our comparison of net earnings includes certain assumptions to reflect the limitations that are inherent in projections of net earnings. In comparing year-over-year results, we exclude the effect of realized investment gains and losses, the impact from SFAS 133 and nonrecurring items. We also assume no impact from foreign currency translation on the Aflac Japan segment and the Parent Company's yen-denominated interest expense for a given year in relation to the prior year.

Subject to the preceding assumptions, our objective for 2007 was to increase net earnings per diluted share by 15% to 16% over 2006. We reported 2007 net earnings per diluted share of $3.31. Adjusting that number for realized investment gains ($.04 per diluted share), the impact from SFAS 133 (nil per diluted share) and foreign currency translation (a loss of $.02 per diluted share), we met our objective for the year.

Our objective for 2008 is to increase net earnings per diluted share by 13% to 15% over 2007, on the basis described above. If we achieve this objective, the following table shows the likely results for 2008 net earnings per diluted share, including the impact of foreign currency translation using various yen/dollar exchange rate scenarios.

2008 Net Earnings Per Share (EPS) Scenarios*

Weighted-Average Yen/Dollar Exchange Rate	Net Earnings Per Diluted Share	% Growth Over 2007	Yen Impact on EPS
105.00	$ 3.92 - 3.98	19.9 - 21.7%	$ .22
110.00	3.83 - 3.89	17.1 - 19.0	.13
115.00	3.75 - 3.81	14.7 - 16.5	.05
117.93**	3.70 - 3.76	13.1 - 15.0	–
120.00	3.67 - 3.73	12.2 - 14.1	(.03)
125.00	3.60 - 3.66	10.1 - 11.9	(.10)

*Excludes realized investment gains/losses, impact from SFAS 133 and nonrecurring items in 2008 and 2007
**Actual 2007 weighted-average exchange rate

INSURANCE OPERATIONS

Aflac's insurance business consists of two segments: Aflac Japan and Aflac U.S. Aflac Japan, which operates as a branch of Aflac, is the principal contributor to consolidated earnings. GAAP financial reporting requires that a company report financial and descriptive information about operating segments in its annual financial statements. Furthermore, we are required to report a measure of segment profit or loss, certain revenue and expense items, and segment assets.

We measure and evaluate our insurance segments' financial performance using operating earnings on a pretax basis. We define segment operating earnings as the profits we derive from our operations before realized investment gains and losses, the impact from SFAS 133, and nonrecurring items. We believe that an analysis of segment pretax operating earnings is vitally important to an understanding of the underlying profitability drivers and trends of our insurance business. Furthermore, because a significant portion of our business is conducted in Japan, we believe it is equally important to understand the impact of translating Japanese yen into U.S. dollars.

We evaluate our sales efforts using new annualized premium sales. Total new annualized premium sales, which include new sales and the incremental increase in premiums due to conversions, represent the premiums that we would collect over a 12-month period, assuming the policies remain in force. For Aflac Japan, total new annualized premium sales are determined by applications written during the reporting period. For Aflac U.S., total new annualized premium sales are determined by applications that are accepted during the reporting period. Premium income, or earned premiums, is a financial performance measure that reflects collected or due premiums that have been earned ratably on policies in force during the reporting period.

AFLAC JAPAN SEGMENT

Aflac Japan Pretax Operating Earnings

Changes in Aflac Japan's pretax operating earnings and profit margins are primarily affected by morbidity, mortality, expenses, persistency and investment yields. The table at the top of the following page presents a summary of operating results for Aflac Japan.

The percentage increases in premium income reflect the growth of premiums in force. The increases in annualized premiums in force in yen of 3.9% in 2007, 5.4% in 2006 and 6.8% in 2005, reflect the high persistency of Aflac Japan's business and the sales of new policies. Annualized premiums in force at December 31, 2007, were ¥1.13 trillion, compared with ¥1.08 trillion in 2006 and ¥1.03 trillion in 2005. Annualized premiums in force, translated into dollars at respective year-end exchange rates, were $9.9 billion in 2007, $9.1 billion in 2006, and $8.7 billion in 2005.

Aflac Japan maintains a portfolio of dollar-denominated and reverse-dual currency securities (yen-denominated debt securities with dollar coupon payments). Dollar-denominated investment income from these assets accounted for approximately 39% of Aflac Japan's investment income in 2007, compared with 37% in 2006 and 32% in 2005. In years when the yen strengthens in relation to the dollar, translating Aflac Japan's dollar-denominated investment income into yen lowers growth rates for net investment income, total operating revenues, and pretax operating earnings in yen terms. In years when the yen weakens, translating dollar-denominated investment income into yen magnifies growth rates for net investment income, total operating revenues, and pretax operating earnings in yen terms. On a constant currency basis, dollar-denominated investment income accounted for approximately 39% of Aflac Japan's investment income during 2007, compared with 36% in 2006 and 32% in 2005. The table to the right illustrates the effect of translating Aflac Japan's dollar-denominated investment income and related items into yen by comparing certain segment results with those that would have been reported had yen/dollar exchange rates remained unchanged from the prior year.

Aflac Japan Summary of Operating Results

(In millions)	**2007**	2006	2005
Premium income	**$ 9,037**	$ 8,762	$ 8,745
Net investment income:			
Yen-denominated investment income	**1,102**	1,064	1,111
Dollar-denominated investment income	**699**	624	524
Net investment income	**1,801**	1,688	1,635
Other income	**27**	25	31
Total operating revenues	**10,865**	10,475	10,411
Benefits and claims	**6,935**	6,847	6,898
Operating expenses:			
Amortization of deferred policy acquisition costs	**318**	285	284
Insurance commissions	**850**	859	892
Insurance and other expenses	**941**	832	822
Total operating expenses	**2,109**	1,976	1,998
Total benefits and expenses	**9,044**	8,823	8,896
Pretax operating earnings*	**$ 1,821**	$ 1,652	$ 1,515
Weighted-average yen/dollar exchange rate	**117.93**	116.31	109.88

	In Dollars			In Yen		
Percentage changes over previous year:	**2007**	2006	2005	**2007**	2006	2005
Premium income	**3.1%**	.2%	4.5%	**4.3%**	5.9%	6.3%
Net investment income	**6.7**	3.2	5.0	**8.0**	9.0	7.0
Total operating revenues	**3.7**	.6	4.7	**4.9**	6.3	6.6
Pretax operating earnings*	**10.2**	9.1	9.9	**11.8**	15.4	11.5

*See Page 30 for our definition of segment operating earnings.

Aflac Japan Percentage Changes Over Prior Year

(Yen Operating Results)

	Including Foreign Currency Changes			Excluding Foreign Currency Changes**		
	2007	2006	2005	**2007**	2006	2005
Net investment income	**8.0%**	9.0%	7.0%	**7.4%**	6.8%	6.3%
Total operating revenues	**4.9**	6.3	6.6	**4.9**	6.0	6.4
Pretax operating earnings*	**11.8**	15.4	11.5	**11.3**	13.3	10.8

*See Page 30 for our definition of segment operating earnings.
**Amounts excluding foreign currency changes on dollar-denominated items were determined using the same yen/dollar exchange rate for the current year as each respective prior year.

The following table presents a summary of operating ratios for Aflac Japan.

Ratios to total revenues in dollars:	**2007**	2006	2005
Benefits and claims	**63.8%**	65.4%	66.2%
Operating expenses:			
Amortization of deferred policy acquisition costs	**2.9**	2.7	2.7
Insurance commissions	**7.8**	8.2	8.6
Insurance and other expenses	**8.7**	7.9	8.0
Total operating expenses	**19.4**	18.8	19.3
Pretax operating earnings*	**16.8**	15.8	14.5

*See Page 30 for our definition of segment operating earnings.

The benefit ratio has declined over the past several years, reflecting the impact of newer products and riders with lower loss ratios. We have also experienced favorable claim trends in our major product lines. We expect the improvement in the benefit ratio to continue as we shift to newer products and riders and benefit from the impact of favorable claim trends. However, this improvement is partially offset by the effect of low investment yields, which impacts our profit margin by reducing the spread between investment yields and required interest on policy reserves (see table and discussion in the Interest Rate Risk section of this MD&A). We expect the operating expense ratio to increase modestly in 2008. Due to improvement in the benefit ratio, the pretax operating profit margin expanded to 16.8% in 2007. We expect continued expansion in the profit margin in 2008.

Aflac Japan Sales

As discussed last year, we expected sales to decline in the first half of 2007 and to be flat to up 4% in the second half. Consistent with our expectations, Aflac Japan's total new annualized premium sales in yen declined 6.9% in the first six months of 2007 but increased 2.5% in the last six months of 2007, resulting in an overall decrease of 2.4% for the full year, compared with 2006. The sales decline primarily reflected industrywide weakness in the market for stand-alone medical insurance as well as continued declines in the sales of Rider MAX and ordinary life products. The following table presents Aflac Japan's total new annualized premium sales for the years ended December 31.

	In Dollars			In Yen		
(In millions of dollars and billions of yen)	**2007**	2006	2005	**2007**	2006	2005
Total new annualized premium sales	**$ 974**	$ 1,010	$ 1,167	**¥ 114.6**	¥ 117.5	¥ 128.8
Percentage change over prior year	**(3.5)%**	(13.5)%	3.0%	**(2.4)%**	(8.8)%	5.1%

The following table details the contributions to total new annualized premium sales by major product for the years ended December 31.

	2007	2006	2005
Medical policies	**33%**	33%	37%
Cancer life	**33**	28	26
Ordinary life	**22**	23	18
Rider MAX	**7**	10	11
Other	**5**	6	8
Total	**100%**	100%	100%

Cancer insurance was our top-selling product category for Aflac Japan in 2007 with sales rising 12.9% over 2006. We expect cancer insurance sales to remain strong in part because of the successful introduction of Cancer Forte, which is the first major revision we have made to our cancer product category in six years. With Cancer Forte, we increased outpatient benefits. In addition to our traditional first-occurrence benefit, this product also pays an annuity to a newly diagnosed patient from the second year through the fifth year following diagnosis. It also assists policyholders with counseling and doctor referral services through a third party upon diagnosis of the disease. Our cancer life policies are also marketed by Dai-ichi Mutual Life and in June 2006, Dai-ichi Life began selling a new cancer product customized for their market. In 2007, Dai-ichi Life sold nearly 244,000 of our market-leading cancer life policies, enabling Dai-ichi Life to retain its distinction as the number two seller of cancer insurance behind only Aflac Japan. We are convinced that the affordable cancer products Aflac Japan provides will continue to be an important part of our product portfolio.

Medical sales decreased 3.8% in 2007. However, as the year progressed, medical sales improved, primarily resulting from the success of Gentle EVER, our new nonstandard medical product that was introduced in August 2007. With continued cost pressure on Japan's health care system, we expect the need for medical products will continue to rise in the future and we remain encouraged about the outlook for the medical insurance market. Although the market is very competitive, Aflac Japan remained the number one seller of stand-alone medical insurance in Japan in 2007. We believe that our number one position benefits us in the marketplace. As a result, we continue to believe that the medical category will be an important part of our product portfolio.

We believe that there is still a strong need for our products in Japan. Our objective is to increase sales 3% to 7% in 2008, including contributions from our new distribution channels which we expect to gradually increase throughout the year (see the Japanese Regulatory Environment section of this MD&A for further discussion regarding these distribution channels).

Aflac Japan Investments

Growth of investment income in yen is affected by available cash flow from operations, timing of and yields on new investments, and the effect of yen/dollar exchange rates on dollar-denominated investment income. Aflac Japan has invested in privately issued securities to secure higher yields than Japanese government or other public corporate bonds would have provided, while still adhering to prudent standards for credit quality. All of our privately issued securities are rated investment grade at the time of purchase. These securities are generally issued with standard documentation for medium-term note programs and have appropriate covenants.

The following table presents the results of Aflac Japan's investment activities for the years ended December 31.

	2007	2006	2005
New money yield - yen only	**3.05%**	3.10%	2.95%
New money yield - blended	**3.38**	3.33	3.19
Return on average invested assets, net of investment expenses	**4.06**	4.11	4.14

At December 31, 2007, the yield on Aflac Japan's investment portfolio, including dollar-denominated investments, was 4.02%, compared with 4.14% a year ago. See the Investments and Cash section of this MD&A for additional information.

Japanese Economy

The Bank of Japan's January 2008 Monthly Report of Recent Economic & Financial Developments stated that Japan's economy is expanding moderately. Private consumption has been steady, while household income has increased moderately. Business investment in plant and equipment has continued to trend upward against the background of high corporate profits. However, mainly due to the drop in housing investment, the pace of growth for Japan's economy has been slowing. Housing investment is expected to recover gradually, and business investment in plant and equipment and private consumption are likely to increase due to high corporate profits and the moderate rise in household income. However, public investment is projected to be on a downtrend. The report projected that Japan's economy is expected to continue expanding moderately, however at a slow pace. We believe that although the Japanese economy has been growing in recent years, the ability to sustain such expansion remains uncertain.

Japan's system of compulsory public health care insurance provides medical coverage to every Japanese citizen. These public medical expenditures are covered by a combination of premiums paid by insureds and their employers, taxes and copayments from the people who receive medical service. However, given Japan's aging population, the resources available to these publicly funded social insurance programs have come under increasing pressure. As a result, copayments and other out-of-pocket expenses have been rising and affecting more people. We believe higher out-of-pocket expenses will lead consumers to purchase more supplemental medical insurance. Many insurance companies have recognized the opportunities for selling supplemental medical insurance in Japan and have launched new products in recent years. However, we believe our favorable cost structure compared with other insurers makes us a very effective competitor. In addition, we believe our brand, customer service and financial strength also benefit our market position.

Japanese Regulatory Environment

Japan's Financial Services Agency (FSA) adopted new mortality tables for reserving newly underwritten policies effective April 2007. These new tables reflect recent improvements in survival rates in Japan and have generally resulted in a decrease in policy premiums for death benefit products and an increase in premium rates for third sector (health) products and annuities. We reflected the impact of the new mortality table in our product pricing for the first sector (life) products effective April 2007. For the third sector, the revised tables were reflected in our product pricing effective September 2007.

Additionally, the FSA has implemented a new rule for third sector product reserving. The new reserving rule was effective April 1, 2007. Under the new rule, we are required to conduct stress testing of our reserves using a prescribed method that incorporates actual morbidity. The results of the tests and their relation to our reserves determine whether reserve strengthening is required. This new reserve requirement will not impact our GAAP financial statements, and we currently estimate that adoption of this requirement will not have a material impact on our 2007 FSA-based financial statements or on our product pricing.

At the end of 2006, Aflac Japan, along with the entire life insurance industry, began a review of the last five years of paid claims to determine if those claims were paid fully and accurately. In April 2007, Aflac Japan reported the findings of its review to the FSA. In October 2007, the insurance industry updated its data for underpaid claims. The updated data for the industry included an increase in the number of cases and yen amount of underpayment compared to the data that was first reported in April, primarily a result of a type of underpayment where companies did not notify policyholders of their potential eligibility for additional benefit payments, which the policyholders did not claim in their original claim filings. Our initial estimate for that type of underpayment was fairly accurate and the number of cases was very small. In the fourth quarter we reported 26,700 cases of delayed interest payments on cash surrender values, which on average was ¥75 per case (approximately $.66 per case using the December 31, 2007, period-end exchange rate). In total for the five-year period, we reported ¥1.9 billion (approximately $16.8 million using the December 31, 2007, period-end exchange rate) of underpaid claims in April, and we revised the amount to ¥2.1 billion (approximately $18.4 million using the December 31, 2007, period-end exchange rate) in October. We are using this review to identify process changes that will help ensure that payment errors such as these are not repeated. The financial impact of paying the claims that were in error was immaterial to our operations and has been provided for in our 2007 and 2006 financial statements as applicable.

We expect that our distribution system will continue to evolve in Japan. Regulatory changes that took effect in December 2007 enable banks to sell our products to their customers. We believe that it will take time for momentum to build in the bank channel for selling third sector products. However, our strong brand as the leading seller of cancer and medical insurance products in Japan and our extensive, long-standing relationships with more than 60% of Japan's banks place us in a strong position to sell through this new channel. By the end of January 2008, we had agreements with 41 banks to market Aflac's products through more than 3,300 branches nationwide.

In October 2005, legislation aimed at privatizing Japan's postal system (Japan Post) was enacted into law. The privatization laws split Japan Post into four entities that began operating in October 2007. The four entities are Japan Post Service Co., Ltd.; Japan Post Network Co., Ltd.; Japan Post Bank Co., Ltd.; and Japan Post Insurance Co., Ltd. In November 2007, Japan Post Network Co. selected Aflac Japan as its provider of cancer insurance to be sold through Japan's vast post office network. Japan Post Network Co. operates the 24,000 post offices located throughout Japan, providing a significant opportunity for us to reach new consumers.

AFLAC U.S. SEGMENT

Aflac U.S. Pretax Operating Earnings

Changes in Aflac U.S. pretax operating earnings and profit margins are primarily affected by morbidity, mortality, expenses, persistency and investment yields. The table at the top of this page presents a summary of operating results for Aflac U.S.

Aflac U.S. Summary of Operating Results

(In millions)	**2007**	2006	2005
Premium income	**$ 3,936**	$ 3,552	$ 3,245
Net investment income	**500**	465	421
Other income	**10**	10	10
Total operating revenues	**4,446**	4,027	3,676
Benefits and claims	**2,350**	2,169	1,991
Operating expenses:			
Amortization of deferred policy acquisition costs	**323**	290	258
Insurance commissions	**481**	444	410
Insurance and other expenses	**600**	539	492
Total operating expenses	**1,404**	1,273	1,160
Total benefits and expenses	**3,754**	3,442	3,151
Pretax operating earnings*	**$ 692**	$ 585	$ 525
Percentage changes over previous year:			
Premium income	**10.8%**	9.5%	10.6%
Net investment income	**7.5**	10.4	6.5
Total operating revenues	**10.4**	9.5	10.0
Pretax operating earnings*	**18.3**	11.4	5.6

*See Page 30 for our definition of segment operating earnings.

The percentage increases in premium income reflect the growth of premiums in force. The increases in annualized premiums in force of 10.0% in 2007, 10.5% in 2006, and 10.0% in 2005 were favorably affected by increased sales at the worksite primarily through cafeteria plans and a slight improvement in the persistency of several products. Annualized premiums in force at December 31 were $4.5 billion in 2007, compared with $4.1 billion in 2006 and $3.7 billion in 2005. Net investment income is expected to be flat for 2008 compared with 2007 due to the transfer of approximately $450 million to the Parent Company from Aflac U.S. to support the expected increase in share repurchases in 2008.

The following table presents a summary of operating ratios for Aflac U.S.

Ratios to total revenues:	**2007**	2006	2005
Benefits and claims	**52.9%**	53.9%	54.2%
Operating expenses:			
Amortization of deferred policy acquisition costs	**7.3**	7.2	7.0
Insurance commissions	**10.8**	11.0	11.2
Insurance and other expenses	**13.4**	13.4	13.3
Total operating expenses	**31.5**	31.6	31.5
Pretax operating earnings*	**15.6**	14.5	14.3

*See Page 30 for our definition of segment operating earnings.

After several years of trending upward, the benefit ratio declined in 2007 and 2006, primarily reflecting favorable claim cost trends on our major product lines. We expect the benefit ratio, operating expense ratio, and pretax operating profit margin to remain relatively stable in 2008.

Aflac U.S. Sales

For 2007, total new annualized premium sales increased 9.5%, which was at the upper end of our objective of 6% to 10% growth for the year. An administrative change in the timing of agents' production credit for delay-bill policy conversions accelerated approximately $8 million of conversion premiums from the first quarter of 2008 to the fourth quarter of 2007. Excluding the impact of the change in conversion processing, total new annualized premium sales were up 8.9% for 2007. The following table presents Aflac's U.S. total new annualized premium sales for the years ended December 31.

(In millions)	**2007**	2006	2005
Total new annualized premium sales	**$ 1,558**	$ 1,423	$ 1,259
Increase over prior year	**9.5%**	13.1%	6.1%

Our objective for 2008 is to increase total new annualized premium sales by 8% to 12%.

The following table details the contributions to total new annualized premium sales by major product category for the years ended December 31.

	2007	2006	2005
Accident/disability coverage	**51%**	52%	51%
Cancer expense insurance	**18**	17	19
Hospital indemnity products	**14**	12	11
Fixed-benefit dental coverage	**6**	6	8
Other	**11**	13	11
Total	**100%**	100%	100%

Total new annualized premium sales for accident/disability, our leading product category, increased 7.1% in 2007, while cancer expense insurance increased 11.1% and our hospital indemnity category increased 19.9%, compared with 2006.

One aspect of our growth strategy is the continued enhancement of our product line. In August 2007, Aflac U.S. introduced a new cancer product, Maximum Difference. This new cancer indemnity plan incorporates coverage for medical advances in cancer prevention, diagnostics, treatment and the many new ways cancer patients may now receive their care. Maximum Difference allows customization of coverage to fit varying needs and budgets.

Another aspect of our growth strategy is our focus on growing and improving our U.S. sales force, and we were encouraged to see continued expansion in 2007. We recruited more than 24,200 new sales associates in 2007, resulting in more than 71,200 licensed sales associates at December 31, 2007, a 4.2% increase compared with 2006. Over the last two years, our primary focus has been on increasing the number of average weekly producers, which measures producers who make solid, consistent contributions to sales. On a weekly basis, the average number of U.S. associates actively producing business rose 6.0% to more than 10,900 in 2007. Our focus on average weekly producers as both a reporting and management metric provides for a more active management of our sales associates and allows our sales management to monitor progress and needs on a real-time basis.

Aflac U.S. Investments

The following table presents the results of Aflac's U.S. investment activities.

	2007	2006	2005
New money yield	**6.44%**	6.44%	6.16%
Return on average invested assets, net of investment expenses	**6.79**	6.86	6.54

At December 31, 2007, the portfolio yield on Aflac's U.S. portfolio was 7.00%, compared with 7.15% a year ago. See the Investments and Cash section of this MD&A for additional information.

OTHER OPERATIONS

Corporate operating expenses consist primarily of personnel compensation, benefits and facilities expenses. Corporate expenses, excluding investment income, were $56 million in 2007, $57 million in 2006, and $56 million in 2005. Investment income included in reported corporate expenses was $31 million in 2007, $16 million in 2006, and $14 million in 2005.

ANALYSIS OF FINANCIAL CONDITION

Our financial condition has remained strong in the functional currencies of our operations during the last two years. The yen/dollar exchange rate at the end of each period is used to translate yen-denominated balance sheet items to U.S. dollars for reporting purposes. The exchange rate at December 31, 2007, was ¥114.15 to one dollar, or 4.3% stronger than the December 31, 2006, exchange rate of 119.11. The stronger yen increased reported investments and cash by $1.9 billion, total assets by $2.1 billion, and total liabilities by $2.1 billion, compared with the amounts that would have been reported for 2007 if the exchange rate had remained unchanged from December 31, 2006.

Market Risks of Financial Instruments

Because we invest in fixed-income securities, our financial instruments are exposed primarily to two types of market risks: currency risk and interest rate risk.

Currency Risk

The functional currency of Aflac Japan's insurance operation is the Japanese yen. All of Aflac Japan's premiums, claims and commissions are received or paid in yen, as are most of its investment income and other expenses. Furthermore, most of Aflac Japan's investments, cash and liabilities are yen-denominated. When yen-denominated securities mature or are sold, the proceeds are generally reinvested in yen-denominated securities. Aflac Japan holds these yen-denominated assets to fund its yen-denominated policy obligations. In addition, Aflac Incorporated has yen-denominated notes payable and cross-currency swaps related to its dollar-denominated senior notes.

Although we generally do not convert yen into dollars, we do translate financial statement amounts from yen into dollars for financial reporting purposes. Therefore, reported amounts are affected by foreign currency fluctuations. We report unrealized foreign currency translation gains and losses in other comprehensive income.

On a consolidated basis, we attempt to minimize the exposure of shareholders' equity to foreign currency translation fluctuations. We accomplish this by investing a portion of Aflac Japan's investment portfolio in dollar-denominated securities, by the Parent Company's issuance of yen-denominated debt and by the use of cross-currency swaps (see the Hedging Activities section of this MD&A for additional information). As a result, the effect of currency fluctuations on our net assets is mitigated. The dollar values of our yen-denominated net assets, which are subject to foreign currency translation fluctuations for financial reporting purposes, are summarized as follows (translated at end-of-period exchange rates) for the years ended December 31:

(In millions)	2007	2006
Aflac Japan yen-denominated net assets	**$ 2,415**	$ 2,317
Parent Company yen-denominated net liabilities	**(1,496)**	(1,434)
Consolidated yen-denominated net assets subject to foreign currency translation fluctuations	**$ 919**	$ 883

The following table demonstrates the effect of foreign currency fluctuations by presenting the dollar values of our yen-denominated assets and liabilities, and our consolidated yen-denominated net asset exposure at selected exchange rates as of December 31.

Dollar Value of Yen-Denominated Assets and Liabilities at Selected Exchange Rates

(In millions)		2007			2006	
Yen/dollar exchange rates	**99.15**	**114.15***	**129.15**	104.11	119.11*	134.11
Yen-denominated financial instruments:						
Assets:						
Securities available for sale:						
Fixed maturities	**$ 23,190**	**$ 20,143**	**$ 17,803**	$ 21,712	$ 18,978	$ 16,856
Perpetual debentures	**4,218**	**3,664**	**3,238**	4,246	3,711	3,296
Equity securities	**25**	**22**	**20**	29	25	22
Securities held to maturity:						
Fixed maturities	**19,341**	**16,799**	**14,848**	15,404	13,464	11,958
Perpetual debentures	**4,588**	**3,985**	**3,522**	4,565	3,990	3,544
Cash and cash equivalents	**369**	**321**	**284**	383	335	297
Other financial instruments	**60**	**52**	**46**	32	28	25
Subtotal	**51,791**	**44,986**	**39,761**	46,371	40,531	35,998
Liabilities:						
Notes payable	**1,169**	**1,015**	**898**	1,117	976	868
Cross-currency swaps	**560**	**487**	**430**	534	467	414
Japanese policyholder protection corporation	**174**	**151**	**133**	200	175	155
Subtotal	**1,903**	**1,653**	**1,461**	1,851	1,618	1,437
Net yen-denominated financial instruments	**49,888**	**43,333**	**38,300**	44,520	38,913	34,561
Other yen-denominated assets	**6,310**	**5,480**	**4,844**	5,550	4,852	4,309
Other yen-denominated liabilities	**(55,140)**	**(47,894)**	**(42,331)**	(49,060)	(42,882)	(38,086)
Consolidated yen-denominated net assets subject to foreign currency fluctuation	**$ 1,058**	**$ 919**	**$ 813**	$ 1,010	$ 883	$ 784

*Actual year-end exchange rate

We are exposed to economic currency risk only when yen funds are actually converted into dollars. This primarily occurs when we repatriate funds from Aflac Japan to Aflac U.S., which is done annually. The exchange rates prevailing at the time of repatriation will differ from the exchange rates prevailing at the time the yen profits were earned. These repatriations have not been greater than 80% of Aflac Japan's prior-year earnings determined in accordance with standards established by the FSA. A portion of the repatriation may be used to service Aflac Incorporated's yen-denominated notes payable with the remainder converted into dollars.

Interest Rate Risk

Our primary interest rate exposure is to the impact of changes in interest rates on the fair value of our investments in debt securities. We use modified duration analysis, which measures price percentage volatility, to estimate the sensitivity of fair values to interest rate changes on debt securities we own. For example, if the current duration of a debt security is 10, then the fair value of that security will increase by approximately 10% if market interest rates decrease by 100 basis points, assuming all other factors remain constant. Likewise, the fair value of the debt security will decrease by approximately 10% if market interest rates increase by 100 basis points, assuming all other factors remain constant.

The estimated effect of potential increases in interest rates on the fair values of debt securities we own, notes payable, cross-currency swaps and our obligation to the Japanese policyholder protection corporation as of December 31 follows:

Sensitivity of Fair Values of Financial Instruments to Interest Rate Changes

	2007		2006	
(In millions)	**Fair Value**	**+100 Basis Points**	Fair Value	+100 Basis Points
Debt securities:				
Fixed-maturity securities:				
Yen-denominated	**$ 36,314**	**$ 32,151**	$ 32,328	$ 28,712
Dollar-denominated	**10,388**	**9,505**	9,845	9,033
Perpetual debentures:				
Yen-denominated	**7,598**	**6,889**	7,735	6,965
Dollar-denominated	**431**	**395**	698	653
Total debt securities	**$ 54,731**	**$ 48,940**	$ 50,606	$ 45,363
Notes payable*	**$ 1,452**	**$ 1,415**	$ 1,421	$ 1,386
Cross-currency and interest rate swap liabilities	**$ 35**	**$ 27**	$ 7	$ 5
Japanese policyholder protection corporation	**$ 151**	**$ 151**	$ 175	$ 175

*Excludes capitalized lease obligations

Changes in the interest rate environment impact the fair value of our debt securities and, as a result, directly affect the balance of unrealized gains or losses for a given period in relation to a prior period. Decreases in market yields generate unrealized gains and increases in market yields generate unrealized losses. However, we would not expect to realize a majority of those unrealized gains or losses because we have the intent and ability to hold such securities to maturity or recovery of value. For additional information on unrealized losses on debt securities, see Note 3 of the Notes to the Consolidated Financial Statements.

We attempt to match the duration of our assets with the duration of our liabilities. The following table presents the approximate duration of our yen-denominated assets and liabilities, along with premiums, as of December 31.

(In years)	**2007**	2006
Yen-denominated debt securities	**13**	13
Policy benefits and related expenses to be paid in future years	**14**	13
Premiums to be received in future years on policies in force	**10**	10

The following table shows a comparison of average required interest rates for future policy benefits and investment yields, based on amortized cost, for the years ended December 31.

Comparison of Interest Rates for Future Policy Benefits and Investment Yields

(Net of Investment Expenses)

	2007		2006		2005	
	U.S.	**Japan***	U.S.	Japan*	U.S.	Japan*
Policies issued during year:						
Required interest on policy reserves	**5.50%**	**2.74%**	5.50%	2.77%	5.50%	2.88%
New money yield on investments	**6.40**	**3.11**	6.40	3.12	6.11	3.01
Policies in force during year:						
Required interest on policy reserves	**6.20**	**4.63**	6.28	4.71	6.36	4.79
Return on average invested assets	**6.79**	**3.83**	6.86	3.88	6.54	3.92

*Represents yen-denominated investments for Aflac Japan that support policy obligations and therefore excludes Aflac Japan's annuities, and dollar-denominated investments and related investment income

In response to low interest rates in the United States, we lowered our required interest assumption for newly issued products to 5.5% in 2005. In Japan, we lowered our required interest assumption for some newly issued products to 2.5% in 2005. However, the majority of Japan's newly issued products have a required interest assumption of 3.0%. We continue to monitor the spread between our new money yield and the required interest assumption for newly issued products in both the United States and Japan and will re-evaluate those assumptions as necessary.

Over the next two years, we have yen-denominated securities that will mature with yields in excess of Aflac Japan's current net investment yield of 3.83%. These securities total $1.9 billion at amortized cost and have an average yield of 5.70%. Currently, when our debt securities mature, the proceeds may be reinvested at a yield below that of the interest required for the accretion of policy benefit liabilities on policies issued in earlier years. As a result, securities that mature may contribute to a decline in our overall portfolio yield. However, adding riders to our older policies has helped offset the negative investment spread. Despite negative investment spreads, adequate overall profit margins still exist in Aflac Japan's aggregate block of business because of profits that have emerged from changes in the mix of business and favorable experience from mortality, morbidity and expenses.

Investments and Cash

Our investment philosophy is to maximize investment income while emphasizing liquidity, safety and quality. Our investment objective, subject to appropriate risk constraints, is to fund policyholder obligations and other liabilities in a manner that enhances shareholders' equity. We seek to achieve this objective through a diversified portfolio of fixed-income investments that reflects the characteristics of the liabilities it supports. Aflac invests primarily within the debt securities markets.

The following table details investment securities by segment as of December 31.

Investment Securities by Segment

	Aflac Japan		Aflac U.S.	
(In millions)	**2007**	2006	**2007**	2006
Securities available for sale, at fair value:				
Fixed maturities	**$ 23,532**	$ 22,044	**$ 6,874***	$ 6,659*
Perpetual debentures	**3,764**	3,935	**331**	473
Equity securities	**22**	25	**–**	–
Total available for sale	**27,318**	26,004	**7,205**	7,132
Securities held to maturity, at amortized cost:				
Fixed maturities	**16,799**	13,464	**20**	19
Perpetual debentures	**3,985**	3,990	**–**	–
Total held to maturity	**20,784**	17,454	**20**	19
Total investment securities	**$ 48,102**	$ 43,458	**$ 7,225**	$ 7,151

*Excludes investment-grade, available-for-sale fixed-maturity securities held by the Parent Company of $105 in 2007 and $102 in 2006.

We have investments in both publicly and privately issued securities. However, the status of issuance should not be viewed as an indicator of liquidity or as a limitation on the determination of fair value. The outstanding amount of a particular issuance, as well as the level of activity in a particular issuance and market conditions, including credit events and the interest rate environment, affect liquidity regardless of type of issuance. We routinely assess the fair value of all of our investments. This process includes evaluating quotations provided by outside securities pricing sources and/or compiled using data provided by external debt and equity market sources, as described more fully in Note 3 of the Notes to the Consolidated Financial Statements. The following table details investment securities by type of issuance as of December 31.

Investment Securities by Type of Issuance

	2007		2006	
(In millions)	**Amortized Cost**	**Fair Value**	Amortized Cost	Fair Value
Publicly issued securities:				
Fixed maturities	**$ 15,986**	**$ 16,919**	$ 15,092	$ 16,269
Perpetual debentures	**173**	**157**	173	176
Equity securities	**13**	**19**	13	22
Total publicly issued	**16,172**	**17,095**	15,278	16,467
Privately issued securities:				
Fixed maturities	**30,232**	**29,783**	25,490	25,905
Perpetual debentures	**8,084**	**7,872**	8,158	8,256
Equity securities	**3**	**3**	3	3
Total privately issued	**38,319**	**37,658**	33,651	34,164
Total investment securities	**$ 54,491**	**$ 54,753**	$ 48,929	$ 50,631

Privately issued securities accounted for 70.3% of total debt securities, at amortized cost, at December 31, 2007, compared with 68.8% at December 31, 2006. Privately issued securities held by Aflac Japan at amortized cost accounted for $36.0 billion, or 66.0%, of total debt securities at December 31, 2007, compared with $31.3 billion, or 64.0%, of total debt securities at December 31, 2006. Reverse-dual currency debt securities accounted for $11.1 billion, or 29.2%, of total privately issued securities at December 31, 2007, compared with $9.7 billion, or 28.9%, of total privately issued securities at December 31, 2006. Aflac Japan has invested in privately issued securities to secure higher yields than those available from Japanese government bonds. Aflac Japan's investments in yen-denominated privately issued securities consist primarily of non-Japanese issuers and have longer maturities, thereby allowing us to improve our asset/liability matching and our overall investment returns. Most of our privately issued securities are issued under medium-term note programs and have standard documentation, except when internal credit analysis indicates that additional protective and/or event-risk covenants are required.

Our investment activities expose us to credit risk, which is a consequence of extending credit and/or carrying investment positions. However, we continue to adhere to prudent standards for credit quality. We accomplish this by considering our product needs and overall corporate objectives, in addition to credit risk. In evaluating the initial rating, we look at the overall senior issuer rating, the explicit rating for the actual issue or the rating for the security class, and, where applicable, the appropriate designation from the Securities Valuation Office (SVO) of the National Association of Insurance Commissioners (NAIC). All of our securities have ratings from either a nationally recognized statistical rating organization or the SVO of the NAIC. In addition, we perform extensive internal credit reviews to ensure that we are consistent in applying rating criteria for all of our securities. In light of recent market activity surrounding the subprime lending market, we have performed a review of our investment portfolio. We have no direct investment exposure to the subprime lending market and have not identified any material indirect exposure to that market.

We use specific criteria to judge the credit quality of both existing and prospective investments. Furthermore, we use several methods to monitor these criteria, including credit rating services and internal credit analysis. The distributions by credit rating of our purchases of debt securities for the years ended December 31, based on acquisition cost, were as follows:

Composition of Purchases by Credit Rating

	2007	2006	2005
AAA	**18.4%**	10.6%	6.1%
AA	**44.1**	48.9	45.5
A	**30.2**	35.1	42.9
BBB	**7.3**	5.4	5.5
Total	**100.0%**	100.0%	100.0%

The increase in securities purchased in the AAA rated category is primarily due to the purchase of U.S. Treasury bills by Aflac Japan prior to repatriating profits to Aflac U.S. in the third quarter of 2007.

The distributions of debt securities we own, by credit rating, were as follows:

Composition by Credit Rating

	December 31, 2007		December 31, 2006	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
AAA	**6.3%**	**6.2%**	5.8%	5.7%
AA	**44.3**	**45.3**	35.0	35.8
A	**30.7**	**30.4**	39.4	39.2
BBB	**16.8**	**16.6**	17.2	17.2
BB or lower	**1.9**	**1.5**	2.6	2.1
Total	**100.0%**	**100.0%**	100.0%	100.0%

The increase in AAA and AA rated holdings compared with December 31, 2006, resulted from purchases and credit rating upgrades by rating agencies; the offset was a corresponding decrease in the A rated holdings. The decline in BB or lower rated securities resulted from the upgrade of KLM Royal Dutch Airlines from below investment grade to investment grade during the second quarter of 2007.

In the event of a credit rating downgrade to below-investment-grade status, we do not automatically liquidate our position. However, if the security is in the held-to-maturity portfolio, we immediately transfer it to the available-for-sale portfolio so that the security's fair value and its unrealized gain or loss are reflected on the balance sheet.

Once we designate a security as below investment grade, we intensify our monitoring of the issuer. We do not automatically recognize an impairment if the security's amortized cost exceeds its fair value. Our investment management starts by reviewing its credit analysis. Included in this process are an evaluation of the issuer, its current credit and liquidity posture, its operations and an assessment of the future prospects for the issuer. We then obtain fair value information from at least three independent pricing sources. Upon determining the fair value, we move our focus to an analysis of whether the decline in fair value, if any, is other than temporary. For securities with an amortized cost in excess of fair value, investment management then reviews the issue based on our impairment policy to determine if the investment should be impaired and/or liquidated. The assessment of whether a decline is other than temporary requires significant management judgment and is discussed more fully in the Critical Accounting Estimates section of this MD&A. Securities classified as below investment grade as of December 31 were as follows:

Below-Investment-Grade Securities

	2007			2006		
(In millions)	Par Value	Amortized Cost	Fair Value	Par Value	Amortized Cost	Fair Value
Ahold	**$ 310**	**$ 311**	**$ 272**	$ 299	$ 300	$ 245
Ford Motor Credit	**263**	**263**	**215**	252	252	229
KLM Royal Dutch Airlines	*	*	*	252	252	229
CSAV	**210**	**210**	**143**	201	201	145
BAWAG	**123**	**123**	**90**	118	118	103
Ford Motor Company	**111**	**122**	**93**	111	122	100
Tennessee Gas Pipeline	*	*	*	31	30	35
International Securities Trading Corp.	**20**	**–**	**–**	*	*	*
Patrick Family Housing (Patrick AFB)	**4**	**1**	**1**	*	*	*
Aloha Utilities Inc.	**2**	**2**	**1**	*	*	*
Total	**$1,043**	**$1,032**	**$815**	$1,264	$1,275	$1,086

*Investment grade at respective reporting date

Occasionally a debt security will be split rated. This occurs when one rating agency rates the security as investment grade while another rating agency rates the same security as below investment grade. Our policy is to review each issue on a case-by-case basis to determine if a split-rated security should be classified as investment grade or below investment grade. Our review includes evaluating the issuer's credit position as well as current market pricing and other factors, such as the issuer's or security's inclusion on a credit rating downgrade watch list. Split-rated securities as of December 31, 2007, represented .7% of total debt securities at amortized cost and were as follows:

Split-Rated Securities

(In millions)	Amortized Cost	Moody's Rating	S&P Rating	Fitch Rating	Investment-Grade Status
Signum (Ahold)	$280	Baa3	BB+	BB+	Below Investment Grade
Tennessee Gas Pipeline	31	Baa3	BB	BBB-	Investment Grade
Union Carbide Corp.	15	Ba2	BBB-	BBB	Investment Grade
Ahold (Finance USA Inc.)	15	Baa3	BB+	BB+	Below Investment Grade
Oncor Electric Delivery	11	Ba1	BBB-	BBB-	Investment Grade
Bell Canada	9	Baa1	BB+	BB-	Investment Grade

The following table provides details on amortized cost, fair value and unrealized gains and losses for our investments in debt securities by investment-grade status as of December 31, 2007.

(In millions)	Total Amortized Cost	Total Fair Value	Percent of Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:					
Investment-grade securities	$ 32,639	$ 33,791	61.7%	$ 1,968	$ 816
Below-investment-grade securities	1,032	815	1.5	2	219
Held-to-maturity securities:					
Investment-grade securities	20,804	20,125	36.8	408	1,087
Total	$ 54,475	$ 54,731	100.0%	$ 2,378	$ 2,122

The following table presents an aging of securities in an unrealized loss position as of December 31, 2007.

Aging of Unrealized Losses

			Less Than Six Months		Six Months to 12 Months		Over 12 Months	
(In millions)	Total Amortized Cost	Total Unrealized Loss	Amortized Cost	Unrealized Loss	Amortized Cost	Unrealized Loss	Amortized Cost	Unrealized Loss
Available-for-sale securities:								
Investment-grade securities	$ 11,899	$ 816	$ 1,060	$ 38	$ 4,080	$ 240	$ 6,759	$ 538
Below-investment-grade securities	999	219	–	–	–	–	999	219
Held-to-maturity securities:								
Investment-grade securities	13,613	1,087	1,583	58	3,624	161	8,406	868
Total	$ 26,511	$ 2,122	$ 2,643	$ 96	$ 7,704	$ 401	$ 16,164	$1,625

The following table presents a distribution of unrealized losses by magnitude as of December 31, 2007.

Percentage Decline From Amortized Cost

			Less Than 20%		20% to 50%		Greater Than 50%	
(In millions)	Total Amortized Cost	Total Unrealized Loss	Amortized Cost	Unrealized Loss	Amortized Cost	Unrealized Loss	Amortized Cost	Unrealized Loss
Available-for-sale securities:								
Investment-grade securities	$ 11,899	$ 816	$ 11,172	$ 646	$ 727	$ 170	$ –	$ –
Below-investment-grade securities	999	219	569	92	430	127	–	–
Held-to-maturity securities:								
Investment-grade securities	13,613	1,087	12,732	795	705	198	176	94
Total	$ 26,511	$ 2,122	$ 24,473	$ 1,533	$ 1,862	$ 495	$ 176	$ 94

The following table presents the 10 largest unrealized loss positions in our portfolio as of December 31, 2007.

(In millions)	Credit Rating	Amortized Cost	Fair Value	Unrealized Loss
SLM Corp.	BBB	$ 294	$ 150	$ 144
CSAV	BB	210	143	67
Nordea Bank	AA	350	290	60
KBC Group	A	235	183	52
Credit Suisse Group	A	531	482	49
Ford Motor Credit	B	263	215	48
Ahold	BB	311	272	39
Erste Bank	A	394	357	37
Royal Bank of Scotland	AA	279	243	36
BAWAG	BB	123	90	33

The fair value of our investments in debt securities can fluctuate as a result of changes in interest rates, foreign currency exchange rates, and credit issues. Declines in fair value resulted from changes in interest rates, yen/dollar exchange rates, and issuer credit status, as well as increasing risk premiums. However, we believe that it would be inappropriate to recognize impairment charges because we believe the changes in fair value are temporary. Based on our evaluation and analysis of specific issuers in accordance with our impairment policy, impairment charges recognized in 2007 were $23 million, before taxes. Impairment charges in 2006 and 2005 were immaterial.

Realized losses on debt securities, as a result of sales and impairment charges, were as follows for the year ended December 31, 2007:

Realized Losses on Debt Securities

(In millions)	Proceeds	Realized Loss
Investment-grade securities, length of consecutive unrealized loss:		
Less than six months	$ 163	$ 1
Six months to 12 months	52	3
Over 12 months	60	2
Below-investment-grade securities, length of consecutive unrealized loss:		
Less than six months	–	20
Over 12 months	–	2
Total	$ 275	$ 28

Cash, cash equivalents and short-term investments totaled $1.6 billion, or 2.7% of total investments and cash, as of December 31, 2007, compared with $1.2 billion, or 2.3%, at December 31, 2006.

For additional information concerning our investments, see Notes 3 and 4 of the Notes to the Consolidated Financial Statements.

Deferred Policy Acquisition Costs

The following table presents deferred policy acquisition costs by segment for the years ended December 31.

(In millions)	2007	2006
Aflac Japan	**$ 4,269**	$ 3,857
Aflac U.S.	**2,385**	2,168
Total	**$ 6,654**	$ 6,025
Increase over prior year	**10.4%**	7.8%

Aflac Japan's deferred policy acquisition costs increased 10.7% (6.1% increase in yen). The stronger yen at year-end increased reported deferred policy acquisition costs by $178 million. Deferred policy acquisition costs of Aflac U.S. increased 10.0%. The increase in deferred policy acquisition costs was primarily driven by total new annualized premium sales.

Policy Liabilities

The following table presents policy liabilities by segment for the years ending December 31.

(In millions)	2007	2006
Aflac Japan	**$ 44,694**	$ 40,072
Aflac U.S.	**5,979**	5,365
Other business segments	**3**	3
Total	**$ 50,676**	$ 45,440
Increase over prior year	**11.5%**	7.3%

Aflac Japan's policy liabilities increased 11.5% (6.9% increase in yen). The stronger yen at year-end increased reported policy liabilities by $1.9 billion. Policy liabilities of Aflac U.S. increased 11.4%. The increase in total policy liabilities is the result of the growth and aging of our in-force business.

Notes Payable

Notes payable totaled $1.5 billion at December 31, 2007, compared with $1.4 billion at December 31, 2006. The ratio of debt to total capitalization (debt plus shareholders' equity, excluding the unrealized gains and losses on investment securities) was 15.6% as of December 31, 2007, compared with 17.2% a year ago. See Note 7 of the Notes to the Consolidated Financial Statements for additional information.

Benefit Plans

Aflac U.S. and Aflac Japan have various benefit plans. For additional information on our U.S. and Japanese plans, see Note 12 of the Notes to the Consolidated Financial Statements.

Policyholder Protection Corporation

The Japanese insurance industry has a policyholder protection system that provides funds for the policyholders of insolvent insurers. In 2005, legislation was enacted extending the framework of the Life Insurance Policyholder Protection Corporation (LIPPC), which included government fiscal measures supporting the LIPPC through March 2009. These measures do not contemplate additional industry assessments through March 2009 absent an event requiring LIPPC funds. The likelihood and timing of future assessments, if any, cannot be determined at this time.

Hedging Activities

Aflac has limited hedging activities. Our primary exposure to be hedged is our investment in Aflac Japan, which is affected by changes in the yen/dollar exchange rate. To mitigate this exposure, we have taken the following courses of action. First, Aflac Japan maintains a portfolio of dollar-denominated securities, which serve as an economic currency hedge of a portion of our investment in Aflac Japan. Second, we have designated the Parent Company's yen-denominated liabilities (Samurai and Uridashi notes payable and cross-currency swaps) as a hedge of our investment in Aflac Japan. If the total of these yen-denominated liabilities is equal to or less than our net investment in Aflac Japan, the hedge is deemed to be effective and the related exchange effect is reported in the unrealized foreign currency component of other comprehensive income. Should these yen-denominated liabilities exceed our investment in Aflac Japan, the portion of the hedge that exceeds our investment in Aflac Japan would be deemed ineffective. As required by SFAS No. 133, we would then recognize the foreign exchange effect on the ineffective portion in net earnings (other income). We estimate that if the ineffective portion was ¥10 billion, we would report a foreign exchange gain/loss of approximately $1 million for every one yen weakening/strengthening in the end-of-period yen/dollar exchange rate. At December 31, 2007, our hedge was effective with yen-denominated assets exceeding yen-denominated liabilities by ¥105.2 billion, compared with ¥105.4 billion at December 31, 2006.

We have interest rate swap agreements related to the ¥20 billion variable interest rate Uridashi notes. By entering into these contracts, we have been able to lock in our interest rate at 1.52% in yen. We have designated these interest rate swaps as a hedge of the variability in our interest cash flows associated with the variable interest rate Uridashi notes. The notional amounts and terms of the swaps match the principal amount and terms of the variable interest rate Uridashi notes, and the swaps had no value at inception. Changes in the fair value of the swap contracts are recorded in other comprehensive income. The fair value of these swaps and related changes in fair value were immaterial during the years ended December 31, 2007 and 2006. See Note 4 of the Notes to the Consolidated Financial Statements for additional information.

Off Balance Sheet Arrangements

As of December 31, 2007, we had no material unconditional purchase obligations that were not recorded on the balance sheet. Additionally, we had no material letters of credit, standby letters of credit, guarantees or standby repurchase obligations.

CAPITAL RESOURCES AND LIQUIDITY

Aflac provides the primary sources of liquidity to the Parent Company through dividends and management fees. Aflac paid dividends to the Parent Company in the amount of $1.4 billion in 2007, compared with $665 million in 2006 and $526 million in 2005. During 2007, Aflac paid $80 million to the Parent Company for management fees, compared with $68 million in 2006 and $73 million in 2005. The primary uses of cash by the Parent Company are shareholder dividends and our share repurchase program. The Parent Company's sources and uses of cash are reasonably predictable. For additional information, see the Financing Activities section of this MD&A.

The Parent Company also accesses debt security markets to provide additional sources of capital. Capital is primarily used to fund business expansion and capital expenditures. We have a Shelf Registration Statement (SRS) on file with Japanese regulatory authorities to issue up to ¥100 billion of yen-denominated Samurai notes in Japan. In June 2007, the Parent Company issued ¥30 billion of yen-denominated Samurai notes from this SRS. If issued, the remaining ¥70 billion (approximately $613 million using the December 31, 2007, period-end exchange rate) of yen-denominated Samurai notes will not be available to U.S. persons. We also have an SRS on file with Japanese regulatory authorities to issue up to ¥100 billion of Uridashi notes in Japan. In September 2006, the Parent Company issued ¥45 billion of yen-denominated Uridashi notes from this SRS. If issued, the remaining ¥55 billion (approximately $482 million using the December 31, 2007, period-end exchange rate) of yen-denominated Uridashi notes will not be available to U.S. persons. We believe outside sources for additional debt and equity capital, if needed, will continue to be available. For additional information, see Note 7 of the Notes to the Consolidated Financial Statements.

The principal sources of cash for our insurance operations are premiums and investment income. The primary uses of cash by our insurance operations are policy claims, commissions, operating expenses, income taxes and payments to the Parent Company for management fees and dividends. Both the sources and uses of cash are reasonably predictable.

When making an investment decision, our first consideration is based on product needs. Our investment objectives provide for liquidity through the purchase of investment-grade debt securities. These objectives also take into account duration matching; and, because of the long-term nature of our business, we have adequate time to react to changing cash flow needs.

As a result of policyholder aging, claims payments are expected to gradually increase over the life of a policy. Therefore, future policy benefit reserves are accumulated in the early years of a policy and are designed to help fund future claims payments. We expect our future cash flows from premiums and our investment portfolio to be sufficient to meet our cash needs for benefits and expenses.

The following table presents the estimated payments by period of our major contractual obligations as of December 31, 2007. We translated our yen-denominated obligations using the December 31, 2007, exchange rate. Actual future payments as reported in dollars will fluctuate with changes in the yen/dollar exchange rate.

Distribution of Payments by Period

(In millions)	Total Liability*	Total Payments	Less Than One Year	One to Three Years	Four to Five Years	After Five Years
Future policy benefits liability	$ 45,675	$ 229,269	$ 7,014	$ 13,949	$ 13,412	$ 194,894
Unpaid policy claims liability	2,455	2,455	1,866	363	128	98
Long-term debt – principal	1,457	1,457	–	800	569	88
Long-term debt – interest	5	72	22	29	14	7
Policyholder protection corporation	151	151	23	51	59	18
Operating service agreements	N/A **	606	96	178	149	183
Operating lease obligations	N/A **	145	46	35	21	43
Capitalized lease obligations	8	8	3	4	1	–
Total contractual obligations	$ 49,751	$ 234,163	$ 9,070	$ 15,409	$ 14,353	$ 195,331

* Liability amounts are those reported on the consolidated balance sheet as of December 31, 2007.
** Not applicable
Liabilities for unrecognized tax benefits in the amount of $34 million have been excluded from the tabular disclosure above because the timing of cash payment is not reasonably estimable.

The distribution of payments for future policy benefits is an estimate of all future benefit payments for policies in force as of December 31, 2007. These projected values contain assumptions for future policy persistency, mortality and morbidity. The distribution of payments for unpaid policy claims includes assumptions as to the timing of policyholders reporting claims for prior periods and the amount of those claims. Actual amounts and timing of both future policy benefits and unpaid policy claims payments may differ significantly from the estimates above. We anticipate that the future policy benefit liability of $45.7 billion at December 31, 2007, along with future net premiums and investment income, will be sufficient to fund future policy benefit payments.

Consolidated Cash Flows

We translate cash flows for Aflac Japan's yen-denominated items into U.S. dollars using weighted-average exchange rates. In years when the yen weakens, translating yen into dollars causes fewer dollars to be reported. When the yen strengthens, translating yen into dollars causes more dollars to be reported. The following table summarizes consolidated cash flows by activity for the years ended December 31.

Consolidated Cash Flows by Activity

(In millions)	2007	2006	2005
Operating activities	**$ 4,656**	$ 4,397	$ 4,433
Investing activities	**(3,654)**	(4,057)	(6,692)
Financing activities	**(655)**	(434)	(196)
Exchange effect on cash and cash equivalents	**13**	–	(61)
Net change in cash and cash equivalents	**$ 360**	$ (94)	$ (2,516)

Operating Activities

The following table summarizes operating cash flows by source for the years ended December 31.

We expect cash provided by operating activities in the future to decline as a result of increased U.S. federal tax payments.

Net Cash Provided by Operating Activities

(In millions)	2007	2006	2005
Aflac Japan	**$ 3,573**	$ 3,437	$ 3,691
Aflac U.S. and other operations	**1,083**	960	742
Total	**$ 4,656**	$ 4,397	$ 4,433

U.S. cash tax payments are expected to increase in 2008 because we fully utilized our remaining tax credit carryforwards. Future cash provided by operating activities will also be reduced by the payout of lump-sum benefits to policyholders on a closed block of business. The majority of these benefit payouts will begin in 2008 and will conclude in 2012. We anticipate paying out approximately $450 million over the five-year period.

Investing Activities

Operating cash flow is primarily used to purchase debt securities to meet future policy obligations. The following table summarizes investing cash flows by source for the years ended December 31.

Net Cash Used by Investing Activities

(In millions)	2007	2006	2005
Aflac Japan	**$ (3,231)**	$ (3,372)	$ (3,574)
Aflac U.S. and other operations	**(423)**	(685)	(3,118)
Total	**$ (3,654)**	$ (4,057)	$ (6,692)

Cash used by investing activities for Aflac U.S. and other operations in 2005 included the January 2005 return of cash collateral from the security lending activities of Aflac U.S. at the end of 2004 (approximately $2.6 billion).

Prudent portfolio management dictates that we attempt to match the duration of our assets with the duration of our liabilities. Currently, when our debt securities mature, the proceeds may be reinvested at a yield below that required for the accretion of policy benefit liabilities on policies issued in earlier years. However, the long-term nature of our business and our strong cash flows provide us with the ability to minimize the effect of mismatched durations and/or yields identified by various asset adequacy analyses. When market opportunities arise, we dispose of selected debt securities that are available for sale to improve the duration matching of our assets and liabilities, improve future investment yields, and/or rebalance our portfolio. As a result, dispositions before maturity can vary significantly from year to year. Dispositions before maturity were approximately 4% of the annual average investment portfolio of debt securities available for sale during the year ended December 31, 2007, compared with 7% in 2006 and 11% in 2005. Dispositions before maturity in 2006 and 2005 were impacted by the bond swaps we executed from the third quarter of 2005 through the second quarter of 2006.

Financing Activities

Consolidated cash used by financing activities was $655 million in 2007, $434 million in 2006 and $196 million in 2005. In June 2007, we received $242 million in connection with the Parent Company's issuance of yen-denominated Samurai notes, and we paid $242 million in connection with the maturity of the 2002 Samurai notes. In June 2006, the Parent Company paid $355 million in connection with the maturity of the 2001 Samurai notes. In September 2006, the Parent Company received $382 million from its issuance of yen-denominated Uridashi notes. In October 2005, we paid $261 million in connection with the maturity of the 2000 Samurai notes. In July 2005, the Parent Company received $360 million from its issuance of yen-denominated Samurai notes. Cash returned to shareholders through treasury stock purchases and dividends was $979 million in 2007, compared with $728 million in 2006 and $647 million in 2005.

The following tables present a summary of treasury stock activity during the years ended December 31.

Treasury Stock Purchased

(In millions of dollars and thousands of shares)	**2007**	2006	2005
Treasury stock purchases	**$ 606**	$ 470	$ 438
Shares purchased:			
Open market	**11,073**	10,265	10,000
Other	**559**	55	245
Total shares purchased	**11,632**	10,320	10,245

Treasury Stock Issued

(In millions of dollars and thousands of shares)	**2007**	2006	2005
Stock issued from treasury	**$ 47**	$ 42	$ 50
Shares issued	**2,723**	2,783	3,637

On February 4, 2008, we entered into an agreement for an accelerated share repurchase (ASR) program with an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch). Under the agreement, we purchased 12.5 million shares of our outstanding common stock at $60.58 per share for a total purchase price of $757 million. The repurchase was funded with internal capital. The shares were acquired as a part of previously announced share repurchase authorizations by our board of directors and will be held in treasury. Under the agreement, Merrill Lynch plans to purchase shares of our common stock in the open market from time to time until it has acquired a number of shares equivalent to the number of shares we purchased from Merrill Lynch. At the end of this period, we may receive, or may be required to remit, a purchase price adjustment based upon the volume weighted-average price of our common stock during the ASR program period. Under the terms of the ASR we may elect to receive or pay any settlement amount in cash or shares of our common stock at our option. The completion and settlement of the ASR program is expected to occur during the second quarter of 2008, although the settlement may occur before the second quarter at Merrill Lynch's option.

Cash dividends paid in 2007 of $.80 per share increased 45.5% over 2006. The 2006 dividend paid of $.55 per share increased 25.0% over 2005. The following table presents the sources of dividends to shareholders for the years ended December 31.

(In millions)	**2007**	2006	2005
Dividends paid in cash	**$ 373**	$ 258	$ 209
Dividends declared but not paid	**(91)**	91	–
Dividends through issuance of treasury shares	**19**	15	11
Total dividends to shareholders	**$ 301**	$ 364	$ 220

Regulatory Restrictions

Aflac is domiciled in Nebraska and is subject to its regulations. The Nebraska insurance department imposes certain limitations and restrictions on payments of dividends, management fees, loans and advances by Aflac to the Parent Company. The Nebraska insurance statutes require prior approval for dividend distributions that exceed the greater of the net gain from operations, which excludes net realized investment gains, for the previous year determined under statutory accounting principles, or 10% of statutory capital and surplus as of the previous year-end. In addition, the Nebraska insurance department must approve service arrangements and other transactions within the affiliated group of companies. These regulatory limitations are not expected to affect the level of management fees or dividends paid by Aflac to the Parent Company. A life insurance company's statutory capital and surplus is determined according to rules prescribed by the NAIC, as modified by the insurance department in the insurance company's state of domicile. Statutory accounting rules are different from GAAP and are intended to emphasize policyholder protection and company solvency.

The continued long-term growth of our business may require increases in the statutory capital and surplus of our insurance operations. Aflac's insurance operations may secure additional statutory capital through various sources, such as internally generated statutory earnings or equity contributions by the

Parent Company from funds generated through debt or equity offerings. The NAIC's risk-based capital (RBC) formula is used by insurance regulators to help identify inadequately capitalized insurance companies. The RBC formula quantifies insurance risk, business risk, asset risk and interest rate risk by weighing the types and mixtures of risks inherent in the insurer's operations. Aflac's RBC ratio remains high and reflects a very strong capital and surplus position. Currently, the NAIC has ongoing regulatory initiatives relating to revisions to the RBC formula as well as numerous initiatives covering insurance products, investments, and other actuarial and accounting matters. We believe that we will continue to maintain a strong RBC ratio and statutory capital and surplus position in future periods.

In addition to limitations and restrictions imposed by U.S. insurance regulators, Japan's FSA may not allow profit repatriations or other transfers from Aflac Japan if they would cause Aflac Japan to lack sufficient financial strength for the protection of policyholders. The FSA maintains its own solvency standard. Aflac Japan's solvency margin ratio significantly exceeds regulatory minimums.

Payments are made from Aflac Japan to the Parent Company for management fees and to Aflac U.S. for allocated expenses and remittances of earnings. During 2007, Aflac Japan paid $32 million to the Parent Company for management fees, compared with $25 million in 2006 and $28 million in 2005. Expenses allocated to Aflac Japan were $33 million in 2007, $32 million in 2006 and $30 million in 2005. During 2007, Aflac Japan remitted profits of $567 million (¥67.8 billion) to Aflac U.S., compared with $442 million (¥50.0 billion) in 2006 and $374 million (¥41.2 billion) in 2005. For additional information on regulatory restrictions on dividends, profit repatriations and other transfers, see Note 11 of the Notes to the Consolidated Financial Statements.

Rating Agencies

Aflac is rated AA by both Standard & Poor's and Fitch Ratings and Aa2 (Excellent) by Moody's for financial strength. A.M. Best rates Aflac as A+ (Superior) for financial strength and operating performance. Aflac Incorporated's senior debt, Samurai notes, and Uridashi notes are rated A by Standard & Poor's, A+ by Fitch Ratings, and A2 by Moody's.

Other

In January 2008, the board of directors declared the first quarter 2008 cash dividend of $.24 per share. The dividend is payable on March 3, 2008, to shareholders of record at the close of business on February 20, 2008. In 2006, the board of directors authorized the purchase of 30.0 million shares of our common stock. As of December 31, 2007, approximately 25.6 million shares were available for purchase under the 2006 share repurchase authorization. In January 2008, the Board authorized the purchase of an additional 30.0 million shares of our common stock.

For information regarding commitments and contingent liabilities, see Note 13 of the Notes to the Consolidated Financial Statements.

Consolidated Statements of Earnings

Aflac Incorporated and Subsidiaries

(In millions, except for share and per-share amounts) Years Ended December 31,	2007	2006	2005
Revenues:			
Premiums, principally supplemental health insurance	**$ 12,973**	$12,314	$11,990
Net investment income	**2,333**	2,171	2,071
Realized investment gains (losses)	**28**	79	262
Other income	**59**	52	40
Total revenues	**15,393**	14,616	14,363
Benefits and expenses:			
Benefits and claims	**9,285**	9,016	8,890
Acquisition and operating expenses:			
Amortization of deferred policy acquisition costs	**640**	574	542
Insurance commissions	**1,331**	1,303	1,302
Insurance expenses	**1,491**	1,337	1,281
Interest expense	**27**	19	23
Other operating expenses	**120**	103	99
Total acquisition and operating expenses	**3,609**	3,336	3,247
Total benefits and expenses	**12,894**	12,352	12,137
Earnings before income taxes	**2,499**	2,264	2,226
Income tax expense:			
Current	**548**	419	499
Deferred	**317**	362	278
Release of valuation allowance on deferred tax assets	**-**	–	(34)
Total income taxes	**865**	781	743
Net earnings	**$ 1,634**	$ 1,483	$ 1,483
Net earnings per share:			
Basic	**$ 3.35**	$ 2.99	$ 2.96
Diluted	**3.31**	2.95	2.92
Weighted-average outstanding common shares used in computing earnings per share (In thousands):			
Basic	**487,869**	495,614	500,939
Diluted	**493,971**	501,827	507,704

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

Aflac Incorporated and Subsidiaries

(In millions, except for share and per-share amounts) December 31,	**2007**	2006
Assets:		
Investments and cash:		
Securities available for sale, at fair value:		
Fixed maturities (amortized cost $29,399 in 2007 and $27,099 in 2006)	**$ 30,511**	$ 28,805
Perpetual debentures (amortized cost $4,272 in 2007 and $4,341 in 2006)	**4,095**	4,408
Equity securities (cost $16 in 2007 and 2006)	**22**	25
Securities held to maturity, at amortized cost:		
Fixed maturities (fair value $16,191 in 2007 and $13,369 in 2006)	**16,819**	13,483
Perpetual debentures (fair value $3,934 in 2007 and $4,024 in 2006)	**3,985**	3,990
Other investments	**61**	58
Cash and cash equivalents	**1,563**	1,203
Total investments and cash	**57,056**	51,972
Receivables, primarily premiums	**732**	535
Accrued investment income	**561**	538
Deferred policy acquisition costs	**6,654**	6,025
Property and equipment, at cost less accumulated depreciation	**496**	458
Other	**306**	277
Total assets	**$ 65,805**	$ 59,805
Liabilities and shareholders' equity:		
Liabilities:		
Policy liabilities:		
Future policy benefits	**$ 45,675**	$ 40,841
Unpaid policy claims	**2,455**	2,390
Unearned premiums	**693**	645
Other policyholders' funds	**1,853**	1,564
Total policy liabilities	**50,676**	45,440
Notes payable	**1,465**	1,426
Income taxes	**2,531**	2,462
Payables for return of cash collateral on loaned securities	**808**	807
Other	**1,530**	1,329
Commitments and contingent liabilities (Note 13)		
Total liabilities	**57,010**	51,464
Shareholders' equity:		
Common stock of $.10 par value. In thousands: authorized 1,000,000 shares; issued 658,604 shares in 2007 and 655,715 shares in 2006	**66**	66
Additional paid-in capital	**1,054**	895
Retained earnings	**10,637**	9,304
Accumulated other comprehensive income:		
Unrealized foreign currency translation gains	**129**	54
Unrealized gains on investment securities	**874**	1,450
Pension liability adjustment	**(69)**	(78)
Treasury stock, at average cost	**(3,896)**	(3,350)
Total shareholders' equity	**8,795**	8,341
Total liabilities and shareholders' equity	**$ 65,805**	$ 59,805

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

Aflac Incorporated and Subsidiaries

(In millions, except for per-share amounts) Years Ended December 31,	**2007**	2006	2005
Common stock:			
Balance, beginning and end of year	**$ 66**	$ 65	$ 65
Exercise of stock options	**–**	1	–
Balance, end of year	**66**	66	65
Additional paid-in capital:			
Balance, beginning of year	**895**	791	676
Exercise of stock options, including income tax benefits	**74**	32	54
Share-based compensation	**39**	34	32
Gain on treasury stock reissued	**46**	38	29
Balance, end of year	**1,054**	895	791
Retained earnings:			
Balance, beginning of year	**9,304**	8,048	6,785
Cumulative effect of change - adoption of SAB 108	**–**	139	–
Cumulative effect of change in accounting principle	**–**	(2)	–
Net earnings	**1,634**	1,483	1,483
Dividends to shareholders ($.615 per share in 2007, $.735 per share in 2006, and $.44 per share in 2005)	**(301)**	(364)	(220)
Balance, end of year	**10,637**	9,304	8,048
Accumulated other comprehensive income:			
Balance, beginning of year	**1,426**	1,957	2,611
Change in unrealized foreign currency translation gains (losses) during year, net of income taxes	**75**	(23)	(145)
Change in unrealized gains (losses) on investment securities during year, net of income taxes	**(576)**	(467)	(500)
Pension liability adjustment during year, net of income taxes	**9**	3	(9)
Adoption of SFAS 158, net of income taxes	**–**	(44)	–
Balance, end of year	**934**	1,426	1,957
Treasury stock:			
Balance, beginning of year	**(3,350)**	(2,934)	(2,561)
Purchases of treasury stock	**(606)**	(470)	(438)
Cost of shares issued	**60**	54	65
Balance, end of year	**(3,896)**	(3,350)	(2,934)
Total shareholders' equity	**$ 8,795**	$ 8,341	$ 7,927

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Aflac Incorporated and Subsidiaries

(In millions) Years Ended December 31,	**2007**	2006	2005
Cash flows from operating activities:			
Net earnings	**$ 1,634**	$ 1,483	$ 1,483
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Change in receivables and advance premiums	**(176)**	(41)	(43)
Increase in deferred policy acquisition costs	**(454)**	(474)	(461)
Increase in policy liabilities	**3,194**	3,304	3,311
Change in income tax liabilities	**421**	180	351
Realized investment (gains) losses	**(28)**	(79)	(262)
Other, net	**65**	24	54
Net cash provided by operating activities	**4,656**	4,397	4,433
Cash flows from investing activities:			
Proceeds from investments sold or matured:			
Securities available for sale:			
Fixed maturities sold	**1,261**	2,358	3,465
Fixed maturities matured or called	**1,552**	553	743
Perpetual debentures sold	**194**	1	35
Equity securities sold	**–**	57	–
Securities held to maturity:			
Fixed maturities matured or called	**45**	172	212
Perpetual debentures matured or called	**140**	–	–
Costs of investments acquired:			
Securities available for sale:			
Fixed maturities	**(3,848)**	(4,402)	(5,523)
Perpetual debentures	**–**	–	(710)
Securities held to maturity:			
Fixed maturities	**(2,920)**	(2,963)	(2,661)
Cash received as collateral on loaned securities, net	**(23)**	193	(2,237)
Additions to property and equipment, net	**(46)**	(23)	(16)
Other, net	**(9)**	(3)	–
Net cash used by investing activities	**(3,654)**	(4,057)	(6,692)
Cash flows from financing activities:			
Purchases of treasury stock	**(606)**	(470)	(438)
Proceeds from borrowings	**242**	382	360
Principal payments under debt obligations	**(247)**	(377)	(269)
Dividends paid to shareholders	**(373)**	(258)	(209)
Change in investment-type contracts, net	**210**	217	257
Treasury stock reissued	**47**	42	50
Other, net	**72**	30	53
Net cash used by financing activities	**(655)**	(434)	(196)
Effect of exchange rate changes on cash and cash equivalents	**13**	–	(61)
Net change in cash and cash equivalents	**360**	(94)	(2,516)
Cash and cash equivalents, beginning of year	**1,203**	1,297	3,813
Cash and cash equivalents, end of year	**$ 1,563**	$ 1,203	$ 1,297

Supplemental disclosures of cash flow information - See Note 14

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

Aflac Incorporated and Subsidia

(In millions) Years Ended December 31,	2007	2006	2005
Net earnings	**$ 1,634**	$ 1,483	$ 1,483
Other comprehensive income (loss) before income taxes:			
Foreign currency translation adjustments:			
Change in unrealized foreign currency translation gains (losses) during year	**(8)**	(12)	44
Unrealized gains (losses) on investment securities:			
Unrealized holding gains (losses) during year	**(848)**	(642)	(538)
Reclassification adjustment for realized (gains) losses included in net earnings	**(28)**	(79)	(262)
Unrealized gains (losses) on derivatives:			
Unrealized holding gains (losses) during year	**(1)**	–	–
Pension liability adjustment during year	**14**	5	(13)
Total other comprehensive income (loss) before income taxes	**(871)**	(728)	(769)
Income tax expense (benefit) related to items of other comprehensive income (loss)	**(379)**	(241)	(115)
Other comprehensive income (loss), net of income taxes	**(492)**	(487)	(654)
Total comprehensive income	**$ 1,142**	$ 996	$ 829

See the accompanying Notes to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Aflac Incorporated (the Parent Company) and its subsidiaries (the Company) primarily sell supplemental health and life insurance in the United States and Japan. The Company's insurance business is marketed and administered through American Family Life Assurance Company of Columbus (Aflac), which operates in the United States (Aflac U.S.) and as a branch in Japan (Aflac Japan). Most of Aflac's policies are individually underwritten and marketed through independent agents. Our insurance operations in the United States and our branch in Japan service the two markets for our insurance business. Aflac Japan accounted for 71% of the Company's total revenues in 2007, 72% in 2006 and 74% in 2005, and 82% of total assets at both December 31, 2007 and 2006.

Basis of Presentation: We prepare our financial statements in accordance with U.S. generally accepted accounting principles (GAAP). These principles are established primarily by the Financial Accounting Standards Board (FASB). The preparation of financial statements in conformity with GAAP requires us to make estimates when recording transactions resulting from business operations based on currently available information. The most significant items on our balance sheet that involve a greater degree of accounting estimates and actuarial determinations subject to changes in the future are the valuation of investments, deferred policy acquisition costs, and liabilities for future policy benefits and unpaid policy claims. These accounting estimates and actuarial determinations are sensitive to market conditions, investment yields, mortality, morbidity, commission and other acquisition expenses, and terminations by policyholders. As additional information becomes available, or actual amounts are determinable, the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates, we believe the amounts provided are adequate.

The consolidated financial statements include the accounts of the Parent Company, its majority-owned subsidiaries and those entities required to be consolidated under applicable accounting standards. All material intercompany accounts and transactions have been eliminated.

Translation of Foreign Currencies: The functional currency of Aflac Japan's insurance operations is the Japanese yen. We translate our yen-denominated financial statement accounts into U.S. dollars as follows. Assets and liabilities are translated at end-of-period exchange rates. Realized gains and losses on security transactions are translated at the exchange rate on the trade date of each transaction. Other revenues, expenses and cash flows are translated using average exchange rates for the year. The resulting currency translation adjustments are reported in accumulated other comprehensive income.

We include in earnings the realized currency exchange gains and losses resulting from transactions. Realized currency exchange gains and losses were immaterial during the three-year period ended December 31, 2007.

Aflac Japan maintains an investment portfolio of dollar-denominated securities on behalf of Aflac U.S. The functional currency for these investments is the U.S. dollar. The related investment income and realized/unrealized investment gains and losses are also denominated in U.S. dollars.

We have designated the yen-denominated Uridashi and Samurai notes issued by the Parent Company and the cross-currency swaps as a hedge of our investment in Aflac Japan (see the section in this note titled, "Derivatives"). Outstanding principal and related accrued interest on these items are translated into U.S. dollars at end-of-period exchange rates. Currency translation adjustments are recorded through other comprehensive income and are included in accumulated other comprehensive income.

Insurance Revenue and Expense Recognition: The supplemental health and life insurance policies we issue are classified as long-duration contracts. The contract provisions generally cannot be changed or canceled during the contract period; however, we may adjust premiums for supplemental health policies issued in the United States within prescribed guidelines and with the approval of state insurance regulatory authorities.

Insurance premiums for health and life policies are recognized ratably as earned income over the premium payment periods of the policies. When revenues are reported, the related amounts of benefits and expenses are charged against such revenues, so that profits are recognized in proportion to premium revenues during the period the policies are expected to remain in force. This association is accomplished by means of annual additions to the liability for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

The calculation of deferred policy acquisition costs and the liability for future policy benefits requires the use of estimates based on sound actuarial valuation techniques. For new policy issues, we review our actuarial assumptions and deferrable acquisition costs each year and revise them when necessary to more closely reflect recent experience and studies of actual acquisition costs. For policies in force, we evaluate deferred policy acquisition costs by major product groupings to determine that they are recoverable from future revenues. Any resulting adjustment is charged against net earnings.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, money market instruments and other debt instruments with a maturity of 90 days or less when purchased.

Investments: Our debt securities include fixed-maturity securities and perpetual debentures, which are classified as either held to maturity or available for sale. Securities classified as held to maturity are securities that we have the ability and intent to hold to maturity or redemption and are carried at amortized cost. All other debt securities and our equity securities are classified as available for sale and are carried at fair value. If the fair value is higher than the amortized cost for debt securities, or the purchase cost for equity securities, the excess is an unrealized gain, and if lower than cost, the difference is an unrealized loss.

The net unrealized gains and losses on securities available for sale, plus the unamortized unrealized gains and losses on debt securities transferred to the held-to-maturity portfolio, less related deferred income taxes, are recorded through other comprehensive income and included in accumulated other comprehensive income.

Amortized cost of debt securities is based on our purchase price adjusted for accrual of discount, or amortization of premium. The amortized cost of debt securities we purchase at a discount will equal the face or par value at maturity. Debt securities that we purchase at a premium will have an amortized cost equal to face or par value at maturity or the call date, if applicable. Interest is reported as income when earned and is adjusted for amortization of any premium or discount.

Our investments in qualifying special purpose entities (QSPEs) are accounted for as fixed-maturity or perpetual securities. All of our investments in QSPEs are held in our available-for-sale portfolio.

For the collateralized mortgage obligations (CMOs) held in our fixed-maturity securities portfolio, we recognize income using a constant effective yield, which is based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in CMO securities is adjusted to the amount that would have existed had the new effective yield been applied at the time of acquisition. This adjustment is reflected in net investment income.

We use the specific identification method to determine the gain or loss from securities transactions and report the realized gain or loss in the consolidated statements of earnings.

Our credit analysts/research personnel routinely monitor and evaluate the difference between the amortized cost and fair value of our investments. Additionally, credit analysis and/or credit rating issues related to specific investments may trigger more intensive monitoring to determine if a decline in fair value is other than temporary. For investments with a fair value below amortized cost, the process includes evaluating the length of time and the extent to which amortized cost exceeds fair value and the financial condition, operations, credit and liquidity posture, and future prospects of the issuer, among other factors, in determining the potential recovery in fair value or principal. This process is not exact and requires consideration of risks such as credit risk, which to a certain extent can be controlled, and interest rate risk, which cannot be controlled. Therefore, if an investment's amortized cost exceeds its fair value solely due to changes in interest rates, impairment may not be appropriate. If, after monitoring and analyses, management believes that a decline in fair value is other than temporary, we adjust the amortized cost of the security and report a realized loss in the consolidated statements of earnings.

We lend fixed-maturity securities to financial institutions in short-term security lending transactions. These securities continue to be carried as investment assets on our balance sheet during the terms of the loans and are not reported as sales. We receive cash or other securities as collateral for such loans. For loans involving unrestricted cash collateral, the collateral is reported as an asset with a corresponding liability for the return of the collateral. For loans collateralized by securities, the collateral is not reported as an asset or liability.

Deferred Policy Acquisition Costs: The costs of acquiring new business are deferred and amortized with interest over the premium payment periods in proportion to the ratio of annual premium income to total anticipated premium income. Anticipated premium income is estimated by using the same mortality, persistency and interest assumptions used in computing liabilities for future policy benefits. In this manner, the related acquisition expenses are matched with revenues. Deferred costs include the excess of current-year commissions over ultimate renewal-year commissions and certain direct and allocated policy issue, underwriting and marketing expenses. All of these costs vary with and are primarily related to the production of new business.

Policy Liabilities: Future policy benefits represent claims that are expected to occur in the future and are computed by a net level premium method using estimated future investment yields, persistency and recognized morbidity and mortality tables modified to reflect our experience, including a provision for adverse deviation. These assumptions are generally established at the time a policy is issued.

Unpaid policy claims are estimates computed on an undiscounted basis using statistical analyses of historical claims experience adjusted for current trends and changed conditions. The ultimate liability may vary significantly from such estimates. We regularly adjust these estimates as new claims experience emerges and reflect the changes in operating results in the year such adjustments are made.

Income Taxes: Income tax provisions are generally based on pretax earnings reported for financial statement purposes, which differ from those amounts used in preparing our income tax returns. Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which we expect the temporary differences to reverse.

Derivatives: We have limited activity with derivative financial instruments. We do not use them for trading purposes, nor do we engage in leveraged derivative transactions. At December 31, 2007, our only outstanding derivative contracts were interest rate swaps related to our ¥20 billion variable interest rate Uridashi notes and cross-currency swaps related to our $450 million senior notes (see Notes 4 and 7).

We document all relationships between hedging instruments and hedged items, as well as our risk-management objectives for undertaking various hedge transactions. This process includes linking derivatives that are designated as hedges to specific assets or liabilities on the balance sheet. We also assess, both at inception and on an ongoing basis, whether the derivatives and nonderivatives used in hedging activities are highly effective in offsetting changes in fair values or cash flows of the hedged items. The assessment of hedge effectiveness determines the noncash accounting treatment of changes in fair value.

We have designated our cross-currency swaps as a hedge of the foreign currency exposure of our investment in Aflac Japan. We include the fair value of the cross-currency swaps in either other assets or other liabilities on the balance sheet. We report the changes in fair value of the foreign currency portion of our cross-currency swaps in other comprehensive income. Changes in the fair value of the interest rate component are reflected in other income in the consolidated statements of earnings.

We have designated our interest rate swaps as a hedge of the variability of the interest cash flows associated with the variable interest rate Uridashi notes. We include the fair value of the interest rate swaps in either other assets or other liabilities on the balance sheet. We report the changes in fair value of the interest rate swaps in other comprehensive income as long as they are deemed effective. Should any portion of the swap be deemed ineffective, that value would be reported in other income in the consolidated statements of earnings.

Policyholder Protection Corporation and State Guaranty Association Assessments: In Japan, the government has required the insurance industry to contribute to a policyholder protection corporation. We recognize a charge for our estimated share of the industry's obligation once it is determinable. We review the estimated liability for policyholder protection corporation contributions on an annual basis and report any adjustments in Aflac Japan's expenses.

In the United States, each state has a guaranty association that supports insolvent insurers operating in those states. To date, our state guaranty association assessments have not been material.

Treasury Stock: Treasury stock is reflected as a reduction of shareholders' equity at cost. We use the weighted-average purchase cost to determine the cost of treasury stock that is reissued. We include any gains and losses in additional paid-in capital when treasury stock is reissued.

Earnings Per Share: We compute basic earnings per share (EPS) by dividing net earnings by the weighted-average number of unrestricted shares outstanding for the period. Diluted EPS is computed by dividing net earnings by the weighted-average number of shares outstanding for the period plus the shares representing the dilutive effect of share-based awards.

New Accounting Pronouncements: In December 2007, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51 (SFAS 160). The purpose of SFAS 160 is to improve relevance, comparability, and transparency of the financial information in consolidated financial statements of reporting entities that hold noncontrolling interests in one or more subsidiaries. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008, with earlier adoption prohibited. We do not expect the adoption of this standard to have any effect on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 allows entities to choose to measure many financial instruments and certain other items at fair value. The majority of the provisions of this standard apply only to entities that elect the fair value option (FVO). The FVO may be applied to eligible items on an instrument-by-instrument basis; is irrevocable unless a new election date occurs; and may only be applied to an entire financial instrument, and not portions thereof. This standard requires a business enterprise to report unrealized gains and losses on items for which the FVO has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007, with earlier application permitted under limited circumstances. We do not expect the adoption of this standard to have a material effect on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS 158). We adopted the recognition and measurement date provisions of this standard effective December 31, 2006. In the consolidated statements of shareholders' equity for the year ended December 31, 2006, we included in 2006 other comprehensive income, a cumulative transition adjustment, net of income taxes, of $44 million from the adoption of SFAS 158. This cumulative effect adjustment was properly included in the rollforward of accumulated other comprehensive income for the year, but it should not have been included in other comprehensive income for the year. Total comprehensive income for the year, not including the transition adjustment for SFAS 158, was $996 million. Management concluded that the transition adjustment was not material to the financial statements taken as a whole. We have adjusted other comprehensive income for the year ended December 31, 2006, to properly reflect the transition adjustment as a direct charge to accumulated other comprehensive income. The effect of recording the transition adjustment through other comprehensive income and the subsequent adjustment to reflect the amounts as a direct charge to accumulated other comprehensive income did not have any impact on the consolidated statements of earnings, the consolidated balance sheets, the consolidated statements of shareholders' equity or the consolidated statements of cash flows for any periods presented.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. This standard applies to other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. Where applicable, this standard codifies related guidance within GAAP. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier application encouraged under limited circumstances. We do not expect the adoption of this standard to have a material effect on our financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109. The provisions of FIN 48 clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. Under the first step, the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination by taxing authorities. The second step is measurement, whereby a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with earlier application encouraged. We adopted the provisions of this standard effective January 1, 2007. The adoption of this standard did not have any impact on our financial position or results of operations (see Note 8).

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (SOP 05-1). SOP 05-1 provides accounting guidance on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. Retrospective application of this SOP to previously issued financial statements is not permitted. We adopted the provisions of this statement effective January 1, 2007. We have determined that certain of our policy modifications in both the United States and Japan that were previously accounted for as a continuation of existing coverage will be considered internal replacements that are substantially changed as contemplated by SOP 05-1 and will be accounted for as the extinguishment of the affected policies and the issuance of new contracts. The adoption of this statement increased net earnings by $6 million, or $.01 per diluted share, and was insignificant to our financial position and results of operations.

Recent accounting pronouncements not discussed above are not applicable to our business.

Securities and Exchange Commission Guidance: In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 addresses quantifying the financial statement effects of misstatements, specifically, how the effects of uncorrected errors from prior years must be considered in quantifying misstatements in current year financial statements. Under the provisions of SAB 108, a reporting entity must quantify and evaluate errors using a balance sheet approach and an income statement approach. After considering all relevant quantitative and qualitative factors, if either approach results in a misstatement that is material, a reporting entity's financial statements must be adjusted. SAB 108 applies to SEC registrants and is effective for fiscal years ending after November 15, 2006. In the course of evaluating balance sheet amounts in accordance with the provisions of SAB 108, we identified the following amounts that we adjusted for as of January 1, 2006: a tax liability in the amount of $87 million related to deferred tax asset valuation allowances that were not utilized; a tax liability in the amount of $45 million related to various provisions for taxes that were not utilized; and a litigation liability in the amount of $11 million related to provisions for various pending lawsuits that were not utilized. These liabilities were recorded in immaterial amounts prior to 2004 over a period ranging from 10 to 15 years. However, using the dual evaluation approach prescribed by SAB 108, correction of the above amounts would be material to 2006 earnings. In accordance with the provisions of SAB 108, the following amounts, net of tax where applicable, have been reflected as an opening adjustment to retained earnings as of January 1, 2006: a reduction of tax liabilities in the amount of $132 million; a reduction of litigation reserves in the amount of $11 million; and a reduction in deferred tax assets in the amount of $4 million. These three adjustments resulted in a net addition to retained earnings in the amount of $139 million.

2. BUSINESS SEGMENT AND FOREIGN INFORMATION

The Company consists of two reportable insurance business segments: Aflac Japan and Aflac U.S., both of which sell individual supplemental health and life insurance.

Operating business segments that are not individually reportable are included in the "Other business segments" category. We do not allocate corporate overhead expenses to business segments. We evaluate and manage our business segments using a financial performance measure called pretax operating earnings. Our definition of operating earnings excludes the following items from net earnings on an after-tax basis: realized investment gains/losses, the impact from SFAS 133, and nonrecurring items. We then exclude income taxes related to operations to arrive at pretax operating earnings. Information regarding operations by segment for the years ended December 31 follows:

(In millions)	2007	2006	2005
Revenues:			
Aflac Japan:			
Earned premiums:			
Cancer life	**$ 4,937**	$ 4,923	$ 5,147
Other accident and health	**2,928**	2,755	2,577
Life insurance	**1,172**	1,084	1,021
Net investment income	**1,801**	1,688	1,635
Other income	**27**	25	31
Total Aflac Japan	**10,865**	10,475	10,411
Aflac U.S.:			
Earned premiums:			
Accident/disability	**1,785**	1,580	1,424
Cancer expense	**1,114**	1,041	982
Other health	**885**	801	721
Life insurance	**152**	130	118
Net investment income	**500**	465	421
Other income	**10**	10	10
Total Aflac U.S.	**4,446**	4,027	3,676
Other business segments	**37**	42	39
Total business segments	**15,348**	14,544	14,126
Realized investment gains (losses)	**28**	79	262
Corporate	**116**	87	74
Intercompany eliminations	**(99)**	(94)	(99)
Total revenues	**$ 15,393**	$ 14,616	$ 14,363

(In millions)	2007	2006	2005
Pretax Earnings:			
Aflac Japan	**$ 1,821**	$ 1,652	$ 1,515*
Aflac U.S.	**692**	585	525
Other business segments	**-**	5	-
Total business segments	**2,513**	2,242	2,040
Interest expense, noninsurance operations	**(21)**	(17)	(20)
Corporate and eliminations	**(25)**	(40)	(41)
Pretax operating earnings	**2,467**	2,185	1,979
Realized investment gains (losses)	**28**	79	262
Impact from SFAS 133	**4**	-	(15)
Total earnings before income taxes	**$ 2,499**	$ 2,264	$ 2,226
Income taxes applicable to pretax operating earnings	**$ 854**	$ 753	$ 687
Effect of foreign currency translation on operating earnings	**(11)**	(39)	(8)

*Includes charges of $46 in 2005 related to the write-down of previously capitalized systems development costs for Aflac Japan's administration system.

Assets as of December 31 were as follows:

(In millions)	2007	2006
Assets:		
Aflac Japan	**$ 54,153**	$ 48,850
Aflac U.S.	**10,415**	10,249
Other business segments	**117**	110
Total business segments	**64,685**	59,209
Corporate	**10,364**	10,023
Intercompany eliminations	**(9,244)**	(9,427)
Total assets	**$ 65,805**	$ 59,805

Yen-Translation Effects: The following table shows the yen/dollar exchange rates used for or during the periods ended December 31. Exchange effects were calculated using the same yen/dollar exchange rate for the current year as for each respective prior year.

	2007	2006	2005
Statements of Earnings:			
Weighted-average yen/dollar exchange rate	**117.93**	116.31	109.88
Yen percent strengthening (weakening)	**(1.4)%**	(5.5)%	(1.5)%
Exchange effect on net earnings (millions)	**$ (10)**	$ (41)	$ (16)

	2007	2006
Balance Sheets:		
Yen/dollar exchange rate at December 31	**114.15**	119.11
Yen percent strengthening (weakening)	**4.3%**	(.9)%
Exchange effect on total assets (millions)	**$ 2,102**	$ (400)
Exchange effect on total liabilities (millions)	**2,063**	(392)

Aflac Japan maintains a portfolio of dollar-denominated securities, which serves as an economic currency hedge of a portion of our investment in Aflac Japan. We have designated the Parent Company's yen-denominated notes payable and cross-currency swaps as a hedge of our investment in Aflac Japan. The dollar values of our yen-denominated net assets, which are subject to foreign currency translation fluctuations for financial reporting purposes, are summarized as follows at December 31 (translated at end-of-period exchange rates):

(In millions)	2007	2006
Aflac Japan net assets	$ 6,087	$ 5,782
Aflac Japan dollar-denominated net assets	(3,672)	(3,465)
Aflac Japan yen-denominated net assets	2,415	2,317
Parent Company yen-denominated net liabilities	(1,496)	(1,434)
Consolidated yen-denominated net assets subject to foreign currency translation fluctuations	$ 919	$ 883

Transfers of funds from Aflac Japan: Aflac Japan makes payments to the Parent Company for management fees and to Aflac U.S. for allocated expenses and profit repatriations. Information on transfers for each of the years ended December 31 is shown below. See Note 11 for information concerning restrictions on transfers from Aflac Japan.

(In millions)	2007	2006	2005
Management fees	$ 32	$ 25	$ 28
Allocated expenses	33	32	30
Profit repatriation	567	442	374
Total transfers from Aflac Japan	$ 632	$ 499	$ 432

Policyholder Protection Corporation: The total liability accrued for our obligations to the Japanese Life Insurance Policyholder Protection Corporation (LIPPC) was $151 million (¥17.2 billion) at December 31, 2007, compared with $175 million (¥20.8 billion) a year ago. The obligation is payable in semi-annual installments through 2013.

Property and Equipment: The costs of buildings, furniture and equipment are depreciated principally on a straight-line basis over their estimated useful lives (maximum of 45 years for buildings and 10 years for furniture and equipment). Expenditures for maintenance and repairs are expensed as incurred; expenditures for betterments are capitalized and depreciated. Classes of property and equipment as of December 31 were as follows:

(In millions)	2007	2006	2005
Property and equipment:			
Land	$ 120	$ 118	$ 119
Buildings	403	379	361
Equipment	244	224	226
Total property and equipment	767	721	706
Less accumulated depreciation	271	263	258
Net property and equipment	$ 496	$ 458	$ 448

Receivables: Receivables consist primarily of monthly insurance premiums due from individual policyholders or their employers for payroll deduction of premiums. At December 31, 2007, $395 million, or 53.9% of total receivables, were related to Aflac Japan's operations, compared with $221 million, or 41.4%, at December 31, 2006.

3. INVESTMENTS

The amortized cost for debt securities, cost for equity securities and the fair values of these investments at December 31 are shown in the following table.

(In millions)	2007 Cost or Amortized Cost	2007 Gross Unrealized Gains	2007 Gross Unrealized Losses	2007 Fair Value	2006 Cost or Amortized Cost	2006 Gross Unrealized Gains	2006 Gross Unrealized Losses	2006 Fair Value
Securities available for sale, carried at fair value:								
Fixed maturities:								
Yen-denominated:								
Government and guaranteed	$ 8,438	$ 621	$ 36	$ 9,023	$ 8,286	$ 733	$ 48	$ 8,971
Mortgage- and asset-backed securities	272	6	-	278	190	1	1	190
Public utilities	1,741	162	31	1,872	1,575	165	14	1,726
Sovereign and supranational	751	54	31	774	794	57	22	829
Banks/financial institutions	3,814	228	112	3,930	3,482	292	50	3,724
Other corporate	4,406	131	271	4,266	3,547	173	183	3,537
Total yen-denominated	19,422	1,202	481	20,143	17,874	1,421	318	18,977
Dollar-denominated:								
Government	376	7	1	382	431	3	10	424
Municipalities	128	3	5	126	105	4	-	109
Mortgage- and asset-backed securities	502	6	14	494	356	3	6	353
Collateralized debt obligations	92	-	16	76	20	-	-	20
Public utilities	1,007	73	13	1,067	921	87	6	1,002
Sovereign and supranational	424	80	2	502	394	74	-	468
Banks/financial institutions	3,157	165	106	3,216	3,329	229	21	3,537
Other corporate	4,291	302	88	4,505	3,669	305	59	3,915
Total dollar-denominated	9,977	636	245	10,368	9,225	705	102	9,828
Total fixed maturities	29,399	1,838	726	30,511	27,099	2,126	420	28,805
Perpetual debentures:								
Yen-denominated:								
Primarily banks/financial institutions	3,812	123	271	3,664	3,656	197	143	3,710
Dollar-denominated:								
Banks/financial institutions	460	9	38	431	685	25	12	698
Total perpetual debentures	4,272	132	309	4,095	4,341	222	155	4,408
Equity securities	16	7	1	22	16	9	-	25
Total securities available for sale	$ 33,687	$ 1,977	$ 1,036	$ 34,628	$ 31,456	$ 2,357	$ 575	$ 33,238
Securities held to maturity, carried at amortized cost:								
Fixed maturities:								
Yen-denominated:								
Government	$ 175	$ -	$ 1	$ 174	$ -	$ -	$ -	$ -
Mortgage- and asset-backed securities	43	-	-	43	42	-	-	42
Collateralized debt obligations	403	-	79	324	134	-	2	132
Public utilities	1,937	18	66	1,889	1,567	31	50	1,548
Sovereign and supranational	3,069	78	69	3,078	2,783	90	35	2,838
Banks/financial institutions	8,976	85	644	8,417	6,913	98	336	6,675
Other corporate	2,196	92	42	2,246	2,025	112	22	2,115
Total yen-denominated	16,799	273	901	16,171	13,464	331	445	13,350
Dollar-denominated:								
Government	20	-	-	20	19	-	-	19
Total dollar-denominated	20	-	-	20	19	-	-	19
Total fixed maturities	16,819	273	901	16,191	13,483	331	445	13,369
Perpetual debentures:								
Yen-denominated:								
Banks/financial institutions	3,985	135	186	3,934	3,990	156	122	4,024
Total perpetual debentures	3,985	135	186	3,934	3,990	156	122	4,024
Total securities held to maturity	$ 20,804	$ 408	$ 1,087	$ 20,125	$ 17,473	$ 487	$ 567	$ 17,393

The components of net investment income for the years ended December 31 were as follows:

(In millions)	2007	2006	2005
Fixed-maturity securities	$ 1,936	$ 1,782	$ 1,693
Perpetual debentures	372	387	378
Equity securities and other	2	2	1
Short-term investments and cash equivalents	45	20	20
Gross investment income	2,355	2,191	2,092
Less investment expenses	22	20	21
Net investment income	$ 2,333	$ 2,171	$ 2,071

Investment exposures, which individually exceeded 10% of shareholders' equity as of December 31, were as follows:

	2007			2006		
(In millions)	Credit Rating	Amortized Cost	Fair Value	Credit Rating	Amortized Cost	Fair Value
Japan National Government	AA	$ 8,000	$ 8,583	AA	$ 7,849	$ 8,536

Privately issued securities held by Aflac Japan at amortized cost accounted for $36.0 billion, or 66.0%, of total debt securities at December 31, 2007, compared with $31.3 billion, or 64.0%, of total debt securities at December 31, 2006. Total privately issued securities, at amortized cost, accounted for $38.3 billion, or 70.3%, of total debt securities as of December 31, 2007, compared with $33.6 billion, or 68.8%, at December 31, 2006. Of the total privately issued securities, reverse-dual currency debt securities (principal payments in yen, interest payments in dollars) accounted for $11.1 billion, or 29.2%, at amortized cost as of December 31, 2007, compared with $9.7 billion, or 28.9%, at amortized cost as of December 31, 2006.

At December 31, 2007, we owned below-investment-grade debt securities in the amount of $1.0 billion at amortized cost ($815 million at fair value), or 1.9% of total debt securities, compared with $1.3 billion at amortized cost ($1.1 billion at fair value), or 2.6% of total debt securities a year ago. Each of the below-investment-grade securities was investment-grade at the time of purchase and was subsequently downgraded by credit rating agencies. These securities are held in the available-for-sale portfolio.

As of December 31, 2007, $67 million, at fair value, of Aflac Japan's debt securities had been pledged to Japan's policyholder protection corporation. At December 31, 2007, debt securities with a fair value of $13 million were on deposit with regulatory authorities in the United States and Japan. We retain ownership of all securities on deposit and receive the related investment income.

Information regarding realized and unrealized gains and losses from investments for the years ended December 31 follows:

(In millions)	2007	2006	2005
Realized investment gains (losses) on securities:			
Debt securities:			
Available for sale:			
Gross gains from sales	$ 40	$ 67	$ 284
Gross losses from sales	(6)	(34)	(22)
Net gains (losses) from redemptions	17	4	(1)
Impairment losses	(22)	–	–
Total debt securities	29	37	261
Equity securities:			
Gross gains from sales	–	43	1
Impairment losses	(1)	(1)	–
Total equity securities	(1)	42	1
Total realized investment gains (losses)	$ 28	$ 79	$ 262
Changes in unrealized gains (losses):			
Debt securities:			
Available for sale	$ (838)	$ (624)	$ (697)
Transferred to held to maturity	(35)	(52)	(113)
Equity securities	(3)	(45)	11
Change in unrealized gains (losses)	$ (876)	$ (721)	$ (799)

In 2007, we realized pretax gains of $28 million (after-tax, $19 million, or $.04 per diluted share) primarily as a result of securities sold or redeemed in the normal course of business. In 2006, we realized pretax gains of $79 million (after-tax, $51 million, or $.10 per diluted share) primarily as a result of bond swaps and the liquidation of equity securities held by Aflac U.S. In 2005, we realized pretax gains of $262 million (after-tax, $167 million, or $.33 per diluted share) primarily as a result of bond swaps. We began a bond-swap program in the second half of 2005 and concluded it in the first half of 2006. These bond swaps took advantage of tax loss carryforwards and also resulted in an improvement in overall portfolio credit quality and investment income. Impairment charges recognized in 2007 were $23 million, before taxes. Impairment charges in 2006 and 2005 were immaterial.

Fair values of debt securities and privately issued equity securities were determined using quotations provided by outside securities pricing sources and/or compiled using data provided by external debt and equity market sources. The data used in estimating fair value include credit spreads of comparably credit-rated securities and market quotations of securities with similar maturity and call structure characteristics. Fair values are then computed using standard industry models that provide pricing data based on a wide variety of inputs as noted above. The fair values provided by outside sources are reviewed internally for reasonableness. If a fair value appears unreasonable, the inputs are re-examined and the value is confirmed or revised. The fair values for publicly traded equity securities were determined using market quotations from the public exchange markets where the securities are principally traded.

The table below shows the gross unrealized losses and fair values of our investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31.

The unrealized losses on our investments in government and guaranteed fixed-maturity securities, which include U.S. Treasury obligations, direct obligations of U.S. government agencies, Japan government bonds, and direct obligations of Japan government agencies were caused by changes in interest rates and/or exchange rates. The contractual cash flows of these investments are guaranteed by either the U.S. or Japanese government. Furthermore, the contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because we have the ability and intent to hold these investments until a recovery of fair value, which may be maturity, we do not consider these investments to be other-than-temporarily impaired at December 31, 2007.

The unrealized losses on the other investment categories in the table below were caused by changes in interest rates, yen/dollar exchange rates, and/or increased credit spreads. For credit-related declines in market value, we begin a more focused review of the related issuer's credit ratings, financial statements and other available financial data, timeliness of payment, competitive environment and any other significant data related to the issuer. From those reviews, we evaluate the issuer's continued ability to service our investment. If, based on our reviews, we determine that the issuer has the ability to continue to service our investment, we conclude that the investment is temporarily impaired. Because we have the ability and intent to hold these investments until a recovery of fair value, which may be maturity, we do not consider these investments to be other-than-temporarily impaired at December 31, 2007.

Included in the unrealized losses on other corporate fixed-maturity securities is an unrealized loss of $33 million on Aflac

	2007						2006					
	Total		**Less than 12 months**		**12 months or longer**		Total		Less than 12 months		12 months or longer	
(In millions)	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed maturities:												
Government and guaranteed:												
Dollar-denominated	**$ 77**	**$ 1**	**$ 20**	**$ –**	**$ 57**	**$ 1**	$ 366	$ 11	$ 87	$ 1	$ 279	$ 10
Yen-denominated	**1,752**	**37**	**458**	**2**	**1,294**	**35**	1,815	48	626	2	1,189	46
Municipalities:												
Dollar-denominated	**62**	**5**	**50**	**5**	**12**	**–**	21	–	10	–	11	–
Mortgage- and asset-backed securities:												
Dollar-denominated	**297**	**14**	**181**	**7**	**116**	**7**	205	6	96	2	109	4
Yen-denominated	**30**	**–**	**–**	**–**	**30**	**–**	165	–	135	–	30	–
Collateralized debt obligations:												
Dollar-denominated	**76**	**16**	**68**	**14**	**8**	**2**	10	–	10	–	–	–
Yen-denominated	**324**	**79**	**214**	**49**	**110**	**30**	90	2	90	2	–	–
Public utilities:												
Dollar-denominated	**283**	**13**	**115**	**4**	**168**	**9**	203	6	156	4	47	2
Yen-denominated	**1,314**	**97**	**379**	**15**	**935**	**82**	1,346	64	375	3	971	61
Sovereign and supranational:												
Dollar-denominated	**28**	**2**	**28**	**2**	**–**	**–**	6	–	6	–	–	–
Yen-denominated	**1,884**	**100**	**974**	**17**	**910**	**83**	1,442	56	494	10	948	46
Banks/financial institutions:												
Dollar-denominated	**1,220**	**106**	**796**	**68**	**424**	**38**	865	21	681	13	184	8
Yen-denominated	**8,588**	**756**	**3,408**	**155**	**5,180**	**601**	6,030	386	1,502	48	4,528	338
Other corporate:												
Dollar-denominated	**1,402**	**88**	**819**	**27**	**583**	**61**	1,043	60	481	8	562	52
Yen-denominated	**3,294**	**313**	**1,528**	**67**	**1,766**	**246**	2,244	204	153	5	2,091	199
Perpetual debentures:												
Dollar-denominated	**295**	**38**	**125**	**16**	**170**	**22**	272	12	92	1	180	11
Yen-denominated	**3,463**	**457**	**609**	**39**	**2,854**	**418**	3,255	266	224	32	3,031	234
Total debt securities	**24,389**	**2,122**	**9,772**	**487**	**14,617**	**1,635**	19,378	1,142	5,218	131	14,160	1,011
Equity securities	**5**	**1**	**4**	**1**	**1**	**–**	3	–	2	–	1	–
Total temporarily impaired securities	**$ 24,394**	**$ 2,123**	**$ 9,776**	**$ 488**	**$ 14,618**	**$ 1,635**	$ 19,381	$ 1,142	$ 5,220	$ 131	$ 14,161	$ 1,011

Japan's $123 million (¥14 billion) investment in BAWAG Capital Finance Jersey II. The decline in fair value of the security was primarily caused by losses BAWAG incurred from lending to the failed U.S. brokerage house REFCO and from derivative speculation in 2000. While BAWAG's credit rating has declined from Baa3 to Ba1 (Moody's), we currently believe it is probable we will collect all amounts due according to the contractual terms of the investment. Therefore, it is expected that our investment would not be settled at a price less than the amortized cost of the investment. Also included in the unrealized losses on other corporate fixed-maturity securities is an unrealized loss of $67 million on Aflac Japan's investment of $210 million (¥24 billion) in Tollo Shipping Company S.A. Our investment is guaranteed by the issuer's parent, Compañia Sudamericana de Vapores S.A. (CSAV). The decline in fair value of the security was primarily caused by two factors: depressed revenue due to competitive pricing pressures in the container shipping industry and weaker operating margins due to sharply increased fuel costs. The contractual terms of this investment do not permit the issuer or its parent to settle the security at a price less than the amortized cost of the investment, and give priority to repayment of our investment under certain circumstances. While CSAV's credit rating has remained at BB+ (S&P), we currently believe it is probable that we will collect all amounts due according to the contractual terms of the investment. Therefore, it is expected that our investment would not be settled at a price less than the amortized cost of the investment. Because we have the intent and ability to hold these investments until recovery of fair value, which may be the investments' respective maturities, we do not consider them to be other-than-temporarily impaired at December 31, 2007.

The net effect on shareholders' equity of unrealized gains and losses from investment securities at December 31 was as follows:

(In millions)	2007	2006
Unrealized gains on securities available for sale	**$ 941**	$ 1,783
Unamortized unrealized gains on securities transferred to held to maturity	**343**	378
Deferred income taxes	**(410)**	(711)
Shareholders' equity, unrealized gains on investment securities	**$ 874**	$ 1,450

Unrealized gains on available-for-sale securities decreased primarily as a result of a higher interest-rate environment driven by wider credit spreads globally and also as a result of foreign currency effects.

We attempt to match the duration of our assets with the duration of our liabilities. The following table presents the approximate duration of our yen-denominated assets and liabilities, along with premiums, as of December 31.

(In years)	2007	2006
Yen-denominated debt securities	**13**	13
Policy benefits and related expenses to be paid in future years	**14**	13
Premiums to be received in future years on policies in force	**10**	10

Currently, when our debt securities mature, the proceeds may be reinvested at a yield below that of the interest required for the accretion of policy benefit liabilities on policies issued in earlier years. However, our strategy of developing and marketing riders to our older policies has helped offset the negative investment spread. In spite of the negative investment spreads, overall profit margins in Aflac Japan's aggregate block of business are adequate because of profits that continue to emerge from changes in mix of business and favorable mortality, morbidity and expenses.

The contractual maturities of our investments in fixed maturities at December 31, 2007, were as follows:

	Aflac Japan		Aflac U.S.	
(In millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale:				
Due in one year or less	$ 503	$ 508	$ 21	$ 21
Due after one year through five years	4,078	4,608	311	333
Due after five years through 10 years	2,524	2,814	605	652
Due after 10 years	15,056	15,105	5,424	5,600
Mortgage- and asset-backed securities	489	497	279	268
Total fixed maturities available for sale	$ 22,650	$ 23,532	$ 6,640	$ 6,874
Held to maturity:				
Due after one year through five years	$ 850	$ 904	$ –	$ –
Due after five years through 10 years	1,081	1,078	–	–
Due after 10 years	14,825	14,146	20	20
Mortgage- and asset-backed securities	43	43	–	–
Total fixed maturities held to maturity	$ 16,799	$ 16,171	$ 20	$ 20

The Parent Company has a portfolio of investment-grade available-for-sale fixed-maturity securities totaling $109 million at amortized cost and $105 million at fair value, which is not included in the table above.

Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.

We own subordinated perpetual debenture securities. These securities are subordinated to other debt obligations of the issuer, but rank higher than equity securities. Although these securities have no contractual maturity, the interest coupons that were fixed at issuance subsequently change to a floating short-term interest rate of 125 to more than 300 basis points above an appropriate market index, generally by the 25th year after issuance, thereby creating an economic maturity date. The economic maturities of our investments in perpetual debentures at December 31, 2007, were as follows:

	Aflac Japan		Aflac U.S.	
(In millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale:				
Due in one year or less	$ 291	$ 298	$ –	$ –
Due after one year through five years	61	111	15	16
Due after five years through 10 years	263	307	35	34
Due after 10 years through 15 years	268	250	–	–
Due after 15 years	3,031	2,799	308	280
Total perpetual debentures available for sale	$ 3,914	$ 3,765	$ 358	$ 330
Held to maturity:				
Due in one year or less	$ 133	$ 134	$ –	$ –
Due after one year through five years	788	816	–	–
Due after five years through 10 years	1,567	1,628	–	–
Due after 10 years through 15 years	–	–	–	–
Due after 15 years	1,497	1,356	–	–
Total perpetual debentures held to maturity	$ 3,985	$ 3,934	$ –	$ –

As part of our investment activities, we own investments in qualified special purpose entities (QSPEs). At December 31, 2007, available-for-sale QSPEs totaled $3.2 billion at fair value ($3.3 billion at amortized cost, or 6.0% of total debt securities), compared with $2.3 billion at fair value ($2.3 billion at amortized cost, or 4.7% of total debt securities) at December 31, 2006. We have no equity interests in any of the QSPEs, nor do we have control over these entities. Therefore, our loss exposure is limited to the cost of our investment.

We also own investments in variable interest entities (VIEs) totaling $2.1 billion at fair value ($2.4 billion at amortized cost, or 4.5% of total debt securities) at December 31, 2007. We are the primary beneficiary of VIEs totaling $1.3 billion at fair value ($1.6 billion at amortized cost) and have consolidated our interests in these VIEs in accordance with FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities. The activities of the VIEs that we consolidate are limited to holding debt securities and utilizing the cash flows from the debt securities to service our investments therein. The terms of these debt securities mirror the terms of the notes held by Aflac.

We have interests in VIEs in which we are not the primary beneficiary and therefore are not required to consolidate totaling $760 million at fair value ($853 million at amortized cost) as of December 31, 2007. These interests primarily consist of corporate collateralized debt obligations (CDOs). The activities of these VIEs are limited to holding underlying collateral, comprising investment-grade debt securities at the time of issuance and credit default swap (CDS) contracts on specific corporate entities and utilizing the cash flows from the collateral and CDS contracts to service our investments therein. All corporate entities covered by the CDS contracts were investment grade at the time of issuance. Our remaining VIEs that we are not required to consolidate consist of loans to financing vehicles that are irrevocably and unconditionally guaranteed by their corporate parents. These VIEs are used to raise financing for their respective parent companies in the international capital markets. The guarantors of these VIEs were investment grade at the time of issuance.

The loss on any of our VIE investments would be limited to its cost.

We lend fixed-maturity securities to financial institutions in short-term security lending transactions. These short-term security lending arrangements increase investment income with minimal risk. Our security lending policy requires that the fair value of the securities and/or cash received as collateral be 102% or more of the fair value of the loaned securities. At December 31, 2007, we had security loans outstanding with a fair value of $790 million, and we held cash in the amount of $808 million as collateral for these loaned securities. At December 31, 2006, we had security loans outstanding with a fair value of $780 million, and we held cash in the amount of $807 million as collateral for these loaned securities.

During 2007, we reclassified an investment from held to maturity to available for sale as a result of a deterioration in the issuer's creditworthiness. At the date of transfer, this debt security had an amortized cost of $169 million. The investment was subsequently sold at a realized gain of $12 million.

During 2006, we reclassified an investment from held to maturity to available for sale as a result of the issuer's credit rating downgrade. At the date of transfer, this debt security had an amortized cost of $118 million and an unrealized loss of $15 million.

During 2005, we reclassified an investment from held to maturity to available for sale as a result of the issuer's credit rating downgrade. This debt security had an amortized cost of $254 million and an unrealized loss of $46 million at the date of transfer.

4. FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of the Company's financial instruments as of December 31 were as follows:

(In millions)	2007 Carrying Value	2007 Fair Value	2006 Carrying Value	2006 Fair Value
Assets:				
Fixed-maturity securities	**$ 47,330**	**$ 46,702**	$ 42,288	$ 42,174
Perpetual debentures	**8,080**	**8,029**	8,398	8,432
Equity securities	**22**	**22**	25	25
Liabilities:				
Notes payable (excl. capitalized leases)	**1,457**	**1,452**	1,416	1,421
Cross-currency and interest rate swaps	**35**	**35**	7	7
Obligation to Japanese policyholder protection corporation	**151**	**151**	175	175

The methods of determining the fair values of our investments in debt and equity securities are described in Note 3. The fair values of notes payable with fixed interest rates were obtained from an independent financial information service. The fair values of our cross-currency swaps are the expected amounts that we would receive or pay to terminate the swaps, taking into account current interest rates, foreign currency rates and the current creditworthiness of the swap counterparties. The fair value of the obligation to the Japanese policyholder protection corporation is our estimated share of the industry's obligation calculated on a pro rata basis by projecting our percentage of the industry's premiums and reserves and applying that percentage to the total industry obligation payable in future years.

The carrying amounts for cash and cash equivalents, receivables, accrued investment income, accounts payable, cash collateral and payables for security transactions approximated their fair values due to the short-term nature of these instruments. Consequently, such instruments are not included in the above table. The preceding table also excludes liabilities for future policy benefits and unpaid policy claims as these liabilities are not financial instruments as defined by GAAP.

We have outstanding cross-currency swap agreements related to the $450 million senior notes (see Note 7). We have designated the foreign currency component of these cross-currency swaps as a hedge of the foreign currency exposure of our investment in Aflac Japan. The notional amounts and terms of the swaps match the principal amount and terms of the senior notes.

We entered into cross-currency swaps to minimize the impact of foreign currency translation on shareholders' equity and to reduce interest expense by converting the dollar-denominated principal and interest on the senior notes we issued into yen-denominated obligations. By entering into these cross-currency swaps, we have been able to reduce our interest rate from 6.5% in dollars to 1.67% in yen. See Note 1 for information on the accounting policy for cross-currency swaps.

The components of the fair value of the cross-currency and interest rate swaps were reflected as an asset or (liability) in the balance sheet as of December 31 as follows:

(In millions)	2007	2006
Interest rate component	**$ 7**	$ 6
Foreign currency component	**(47)**	(17)
Accrued interest component	**5**	4
Total fair value of cross-currency swaps and interest rate swaps	**$ (35)**	$ (7)

The following is a reconciliation of the foreign currency component of the cross-currency swaps included in accumulated other comprehensive income for the years ended December 31.

(In millions)	2007	2006	2005
Balance, beginning of year	**$ (17)**	$ (22)	$ (91)
Increase (decrease) in fair value of cross-currency swaps	**(26)**	5	54
Interest rate component not qualifying for hedge accounting reclassified to net earnings	**(4)**	–	15
Balance, end of year	**$ (47)**	$ (17)	$ (22)

We have entered into interest rate swap agreements related to the ¥20 billion variable interest rate Uridashi notes (see Note 7). By entering into these contracts, we have been able to lock in the interest rate at 1.52% in yen. We have designated these interest rate swaps as a hedge of the variability in our interest cash flows associated with the variable interest rate Uridashi notes. The notional amounts and terms of the swaps match the principal amount and terms of the variable interest rate Uridashi notes. The swaps had no value at inception. Changes in the fair value of the swap contracts are recorded in other comprehensive income. The fair value of these swaps and related changes in fair value were immaterial during the years ended December 31, 2007 and 2006.

We are exposed to credit risk in the event of nonperformance by counterparties to our cross-currency and interest rate swaps. The counterparties to our swap agreements are U.S. and Japanese financial institutions with the following credit ratings as of December 31.

(In millions)	2007		2006	
Counterparty Credit Rating	**Fair Value of Swaps**	**Notional Amount of Swaps**	Fair Value of Swaps	Notional Amount of Swaps
AA	**$ (24)**	**$ 387**	$ (7)	$ 459
A	**(11)**	**238**	–	159
Total	**$ (35)**	**$ 625**	$ (7)	$ 618

We have also designated our yen-denominated Samurai and Uridashi notes (see Note 7) as hedges of the foreign currency exposure of our investment in Aflac Japan.

5. DEFERRED POLICY ACQUISITION COSTS AND INSURANCE EXPENSES

Consolidated policy acquisition costs deferred were $1.09 billion in 2007, compared with $1.05 billion in 2006 and $1.00 billion in 2005. The following table presents a rollforward of deferred policy acquisition costs by segment for the years ended December 31.

	2007		2006	
(In millions)	**Japan**	**U.S.**	Japan	U.S.
Deferred policy acquisition costs:				
Balance, beginning of year	**$ 3,857**	**$ 2,168**	$ 3,624	$ 1,966
Capitalization	**555**	**539**	556	492
Amortization	**(318)**	**(322)**	(284)	(290)
Foreign currency translation and other	**175**	**-**	(39)	-
Balance, end of year	**$ 4,269**	**$ 2,385**	$ 3,857	$ 2,168

Commissions deferred as a percentage of total acquisition costs deferred were 74% in 2007 and 76% in both 2006 and 2005.

Personnel, compensation and benefits as a percentage of insurance expenses were 44% in both 2007 and 2006 and 41% in 2005. Advertising expense is reported as incurred in insurance expenses in the consolidated statements of earnings and was as follows for each of the three years ended December 31:

(In millions)	2007	2006	2005
Advertising expense:			
Aflac Japan	**$ 83**	$ 82	$ 87
Aflac U.S.	**95**	88	87
Total advertising expense	**$ 178**	$ 170	$ 174

Depreciation and other amortization expenses, which are included in insurance expenses in the consolidated statements of earnings, were as follows for the years ended December 31:

(In millions)	2007	2006	2005
Depreciation expense	**$ 51**	$ 44	$ 44
Other amortization expense	**14**	15	60
Total depreciation and other amortization expense*	**$ 65**	$ 59	$104

*Aflac Japan accounted for $37 in 2007, $33 in 2006 and $77 in 2005.

Other amortization expense in 2005 included the write-down of previously capitalized systems development costs for Aflac Japan's administration system ($46 million before taxes).

6. POLICY LIABILITIES

Our policy liabilities primarily include future policy benefits and unpaid policy claims, which accounted for 90% and 5% of total policy liabilities at December 31, 2007, respectively. We regularly review the adequacy of our policy liabilities in total and by component. The liability for future policy benefits as of December 31 consisted of the following:

		Liability Amounts		Interest Rates	
(In millions)	Policy Issue Year	**2007**	2006	Year of Issue	In 20 Years
Health insurance:					
Japan:	2005 - 2007	**$ 284**	$ 148	1.85% - 2.5%	1.85% - 2.5%
	1999 - 2007	**6,345**	5,010	3.0	3.0
	1997 - 1999	**2,650**	2,426	3.5	3.5
	1995 - 1996	**283**	259	4.0	4.0
	1994 - 1996	**3,810**	3,493	4.5	4.5
	1987 - 1994	**17,100**	15,911	5.25 - 5.5	5.25 - 5.5
	1978 - 1986	**4,208**	4,007	6.5 - 6.75	5.5
	1974 - 1979	**859**	853	7.0	5.0
U.S.:	2005 - 2007	**1,107**	648	5.5	5.5
	1998 - 2004	**1,023**	961	7.0	7.0
	1988 - 2004	**1,057**	1,026	8.0	6.0
	1986 - 2004	**1,377**	1,379	6.0	6.0
	1985 - 1986	**25**	26	6.5	6.5
	1981 - 1986	**210**	217	7.0	5.5
	Other	**31**	33		
Life insurance:					
Japan:	2007	**41**	-	2.75	2.75
	2006 - 2007	**130**	24	2.5	2.5
	2001 - 2007	**485**	98	1.65 - 1.85	1.65 - 1.85
	1999 - 2007	**1,155**	1,104	3.0	3.0
	1997 - 2007	**619**	572	3.5	3.5
	1994 - 1996	**948**	886	4.0	4.0
	1985 - 1993	**1,798**	1,656	5.25 - 5.65	5.25 - 5.65
U.S.:	1956 - 2006	**130**	104	4.0 - 6.0	4.0 - 6.0
Total		**$ 45,675**	$ 40,841		

The weighted-average interest rates reflected in the consolidated statements of earnings for future policy benefits for Japanese policies were 4.6% in 2007, 4.7% in 2006 and 4.8% in 2005; and for U.S. policies, 6.2% in 2007, 6.3% in 2006 and 6.4% in 2005.

Changes in the liability for unpaid policy claims were as follows for the years ended December 31:

(In millions)	2007	2006	2005
Unpaid supplemental health claims, beginning of year	**$ 2,293**	$ 2,375	$ 2,230
Add claims incurred during the year related to:			
Current year	**5,225**	5,045	5,203
Prior years	**(401)**	(516)	(401)
Total incurred	**4,824**	4,529	4,802
Less claims paid during the year on claims incurred during:			
Current year	**3,600**	3,435	3,352
Prior years	**1,257**	1,162	1,106
Total paid	**4,857**	4,597	4,458
Effect of foreign exchange rate changes on unpaid claims	**72**	(14)	(199)
Unpaid supplemental health claims, end of year	**2,332**	2,293	2,375
Unpaid life claims, end of year	**123**	97	129
Total liability for unpaid policy claims	**$ 2,455**	$ 2,390	$ 2,504

The incurred claims development related to prior years reflects favorable development in the unpaid policy claims liability previously provided for. There are no additional or return of premium considerations associated with that development.

7. NOTES PAYABLE

A summary of notes payable as of December 31 follows:

(In millions)	2007	2006
6.50% senior notes due April 2009	$ 450	$ 450
Yen-denominated Uridashi notes:		
1.52% notes due September 2011 (principal amount ¥15 billion)	131	126
2.26% notes due September 2016 (principal amount ¥10 billion)	88	84
Variable interest rate notes due September 2011 (1.32% at December 2007, principal amount ¥20 billion)	175	168
Yen-denominated Samurai notes:		
.96% notes paid June 2007 (principal amount ¥30 billion)	-	252
.71% notes due July 2010 (principal amount ¥40 billion)	350	336
1.87% notes due June 2012 (principal amount ¥30 billion)	263	-
Capitalized lease obligations payable through 2013	8	10
Total notes payable	$1,465	$1,426

In February 2006, the Parent Company filed a Shelf Registration Statement (SRS) with Japanese regulatory authorities to issue up to ¥100 billion of yen-denominated Samurai notes in Japan. In June 2007, the Parent Company issued yen-denominated Samurai notes totaling ¥30 billion. We used the net proceeds of these Samurai notes to pay in full the .96% Samurai notes that were issued in 2002 and matured in June 2007. These Samurai notes issued by the Parent Company in 2007 and those issued in 2005 each have five year maturities. Each series of Samurai notes pays interest semiannually, may only be redeemed prior to maturity upon the occurrence of a tax event as specified in the respective bond agreement and is not available to U.S. persons.

In August 2006, the Parent Company filed an SRS with Japanese regulatory authorities to issue up to ¥100 billion of yen-denominated Uridashi notes in Japan. In September 2006, the Parent Company issued three tranches of Uridashi notes totaling ¥45 billion. The first tranche totaled ¥15 billion and has a five-year maturity. The second tranche totaled ¥10 billion and has a 10-year maturity. The third tranche totaled ¥20 billion and has a five-year maturity and a variable interest coupon of six-month yen LIBOR plus a spread. We have entered into interest rate swaps related to the ¥20 billion variable interest rate notes (see Note 4). Each tranche of Uridashi notes pays interest semiannually, may only be redeemed prior to maturity upon the occurrence of a tax event as specified in the respective bond agreement and is not available to U.S. persons. If issued, the ¥55 billion of Uridashi notes remaining under the August 2006 SRS will not be available to U.S. persons.

For our yen-denominated loans, the principal amount as stated in dollar terms will fluctuate from period to period due to changes in the yen/dollar exchange rate. We have designated all of our yen-denominated notes payable as a hedge of the foreign currency exposure of our investment in Aflac Japan. We have also designated the interest rate swaps on our variable interest rate Uridashi notes as a hedge of the variability in our interest cash flows associated with these notes.

In 1999, we issued $450 million of senior notes. These notes pay interest semiannually and are redeemable at our option at any time with a redemption price equal to the principal amount of the notes redeemed plus a make-whole premium. We have entered into cross-currency swaps related to these notes (see Note 4).

The aggregate contractual maturities of notes payable during each of the years after December 31, 2007, are as follows:

(In millions)	Long-term Debt	Capitalized Lease Obligations	Total Notes Payable
2008	$ –	$ 3	$ 3
2009	450	2	452
2010	350	2	352
2011	306	1	307
2012	263	–	263
Thereafter	88	–	88
Total	$ 1,457	$ 8	$ 1,465

We were in compliance with all of the covenants of our notes payable at December 31, 2007. No events of default or defaults occurred during 2007 and 2006.

8. INCOME TAXES

The components of income tax expense (benefit) applicable to pretax earnings for the years ended December 31 were as follows:

(In millions)	Japan	U.S.	Total
2007:			
Current	**$ 450**	**$ 98**	**$ 548**
Deferred	**222**	**95**	**317**
Total income tax expense	**$ 672**	**$ 193**	**$ 865**
2006:			
Current	$ 398	$ 21	$ 419
Deferred	229	133	362
Total income tax expense	$ 627	$ 154	$ 781
2005:			
Current	$ 485	$ 14	$ 499
Deferred	159	119	278
Release of valuation allowance on deferred tax assets	–	(34)	(34)
Total income tax expense	$ 644	$ 99	$ 743

Income tax expense in the accompanying statements of earnings varies from the amount computed by applying the expected U.S. tax rate of 35% to pretax earnings. The table at the top of the following page presents the principal reasons for the differences and the related tax effects for the years ended December 31.

(In millions)	2007	2006	2005
Income taxes based on U.S. statutory rates	**$ 875**	$ 792	$ 779
Utilization of foreign tax credit carryforwards	**(23)**	(21)	(20)
Release of valuation allowance on deferred tax assets	**-**	–	(34)
Nondeductible expenses	**11**	10	10
Other, net	**2**	–	8
Income tax expense	**$ 865**	$ 781	$ 743

Total income tax expense for the years ended December 31, was allocated as follows:

(In millions)	2007	2006	2005
Statements of earnings	**$ 865**	$ 781	$ 743
Other comprehensive income:			
Change in unrealized foreign currency translation gains (losses) during year	**(82)**	10	188
Pension liability adjustment during year	**5**	3	(2)
Unrealized gains (losses) on investment securities:			
Unrealized holding gains (losses) arising during year	**(291)**	(226)	(206)
Reclassification adjustment for realized (gains) losses included in net earnings	**(10)**	(28)	(95)
Total income tax expense (benefit) allocated to other comprehensive income	**(378)**	(241)	(115)
Additional paid-in capital (exercise of stock options)	**(51)**	(18)	(37)
Adoption of SFAS 158	**-**	(25)	–
Total income taxes	**$ 436**	$ 497	$ 591

Changes in unrealized foreign currency translation gains/losses included a deferred income tax benefit of $55 million in 2007, compared with a deferred income tax expense of $11 million in 2006 and $122 million in 2005.

The income tax effects of the temporary differences that gave rise to deferred income tax assets and liabilities as of December 31 were as follows:

(In millions)	2007	2006
Deferred income tax liabilities:		
Deferred policy acquisition costs	**$ 1,847**	$ 1,680
Unrealized gains on investment securities	**92**	596
Difference in tax basis of investment in Aflac Japan	**6**	25
Other basis differences in investment securities	**528**	314
Premiums receivable	**143**	135
Policy benefit reserves	**302**	131
Other	**178**	154
Total deferred income tax liabilities	**3,103**	3,035
Deferred income tax assets:		
Depreciation	**102**	92
Policyholder protection corporation obligation	**56**	66
Unfunded retirement benefits	**43**	45
Other accrued expenses	**49**	55
Tax credit carryforwards	**-**	80
Policy and contract claims	**76**	61
Unrealized exchange loss on yen-denominated notes payable	**57**	35
Deferred compensation	**85**	81
Other	**416**	237
Total deferred income tax assets	**884**	752
Net deferred income tax liability	**2,229**	2,283
Current income tax liability	**302**	179
Total income tax liability	**$ 2,531**	$ 2,462

A valuation allowance is provided when it is more likely than not that deferred tax assets will not be realized. In prior years, we established valuation allowances primarily for alternative minimum tax credit and noninsurance loss carryforwards that exceeded projected future offsets. Under U.S. income tax rules, only 35% of noninsurance losses can be offset against life insurance taxable income each year.

We received regulatory approval for a change in the allocation of expenses under the management fee agreement between Aflac and the Parent Company in 2005. This enabled the Parent Company to fully utilize its tax-basis, non-life operating losses and therefore release the valuation allowance on the associated deferred tax assets, resulting in a benefit of $34 million ($.07 per diluted share) in 2005. For current U.S. income tax purposes, there were no alternative minimum tax credit carryforwards at December 31, 2007.

We file federal income tax returns in the United States and Japan as well as state or prefecture income tax returns in various jurisdictions in the two countries. U.S. federal and state income tax returns for years before 2002 are no longer subject to examination. We have been examined through March 31, 2004, for Japanese tax purposes.

We adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), on January 1, 2007 (see Note 1). There was no change in the liability for unrecognized tax benefits as a result of the implementation of FIN 48 and therefore no adjustment to retained earnings upon adoption. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In millions)	
Balance at January 1, 2007	$ 43*
Additions for tax positions of prior years	18
Reductions for tax positions of prior years	(11)
Balance at December 31, 2007	$ 50*

*Amounts do not include tax deductions of $14 at January 1, 2007, and $18 at December 31, 2007.

Included in the balance of the liability for unrecognized tax benefits at December 31, 2007, are $51 million of tax positions for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate, but would accelerate the payment of cash to the taxing authority to an earlier period. The Company has accrued approximately $2 million for permanent uncertainties, which if reversed would not have a material effect on the annual effective rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. We recognized approximately $3 million in interest and penalties in 2007, compared with $2 million in 2006 and $1 million in 2005. The Company has accrued approximately $32 million for the payment of interest and penalties as of December 31, 2007, compared with $29 million a year ago.

As of December 31, 2007, there were no material uncertain tax positions for which the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

9. SHAREHOLDERS' EQUITY

The following table is a reconciliation of the number of shares of the Company's common stock for the years ended December 31.

(In thousands of shares)	2007	2006	2005
Common stock - issued:			
Balance, beginning of year	**655,715**	654,522	652,628
Exercise of stock options	**2,889**	1,193	1,894
Balance, end of year	**658,604**	655,715	654,522
Treasury stock:			
Balance, beginning of year	**163,165**	155,628	149,020
Purchases of treasury stock:			
Open market	**11,073**	10,265	10,000
Other	**559**	55	245
Dispositions of treasury stock:			
Shares issued to AFL Stock Plan	**(1,400)**	(1,461)	(1,476)
Exercise of stock options	**(1,206)**	(1,240)	(2,127)
Other	**(117)**	(82)	(34)
Balance, end of year	**172,074**	163,165	155,628
Shares outstanding, end of year	**486,530**	492,550	498,894

Outstanding share-based awards are excluded from the calculation of weighted-average shares used in the computation of basic earnings per share. Stock options to purchase approximately 1.7 million shares, on a weighted-average basis, as of December 31, 2007, were considered to be anti-dilutive and were excluded from the calculation of diluted earnings per share, compared with 1.8 million shares in 2006 and 2.5 million in 2005. The weighted-average shares used in calculating earnings per share for the years ended December 31 were as follows:

(In thousands of shares)	2007	2006	2005
Weighted-average outstanding shares used for calculating basic EPS	**487,869**	495,614	500,939
Dilutive effect of share-based awards	**6,102**	6,213	6,765
Weighted-average outstanding shares used for calculating diluted EPS	**493,971**	501,827	507,704

Share Repurchase Program: In 2004, the Board of Directors authorized the purchase of 30.0 million shares of our common stock. We exhausted that authorization during the second quarter of 2007. In 2006, the Board of Directors authorized the purchase of 30.0 million shares of our common stock. As of December 31, 2007, approximately 25.6 million shares were available for purchase under the 2006 share repurchase authorization. In January 2008, the Board authorized the purchase of an additional 30.0 million shares of our common stock.

Voting Rights: In accordance with the Parent Company's articles of incorporation, shares of common stock are generally entitled to one vote per share until they have been held by the same beneficial owner for a continuous period of 48 months, at which time they become entitled to 10 votes per share.

10. SHARE-BASED TRANSACTIONS

As of December 31, 2007, the Company has outstanding share-based awards under two long-term incentive compensation plans.

The first plan, which expired in February 2007, is a stock option plan which allowed grants for incentive stock options (ISOs) to employees and non-qualifying stock options (NQSOs) to employees and non-employee directors. The options have a term of 10 years and generally vest after three years. The strike price of options granted under this plan is equal to the fair market value of a share of the Company's common stock at the date of grant. Options granted before the plan's expiration date remain outstanding in accordance with their terms.

The second long-term incentive compensation plan allows awards to Company employees for ISOs, NQSOs, restricted stock, restricted stock units, and stock appreciation rights.

Non-employee directors are eligible for grants of NQSOs, restricted stock, and stock appreciation rights. Generally, the awards vest based upon time-based conditions or time- and performance-based conditions. Performance-based vesting conditions generally include the attainment of goals related to Company financial performance. As of December 31, 2007, approximately 22.6 million shares were available for future grants under this plan, and the only performance-based awards issued and outstanding were restricted stock awards.

Share-based awards granted to U.S.-based grantees are settled upon exercise with authorized but unissued Company stock, while those issued to Japan-based grantees are settled upon exercise with treasury shares.

The following table presents the expense recognized in connection with share-based awards for the periods ended December 31.

(In millions, except for per-share amounts)	2007	2006	2005
Earnings from continuing operations	**$ 42**	$ 35	$ 32
Earnings before income taxes	**42**	35	32
Net earnings	**29**	25	23
Net earnings per share:			
Basic	**$ .06**	$ .05	$ .05
Diluted	**.06**	.05	.05

We estimate the fair value of each stock option granted using the Black-Scholes-Merton multiple option approach. Expected volatility is based on historical periods generally commensurate with the estimated term of options. We use historical data to estimate option exercise and termination patterns within the model. Separate groups of employees that have similar historical exercise patterns are stratified and considered separately for valuation purposes. The expected term of options granted is derived from the output of our option model and represents the weighted-average period of time that options granted are expected to be outstanding. We base the risk-free interest rate on the Treasury note rate with a term comparable to that of the estimated term of options. The weighted-average fair value of options at their grant date was $16.06 for 2007, compared with $15.28 for 2006 and $13.40 in 2005. The following table presents the assumptions used in valuing options granted during the years ended December 31.

	2007	2006	2005
Expected term (years)	**7.4**	6.7	6.6
Expected volatility	**25.0%**	28.0%	28.0%
Annual forfeiture rate	**.8**	.8	.8
Risk-free interest rate	**4.7**	4.5	4.0
Dividend yield	**1.3**	1.1	1.1

The following table summarizes stock option activity.

(In thousands of shares)	Option Shares	Weighted-Average Exercise Price Per Share
Outstanding at December 31, 2004	22,087	$ 23.86
Granted in 2005	2,107	41.01
Canceled in 2005	(230)	35.36
Exercised in 2005	(3,983)	14.50
Outstanding at December 31, 2005	19,981	27.40
Granted in 2006	2,456	45.08
Canceled in 2006	(90)	39.72
Exercised in 2006	(2,241)	18.61
Outstanding at December 31, 2006	**20,106**	**30.48**
Granted in 2007	**1,244**	**49.35**
Canceled in 2007	**(133)**	**43.64**
Exercised in 2007	**(4,640)**	**20.94**
Outstanding at December 31, 2007	**16,577**	**$ 34.46**

(In thousands of shares)	2007	2006	2005
Shares exercisable, end of year	**12,653**	16,094	14,603

The following table summarizes information about stock options outstanding and exercisable at December 31, 2007.

(In thousands of shares)	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Wgtd.-Avg. Remaining Contractual Life (Yrs.)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 15.05 – $ 23.23	2,942	2.1	$ 21.77	2,942	$ 21.77
23.41 – 29.34	2,953	3.3	26.58	2,953	26.58
29.66 – 31.71	2,576	5.1	31.21	2,576	31.21
31.73 – 40.30	2,044	6.8	38.26	1,239	37.89
40.33 – 44.08	3,129	7.1	41.84	2,590	41.55
44.09 – 62.64	2,933	8.8	47.47	353	47.25
$ 15.05 – $ 62.64	16,577	5.5	$ 34.46	12,653	$ 31.15

As of December 31, 2007, the aggregate intrinsic value of stock options outstanding was $467 million, with a weighted-average remaining term of 5.5 years. The aggregate intrinsic value of stock options exercisable at that same date was $398 million, with a weighted-average remaining term of 4.6 years. The total intrinsic value of stock options exercised during the year ended December 31, 2007, was $154 million, compared with $62 million in 2006 and $114 million in 2005. We received cash from the exercise of stock options in the amount of $52 million in 2007, compared with $38 million in 2006 and $49 million in 2005. The tax benefit realized as a result of stock option exercises was $51 million in 2007, $19 million in 2006 and $37 million in 2005.

The value of restricted stock awards is based on the fair market value of our common stock at the date of grant. The following table summarizes restricted stock activity during the years ended December 31.

(In thousands of shares)	Shares	Weighted-Average Grant-Date Fair Value
Restricted stock at December 31, 2004	2	$ 39.98
Granted in 2005	274	39.55
Canceled in 2005	(6)	38.75
Vested in 2005	–	–
Restricted stock at December 31, 2005	270	39.58
Granted in 2006	357	46.96
Canceled in 2006	(8)	42.92
Vested in 2006	(6)	38.75
Restricted stock at December 31, 2006	**613**	**43.84**
Granted in 2007	**391**	**48.43**
Canceled in 2007	**(21)**	**45.88**
Vested in 2007	**(9)**	**42.06**
Restricted stock at December 31, 2007	**974**	**$ 45.65**

As of December 31, 2007, total compensation cost not yet recognized in our financial statements related to restricted stock awards was $20 million, of which $9 million (492 thousand shares) was related to share-based awards with a performance-based vesting condition. We expect to recognize these amounts over a weighted-average period of approximately 1.3 years. There are no other contractual terms covering restricted stock awards once vested.

11. STATUTORY ACCOUNTING AND DIVIDEND RESTRICTIONS

Our insurance subsidiary is required to report its results of operations and financial position to state insurance regulatory authorities on the basis of statutory accounting practices prescribed or permitted by such authorities.

As determined on a U.S. statutory accounting basis, Aflac's net income was $1.8 billion in 2007, $1.7 billion in 2006 and $1.3 billion in 2005. Capital and surplus was $4.2 billion at both December 31, 2007 and December 31, 2006.

Net assets of the insurance subsidiaries aggregated $9.1 billion at December 31, 2007, on a GAAP basis, compared with $9.3 billion a year ago. Aflac Japan accounted for $6.0 billion, or 66.8%, of these net assets, compared with $5.7 billion, or 62.0%, at December 31, 2006.

Reconciliations of Aflac's net assets on a GAAP basis to capital and surplus determined on a U.S. statutory accounting basis as of December 31 were as follows:

(In millions)	2007	2006
Net assets on GAAP basis	**$ 9,050**	$ 9,266
Adjustment of carrying values of investments	**(1,283)**	(2,153)
Elimination of deferred policy acquisition costs	**(6,540)**	(5,922)
Adjustment to policy liabilities	**1,928**	1,526
Adjustment to deferred income taxes	**1,813**	2,124
Other, net	**(760)**	(655)
Capital and surplus on U.S. statutory accounting basis	**$ 4,208**	$ 4,186

Aflac Japan must report its results of operations and financial position to the Japanese Financial Services Agency (FSA) on a Japanese regulatory accounting basis as prescribed by the FSA. Capital and surplus (unaudited) of Aflac Japan, based on Japanese regulatory accounting practices, aggregated $2.5 billion at December 31, 2007, and $2.6 billion at December 31, 2006. Japanese regulatory accounting practices differ in many respects from U.S. GAAP. Under Japanese regulatory accounting practices, policy acquisition costs are charged off immediately; deferred income tax liabilities are recognized on a different basis; policy benefit and claim reserving methods and assumptions are different; the carrying value of securities transferred to held to maturity is different; policyholder protection corporation obligations are not accrued; and premium income is recognized on a cash basis.

The Parent Company depends on its subsidiaries for cash flow, primarily in the form of dividends and management fees. Consolidated retained earnings in the accompanying financial statements largely represent the undistributed earnings of our insurance subsidiary. Amounts available for dividends, management fees and other payments to the Parent Company by its insurance subsidiary may fluctuate due to different accounting methods required by regulatory authorities. These payments are also subject to various regulatory restrictions and approvals related to safeguarding the interests of insurance policyholders. Our insurance subsidiary must maintain adequate risk-based capital for U.S. regulatory authorities and our Japan branch must maintain adequate solvency margins for Japanese regulatory authorities. Additionally, the maximum amount of dividends that can be paid to the Parent Company by Aflac without prior approval of Nebraska's director of insurance is the greater of the net gain from operations, which excludes net realized investment gains, for the previous year determined under statutory accounting principles, or 10% of statutory capital and surplus as of the previous year-end. Dividends declared by Aflac during 2008 in excess of $1.7 billion would require such approval. Dividends declared by Aflac during 2007 were $1.4 billion.

A portion of Aflac Japan earnings, as determined on a Japanese regulatory accounting basis, can be repatriated each year to Aflac U.S. after complying with solvency margin provisions and satisfying various conditions imposed by Japanese regulatory authorities for protecting policyholders. Profit repatriations to the United States can fluctuate due to changes in the amounts of Japanese regulatory earnings. Among other items, factors affecting regulatory earnings include Japanese regulatory accounting practices and fluctuations in currency translation of Aflac Japan's dollar-denominated investments and related investment income into yen. Profits repatriated by Aflac Japan to Aflac U.S. were as follows for the years ended December 31:

	In Dollars			In Yen		
(In millions of dollars and billions of yen)	**2007**	2006	2005	**2007**	2006	2005
Profit repatriation	**$ 567**	$ 442	$ 374	**¥ 67.8**	¥ 50.0	¥ 41.2

12. BENEFIT PLANS

Our basic employee defined-benefit pension plans cover substantially all of our full-time employees in the United States and Japan. At December 31, 2007, other liabilities included a liability for both plans in the amount of $82 million, compared with $102 million a year ago. We plan to make contributions of $20 million to the U.S. plan and $12 million to the Japanese plan in 2008.

On December 31, 2006, we adopted the recognition and disclosure provisions and early adopted the measurement date provisions of SFAS 158. SFAS 158 requires the recognition of the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of our benefit plans in our financial statements, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs or credits, as applicable, and the unrecognized transition asset remaining from the initial adoption of SFAS 87, all of which were previously netted against the plan's funded status in the past under the provisions of SFAS 87. These amounts will be subsequently recognized as net periodic pension cost over future periods consistent with our historical accounting policy for amortizing such amounts. Further, the components of the benefit obligations that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods are recognized as a component of other comprehensive income. Those amounts will also be subsequently recognized as a component of net periodic pension cost as previously described. The adoption of SFAS 158 had no effect on our net earnings for any period presented, and it will not affect our operating results in future periods.

The following table summarizes the amounts included in accumulated other comprehensive income as of December 31.

	2007		2006	
(In millions)	**Japan**	**U.S.**	Japan	U.S.
Net loss	**$ 36**	**$ 47**	$ 35	$ 62
Prior service cost (credit)	**(4)**	**1**	(4)	1
Transition obligation	**2**	**-**	2	-
Total	**$ 34**	**$ 48**	$ 33	$ 63

No prior service costs or credits arose during 2007 and the amounts of prior service costs and credits as well as transition obligation amortized to expense were immaterial for the years ended December 31, 2007 and 2006. Amortization of actuarial losses to expense in 2008 is estimated to be $1 million for the Japanese plan and $2 million for the U.S. plan, while the amortization of prior service costs and credits are expected to be negligible.

The following table summarizes the amounts recognized in other comprehensive income for the year ended December 31, 2007.

	2007	
(In millions)	**Japan**	**U.S.**
Net loss (gain)	**$ 2**	**$(11)**
Amortization of net loss	**(1)**	**(4)**
Total	**$ 1**	**$(15)**

Reconciliations of the funded status of the basic employee defined-benefit pension plans with amounts recognized in the consolidated balance sheets as of December 31 were as follows:

	2007		2006	
(In millions)	**Japan**	**U.S.**	Japan	U.S.
Projected benefit obligation:				
Benefit obligation, beginning of year	**$110**	**$ 184**	$ 104	$ 162
Adoption of SFAS 158	**-**	**-**	-	3
Service cost	**9**	**10**	8	9
Interest cost	**3**	**10**	3	9
Actuarial loss (gain)	**-**	**(14)**	(1)	4
Benefits paid	**(2)**	**(4)**	(3)	(3)
Effect of foreign exchange rate changes	**5**	**-**	(1)	-
Benefit obligation, end of year	**125**	**186**	110	184
Plan assets:				
Fair value of plan assets, beginning of year	**66**	**126**	47	95
Adoption of SFAS 158	**-**	**-**	-	2
Actual return on plan assets	**-**	**8**	3	12
Employer contribution	**11**	**20**	20	20
Benefits paid	**(2)**	**(4)**	(3)	(3)
Effect of foreign exchange rate changes	**4**	**-**	(1)	-
Fair value of plan assets, end of year	**79**	**150**	66	126
Funded status	**$ (46)**	**$ (36)**	$ (44)	$ (58)
Accumulated benefit obligation	**$106**	**$ 139**	$ 93	$ 137

The composition of plan assets as of December 31 was as follows:

	2007		2006	
	Japan	**U.S.**	Japan	U.S.
Equity securities	**36%**	**79%**	39%	65%
Fixed-income securities	**64**	**17**	61	34
Cash and cash equivalents	**-**	**1**	-	1
Other	**-**	**3**	-	-
Total	**100%**	**100%**	100%	100%

Equity securities held by our U.S. plan included $4 million (2.5% of plan assets) of Aflac Incorporated common stock at December 31, 2007, compared with $3 million (2.2% of plan assets) at December 31, 2006. Target asset allocations for U.S. plan assets are 60% to 65% equity securities, 35% to 40% fixed-income securities and 0% to 3% cash and cash equivalents. Target asset allocations for Japanese plan assets are 34% equity securities and 66% fixed-income securities. As discussed below, the investment strategy of our pension plans is long-term in nature.

The investment objective of our U.S. and Japanese plans is to preserve the purchasing power of the plan's assets and earn a reasonable inflation adjusted rate of return over the long term. Furthermore, we seek to accomplish these objectives in a manner that allows for the adequate funding of plan benefits and expenses. In order to achieve these objectives, our goal is to maintain a conservative, well-diversified and balanced portfolio of high-quality equity, fixed-income and money market securities. As a part of our strategy, we have established strict policies covering quality, type and concentration of investment securities. For our U.S. plan, these policies prohibit investments in precious metals, limited partnerships, venture capital, and direct investments in real estate. We are also prohibited from trading on margin. For our Japanese plan, these policies include limitations on investments in derivatives including futures, options and swaps, and low-liquidity investments such as real estate, venture capital investments, and privately issued securities.

We monitor the U.S. plan's performance over a three- to five-year period utilizing shorter time frame performance measures to identify trends. We review investment performance and compliance with stated investment policies and practices on a quarterly basis. The specific investment objectives for the U.S. pension plan are: to exceed a composite of asset class target returns, weighted according to the plan's target asset allocation; and to outperform the median fund from a universe of similarly managed corporate pension funds. Both objectives are measured over a rolling three- to five-year period. We monitor the Japanese plan's asset allocation and compliance with stated investment policies and practices. The Japanese plan's performance is reviewed on a quarterly basis by asset allocation. The specific investment objective for the Japanese plan is to outperform the projected long-term rate of return used to determine the Japanese plan's pension obligation.

Expected future benefit payments for the U.S. and Japanese plans are as follows:

(In millions)	Japan	U.S.
2008	$3	$4
2009	3	4
2010	3	5
2011	4	5
2012	4	6
2013 - 2017	24	38

The components of retirement expense and actuarial assumptions for the Japanese and U.S. pension plans for the years ended December 31 were as follows:

	2007		2006		2005	
(In millions)	**Japan**	**U.S.**	Japan	U.S.	Japan	U.S.
Components of net periodic benefit cost:						
Service cost	**$ 9**	**$ 10**	$ 8	$ 9	$ 9	$ 7
Interest cost	**3**	**10**	3	9	3	8
Expected return on plan assets	**(2)**	**(10)**	(1)	(7)	(1)	(6)
Amortization of net loss	**1**	**4**	2	3	2	2
Net periodic benefit cost	**$ 11**	**$ 14**	$ 12	$ 14	$ 13	$ 11
Weighted-average actuarial assumptions used in the calculations:						
Discount rate – net periodic benefit cost	**2.5%**	**5.5%**	2.5%	5.5%	2.5%	6.0%
Discount rate – benefit obligations	**2.5**	**6.0**	2.5	5.5	2.5	5.5
Expected long-term return on plan assets	**2.5**	**8.0**	2.5	8.0	2.5	8.0
Rate of compensation increase	**N/A***	**4.0**	N/A*	4.0	N/A*	4.0

*Not applicable

In Japan, participant salary and future salary increases are not factors in determining pension benefit cost or the related pension benefit obligation.

We base the long-term rate of return on U.S. plan assets on the historical rates of return over the last 15 years and the expectation of similar returns over the long-term investment goals and objectives of U.S. plan assets. We base the long-term rate of return on the Japanese plan assets on the historical rates of return over the last 10 years.

In addition to the benefit obligations for funded employee plans, we also maintain unfunded supplemental retirement plans for certain officers and beneficiaries. Retirement expense for these unfunded supplemental plans was $5 million in 2007, $16 million in 2006 and $20 million in 2005. The accrued retirement liability for the unfunded supplemental retirement plans was $204 million at December 31, 2007, compared with $209 million a year ago. The assumptions used in the valuation of these plans were the same as for the funded plans.

Stock Bonus Plan: Aflac U.S. maintains a stock bonus plan for eligible U.S. sales associates. Plan participants receive shares of Aflac Incorporated common stock based on their new annualized premium sales and their first-year persistency of substantially all new insurance policies. The cost of this plan, which is included in deferred policy acquisition costs, amounted to $45 million in 2007, $40 million in 2006 and $37 million in 2005.

13. COMMITMENTS AND CONTINGENT LIABILITIES

We have three outsourcing agreements with IBM. The first agreement provides mainframe computer operations and support for Aflac Japan. It has a remaining term of eight years and an aggregate remaining cost of ¥24.4 billion ($213 million using the December 31, 2007, exchange rate). The second agreement provides distributed computer operations and support for Aflac Japan. It has a remaining term of eight years and an aggregate remaining cost of ¥30.4 billion ($266 million using the December 31, 2007, exchange rate). The third agreement provides application maintenance and development services for Aflac Japan. It has a remaining term of five years and an aggregate remaining cost of ¥8.8 billion ($77 million using the December 31, 2007, exchange rate).

We have entered into two additional outsourcing agreements to provide application maintenance and development services for our Japanese operation. The first agreement with Accenture has a remaining term of six years with an aggregate remaining cost of ¥4.7 billion ($41 million using the December 31, 2007, exchange rate). The second agreement with NTT DATA has a remaining term of three years with an aggregate remaining cost of ¥1.0 billion ($9 million using the December 31, 2007, exchange rate).

We lease office space and equipment under agreements that expire in various years through 2022. Future minimum lease payments due under non-cancelable operating leases at December 31, 2007, were as follows:

(In millions)	
2008	$ 46
2009	22
2010	13
2011	11
2012	10
Thereafter	43
Total future minimum lease payments	$ 145

In 2005, we announced a multiyear building project for additional office space in Columbus, Georgia. The initial phase was completed in 2007 at a cost of $27 million. The second phase of the expansion is to be completed in 2009 and is expected to cost approximately $48 million.

We are a defendant in various lawsuits considered to be in the normal course of business. Members of our senior legal and financial management teams review litigation on a quarterly and annual basis. The final results of any litigation cannot be predicted with certainty. Although some of this litigation is pending in states where large punitive damages, bearing little relation to the actual damages sustained by plaintiffs, have been awarded in recent years, we believe the outcome of pending litigation will not have a material adverse effect on our financial position, results of operations, or cash flows.

14. SUPPLEMENTARY INFORMATION

(In millions)	2007	2006	2005
Supplemental disclosures of cash flow information:			
Income taxes paid	**$ 416**	$ 569	$ 360
Interest paid	**26**	15	21
Impairment losses included in realized investment gains (losses)	**22**	1	–
Noncash financing activities:			
Capitalized lease obligations	**1**	9	4
Dividends declared	**(91)**	91	–
Treasury stock issued for:			
Associate stock bonus	**38**	35	33
Shareholder dividend reinvestment	**19**	15	11
Share-based compensation grants	**2**	2	1

15. SUBSEQUENT EVENTS

On February 4, 2008, we entered into an agreement for an accelerated share repurchase (ASR) program with an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch). Under the agreement, we purchased 12.5 million shares of our outstanding common stock at $60.58 per share for a total purchase price of $757 million. The repurchase was funded with internal capital. The shares were acquired as a part of previously announced share repurchase authorizations by our board of directors and will be held in treasury. Under the agreement, Merrill Lynch plans to purchase shares of our common stock in the open market from time to time until it has acquired a number of shares equivalent to the number of shares we purchased from Merrill Lynch. At the end of this period, we may receive, or may be required to remit, a purchase price adjustment based upon the volume weighted average price of our common stock during the ASR program period. Under the terms of the ASR, we may elect to receive or pay any settlement amount in cash or shares of our common stock at our option. The completion and settlement of the ASR program is expected to occur during the second quarter of 2008, although the settlement may occur before the second quarter at Merrill Lynch's option.

Auditors' Report

Report of Independent Registered Public Accounting Firm

The shareholders and board of directors of Aflac Incorporated:

We have audited the accompanying consolidated balance sheets of Aflac Incorporated and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of earnings, shareholders' equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aflac Incorporated and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, as of January 1, 2006. Additionally, as discussed in Notes 1 and 12 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)*, as of December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Aflac Incorporated and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2008, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Atlanta, Georgia
February 28, 2008

Unaudited Consolidated Quarterly Financial Data

In management's opinion, this quarterly financial information fairly presents the results of operations for such periods and is prepared on a basis consistent with our annual audited financial statements.

(In millions, except for per-share amounts)	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Premium income	**$3,156**	**$3,162**	**$3,260**	**$3,395**
Net investment income	**566**	**572**	**592**	**604**
Realized investment gains (losses)	**13**	**15**	**1**	**(1)**
Other income	**16**	**15**	**8**	**20**
Total revenues	**3,751**	**3,764**	**3,861**	**4,018**
Total benefits and expenses	**3,115**	**3,129**	**3,219**	**3,433**
Earnings before income taxes	**636**	**635**	**642**	**585**
Total income tax	**220**	**220**	**222**	**203**
Net earnings	**$ 416**	**$ 415**	**$ 420**	**$ 382**
Net earnings per basic share	**$ .85**	**$ .85**	**$ .86**	**$ .79**
Net earnings per diluted share	**.84**	**.84**	**.85**	**.78**

	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Premium income	$ 3,005	$ 3,093	$ 3,102	$ 3,114
Net investment income	524	542	548	557
Realized investment gains	14	50	11	5
Other income	16	12	11	11
Total revenues	3,559	3,697	3,672	3,687
Total benefits and expenses	2,984	3,073	3,115	3,180
Earnings before income taxes	575	624	557	507
Total income tax	200	216	190	175
Net earnings	$ 375	$ 408	$ 367	$ 332
Net earnings per basic share	$ .75	$ .82	$ .74	$ .67
Net earnings per diluted share	.74	.81	.73	.67

Quarterly amounts may not agree in total to the corresponding annual amounts due to rounding.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under this framework, management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of internal control over financial reporting as of December 31, 2007, which is included herein.

Auditors' Report on Internal Control over Financial Reporting

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The shareholders and board of directors of Aflac Incorporated:

We have audited Aflac Incorporated and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Aflac Incorporated's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Aflac Incorporated and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Aflac Incorporated and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of earnings, shareholders' equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2007, and our report dated February 28, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Atlanta, Georgia
February 28, 2008

Investor Information

A Year of Excellent Investment Returns for Aflac Shareholders

For the fifth year in a row, the stock market posted gains, with the Standard & Poor's (S&P) 500 Index rising 3.5% for the year. Insurance stocks, as measured by the Standard & Poor's Life and Health Insurance Index, performed even better, increasing 9.5%. By comparison, Aflac shares outperformed the broader market and its peer group, increasing 36.2% from $46.00 at the end of 2006 to $62.63 at the end of 2007. Including reinvested cash dividends, Aflac's total return to shareholders was 38.2% in 2007. For the last five years, Aflac's total return has compounded annually at 17.1%. And over the last 10 years, our total return to shareholders has compounded at 18.3% annually, compared with a 5.9% compound annual return for the S&P 500.

Aflac's shares have been a source of value to investors for more than five decades. Shareholders who invested in Aflac when the company was founded in 1955 and who exhibited patience and long-term vision have been extremely well-rewarded for their investment. The purchase of 100 Aflac shares 52 years ago cost $1,110. After 28 stock dividends or stock splits, those 100 shares had increased to 187,980 shares at the end of 2007, excluding reinvested cash dividends. As of December 31, 2007, the original investment would have been worth $11.8 million. In addition, Aflac's earliest investors received $150,384 in cash dividends in 2007 alone on their original investment, or more than 135 times the acquisition price of those original 100 shares.

A Stable Shareholder Base

Approximately 80,000 registered shareholders owned Aflac shares at the end of 2007. Institutional investors owned approximately 68% of Aflac's shares, with the balance owned by individual investors. Directors, employees and agents owned about 5% of the company's shares at the end of 2007.

Committed to Shareholder Service

As a public company, we follow through on our obligation to all members of the investment community to provide transparent and relevant disclosure of information to help them gain a thorough understanding of our operations. Our Shareholder Services Department provides stock transfer services and administers our dividend reinvestment plan. On aflac.com, we provide access to the conference calls we conduct in conjunction with our quarterly earnings releases, webcasts of analyst meetings, our calendar of events, and an e-mail alert notification service that can automatically notify investors each time Aflac issues a press release or files with the United States Securities and Exchange Commission (SEC). The Investors page of aflac.com also provides a convenient way to view, download and print annual and quarterly reports, SEC filings, quarterly statistical financial supplements, and information about our commitment to corporate responsibility.

Peer Company Comparison

Aflac's total return to shareholders compounded at 18.3% annually over the last 10 years.

	Symbol	Year-end Market Value (In billions)	2007 Return*	Five-Year Annual Return*	10-Year Annual Return*
Aflac	AFL	$ 30.5	38.2%	17.1%	18.3%
Lincoln National	LNC	15.4	(10.2)	16.4	7.1
MetLife	MET	44.9	5.7	19.1	**
Principal Financial	PFG	17.8	18.8	19.5	**
Prudential Financial	PRU	42.1	9.7	25.4	**
Torchmark	TMK	5.7	(4.3)	11.6	6.2
Unum Group	UNM	8.6	15.9	8.3	(6.1)

*Includes reinvested cash dividends **Not applicable

Board of Directors



Daniel P. Amos, 56, chairman and chief executive officer of Aflac and Aflac Incorporated, has been with the company full-time since 1973. He was named president of Aflac in 1983, chief operating officer in 1987, chief executive officer of Aflac Incorporated in 1990, and chairman in 2001. He has been a member of Aflac Incorporated's board since 1983.



John Shelby Amos II, 55, Alabama/West Florida state sales coordinator for Aflac U.S., has served in a variety of sales positions with the company for the past 33 years. He was first elected to Aflac Incorporated's board in 1983.



Paul S. Amos II, 32, president of Aflac and chief operating officer of Aflac U.S., joined Aflac in 2002 as state sales coordinator of Georgia North. He was promoted to executive vice president in 2005, assumed additional responsibilities as Aflac U.S. chief operating officer in 2006 and was promoted to his current position in 2007. He joined Aflac Incorporated's board in 2007.



Yoshiro Aoki, 62, president of Seiwa Sogo Tatemono Co., Ltd. and corporate auditor of Chuo Real Estate Co., Ltd., Yushu Corp. and Gekkeikan Sake Co., Ltd., previously held the positions of deputy president of Mizuho Research Institute Ltd. and senior managing director of Mizuho Bank, Ltd. He also held various positions at the Dai-ichi Kangyo Bank, Ltd., including senior managing director and managing executive officer. He joined Aflac's board in 2007.



Michael H. Armacost, 70, Shorenstein Distinguished Fellow at Stanford University's Asia-Pacific Research Center, retired in June 2002 as president and trustee of The Brookings Institution, a private nonpartisan organization devoted to public policy research. A former undersecretary of state for political affairs, Mr. Armacost was U.S. ambassador to Japan from 1989 to 1993. Mr. Armacost joined Aflac Incorporated's board in 1994.



Kriss Cloninger III, 60, president, chief financial officer and treasurer of Aflac Incorporated, joined Aflac in 1992 as senior vice president and CFO after working with Aflac as a consulting actuary since 1977. He was named president of Aflac Incorporated and elected to its board in 2001.



Joe Frank Harris, 72, distinguished executive fellow at Georgia State University and a lecturer in its School of Policy Studies, serves as chairman of the board of Harris Georgia Corporation, an industrial development firm. Mr. Harris was governor of Georgia from 1983 to 1991. He joined Aflac Incorporated's board in 1991.



Elizabeth Hudson, 58, executive vice president of communications for the National Geographic Society, previously held similar positions with iVillage, the Reader's Digest Association and NBC. She also was previously a director in Spencer Stuart's Media & Communication Practice. She joined Aflac Incorporated's board in 1990.



Kenneth S. Janke Sr., 73, chairman emeritus of the National Association of Investors Corporation (NAIC), a nonprofit association dedicated to education for individual investors, also served as chairman, president and director of the NAIC Growth Fund. He was first elected to Aflac Incorporated's board in 1989.



Douglas W. Johnson, 64, certified public accountant and retired Ernst & Young LLP audit partner, has spent the majority of his career auditing companies in the life, health and property/casualty segments of the insurance industry. He joined Aflac Incorporated's board in 2003.



Robert B. Johnson, 63, senior counselor, Porter Novelli PR, was formerly chairman and CEO of the One America Foundation (an organization that promotes dialogue and solidarity among Americans of all races). He previously served in President Clinton's White House as an assistant to the president and director of the president's initiative for One America. He has been on Aflac Incorporated's board since 2002.



Charles B. Knapp, 61, Director of Educational Development for the CF Foundation, is president emeritus, a professor of economics and distinguished public service fellow at the University of Georgia. Dr. Knapp also serves as the Chairman of the Board of the East Lake Foundation, which is the organization responsible for leading the revitalization of the East Lake community in Atlanta. He joined Aflac Incorporated's board in 1990.



E. Stephen Purdom, M.D., 60, former executive vice president of insurance operations for Aflac U.S., is on the board of advisors for Emory University Medical School. He previously served as chief of staff at Doctors' Hospital in Columbus, Georgia, and was first elected to Aflac Incorporated's board in 1987.



Barbara K. Rimer, Dr. PH, 59, Alumni Distinguished Professor of Health Behavior and Health Education and dean of the University of North Carolina School of Public Health, was previously director of the Division of Cancer Control and Population Sciences at the National Cancer Institute. She is a former director of Cancer Control Research and Professor of Community and Family Medicine at the Duke University School of Medicine. She joined Aflac Incorporated's board in 1995.



Marvin R. Schuster, 70, chairman of Schuster Enterprises Inc., which operates Burger King restaurants throughout the Southeast, is on the boards of directors of Synovus Trust Company and Columbus Bank & Trust Company. He was elected to Aflac Incorporated's board in 2000.



D. Gary Thompson, 61, retired executive vice president of Wachovia Corporation and a retired chief executive officer of Georgia Banking, Wachovia Bank, N.A., is on the board of directors for Georgia Power Company, a subsidiary of the Southern Company, and was elected to Aflac Incorporated's board in 2005.



Robert L. Wright, 70, chairman of Flight Explorer, a global flight tracking, information technology and communications solutions provider, was formerly an associate administrator for the United States Small Business Administration. He was first elected to Aflac Incorporated's board in 1999.

:xecutive Management

Daniel P. Amos (see facing page)

Kriss Cloninger III (see facing page)

Paul S. Amos II (see facing page)



Akitoshi Kan, 59, chairman of Aflac International and chairman of Aflac Japan, joined Aflac Japan in 1980. In 1997 he was promoted to executive vice president for internal operations for Aflac Japan and deputy chief financial officer for Aflac Incorporated. He was promoted to executive vice president, Aflac U.S. internal operations, in 1999 and rejoined Aflac Japan in 2005.



Rebecca C. Davis, 57, executive vice president; chief administrative officer, joined Aflac's Claims Department in 1973 and has worked in many areas throughout Aflac's U.S. operation, including Client Services and Marketing. In October 2004, she was promoted to executive vice president; chief administrative officer.



Joey M. Loudermilk, 54, executive vice president; general counsel and corporate secretary, joined Aflac in 1983 as head of the Legal Department. He is also responsible for Aflac's Governmental Relations Department and is treasurer of Aflac Incorporated's political action committee.



Audrey Boone Tillman, 43, executive vice president; Corporate Services joined Aflac in 1996. Her main areas of responsibility are: Human Resources, Facilities, Corporate Training and Health Services. She currently serves as a director-at-large for the Society for Human Resource Management (SHRM) and received a bachelor of arts degree from the University of North Carolina at Chapel Hill and a juris doctorate from the University of Georgia School of Law.



Tohru Tonoike, 57, president of Aflac Japan, worked for Dai-ichi Kangyo Bank prior to joining Aflac Japan in February 2007. Dai-ichi Kangyo Bank later merged with two other banks to form the Mizuho Financial Group. In 2005 he became president and representative director of Dai-ichi Kangyo Asset Management Company, another division of the Mizuho Financial Group. He served on the Aflac board of directors from November 2004 through January 2007.



Charles D. Lake II, 46, vice chairman of Aflac Japan, joined Aflac in 1999. Prior to his current position, he served as president of Aflac Japan. Before joining Aflac, he was director of Japan Affairs at the office of the U.S. Trade Representative in the executive office of the president, and he practiced law in Washington, D.C.



Takaaki Matsumoto, 59, first senior vice president, director of Marketing and Sales for Aflac Japan, joined Aflac in 1975. He served as general manager of the Tohoku Sales and Sales Promotion Departments. After serving as general manager of East Japan Claims Department, he was promoted to vice president in January 2005. In December 2006 he was named to his current position.



Hiroshi Yamauchi, 56, first senior vice president and chief administrative officer of Aflac Japan, joined Aflac in 1976 and served in the Actuarial Department as section manager and assistant general manager. He was promoted to general manager in the Policy Maintenance Department in 1998 and to vice president in 1999, then to first senior vice president in 2002. He was promoted to his current position as chief administrative officer in January 2005.



Hisayuki Shinkai, 57, first senior vice president of Aflac Japan, joined the company in 1999 as general manager of the public relations department and has served in various management capacities, including director of sales. Prior to joining Aflac Japan, he worked for Long Term Credit Bank of Japan, Ltd.

;enior Management

\flac Incorporated

'eter T. Adams, Senior Vice President, 'inancial Reporting

;usan R. Blanck, Senior Vice President; :orporate Actuary

Aartin A. Durant, Senior Vice President, :orporate Finance

:enneth S. Janke Jr., Senior Vice President, nvestor Relations

V. Jeremy Jeffery, Senior Vice President; :hief Investment Officer

:alph A. Rogers Jr., Senior Vice President, 'inancial Services; Chief Accounting Officer

Aflac U.S.

Janet P. Baker, Senior Vice President, Corporate Learning

Phillip J. Friou, Senior Vice President, Director of Governmental Relations

Angela S. Hart, Senior Vice President, Community Relations

Ronald E. Kirkland, Senior Vice President; Director of Sales

Robert M. Ottman, Senior Vice President, Claims, Benefit Services, New York Administration and Shared Services

David L. Pringle, Senior Vice President, Federal Relations

Gerald W. Shields, Senior Vice President; Chief Information Officer

Teresa L. White, Senior Vice President; Deputy Chief Administrative Officer

Aflac Japan

Yuji Arai, Senior Vice President, Investments, Investment Analysis and Risk Management; Principal Financial Officer

Jun Isonaka, Senior Vice President, Sales

Tomomichi Itoh, Senior Vice President, Planning, Management Information Administration, Government Affairs and Research, Legal, Compliance/Inspection and Privacy Office

Yosuke Miwa, Senior Vice President, Human Resources, Human Resources Support, General Affairs

John A. Moorefield, Senior Vice President; Chief Information Officer

Communicorp, Aflac's printing and communications subsidiary, has received Forest Stewardship Council (FSC) certification. This chain-of-custody certification is part of a not-for-profit organization program that brings people together to find solutions and reward good forest management.

FSC Mixed Sources

Aflac Incorporated
Worldwide Headquarters
1932 Wynnton Road
Columbus, Georgia 31999
706.323.3431
aflac.com

Aflac Japan
Shinjuku Mitsui Bldg.
2-1-1, Nishishinjuku, Shinjuku-ku,
Tokyo, 163-0456, Japan
011.81.3.3344.2701

Independent Registered Public Accountants
KPMG LLP
303 Peachtree Street, N.E.
Suite 2000
Atlanta, Georgia 30308

Registrar
Synovus Trust Company
P.O. Box 23024
Columbus, Georgia 31902-3024

Legal Counsel
Skadden, Arps, Slate,
Meagher & Flom LLP
New York, New York 10036

Stock Transfer Agent
Aflac Incorporated
Shareholder Services Dept.
Columbus, Georgia 31999
800.235.2667 – option 2
or 706.596.3581
Fax: 706.596.3488

Annual Meeting
Aflac Incorporated's annual meeting of shareholders will be held at 10 a.m. on May 5, 2008, at the Columbus Museum, 1251 Wynnton Road, Columbus, Georgia.

Customer Service
Policyholders and claimants needing assistance may call 800.992.3522.
Sales associates may call 800.462.3522.
Para asistencia en Español, por favor llame al 800.742.3522.

Shareholder Inquiries
Communication regarding stock purchase plans, dividends, lost stock certificates, etc., should be directed to the Shareholder Services Department at 800.235.2667 – option 2.

Form 10-K
We have included as Exhibit 31 to our Annual Report to the Securities and Exchange Commission (Form 10-K) certificates of the CEO and CFO of the Company certifying the quality of the Company's public disclosure. Copies of Aflac Incorporated's Form 10-K can be obtained free of charge by calling the Investor Relations Department at 800.235.2667 – option 3.

New York Stock Exchange Certification
In 2007 the Company submitted to the NYSE a certificate of the Chief Executive Officer of the Company certifying that he is not aware of any violation by the Company of the NYSE's corporate governance listing standards.

For more information concerning the company, please contact:
Kenneth S. Janke Jr.
Senior Vice President,
Investor Relations
800.235.2667 – option 3
or 706.596.3264
Fax: 706.324.6330

In Japan contact:
Ken Kyo
Investor Relations
Support Department
Shinjuku Mitsui Bldg.,
2-1-1, Nishishinjuku, Shinjuku-ku,
Tokyo, 163-0456, Japan
011.81.3.3344.0481
Fax: 011.81.3.3344.0485

Aflac. Incorporated

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